     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 1996.


                                                       REGISTRATION NO. 333-4513

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                 PRE-EFFECTIVE


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                               RENCO METALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                                                           238 NORTH 2200 WEST, SALT LAKE CITY, UT
                                                                                            84116
       DELAWARE                    3339                13-3724916                       (801) 532-2043
    (STATE OR OTHER          (PRIMARY STANDARD      (I.R.S. EMPLOYER     (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
     JURISDICTION OF            INDUSTRIAL                                                 NUMBER,
   INCORPORATION OR         CLASSIFICATION CODE      IDENTIFICATION          INCLUDING AREA CODE, OF REGISTRANT'S
     ORGANIZATION)                NUMBER)                 NO.)                   PRINCIPAL EXECUTIVE OFFICES)

                        MAGNESIUM CORPORATION OF AMERICA
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                                                                           238 NORTH 2200 WEST, SALT LAKE CITY, UT
                                                                                            84116
       DELAWARE                    3339                06-1030566                       (801) 532-2043
    (STATE OR OTHER          (PRIMARY STANDARD      (I.R.S. EMPLOYER     (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
     JURISDICTION OF            INDUSTRIAL                                                 NUMBER,
   INCORPORATION OR         CLASSIFICATION CODE      IDENTIFICATION          INCLUDING AREA CODE, OF REGISTRANT'S
     ORGANIZATION)                NUMBER)                 NO.)                   PRINCIPAL EXECUTIVE OFFICES)


                             SABEL INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                                                         749 NORTH COURT STREET, MONTGOMERY, AL 36104
        ALABAMA                    5051                63-0961496                       (334) 265-6778
    (STATE OR OTHER          (PRIMARY STANDARD      (I.R.S. EMPLOYER     (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
     JURISDICTION OF            INDUSTRIAL                                                 NUMBER,
   INCORPORATION OR         CLASSIFICATION CODE      IDENTIFICATION          INCLUDING AREA CODE, OF REGISTRANT'S
     ORGANIZATION)                NUMBER)                 NO.)                   PRINCIPAL EXECUTIVE OFFICES)

                                IRA LEON RENNERT
                                  ROGER L. FAY
                 238 NORTH 2200 WEST, SALT LAKE CITY, UT 84116
                                 (801) 532-2043
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                MICHAEL C. RYAN, ESQ.                              WILLIAM M. HARTNETT, ESQ.
            CADWALADER, WICKERSHAM & TAFT                           CAHILL GORDON & REINDEL
         100 MAIDEN LANE, NEW YORK, NY 10038                  80 PINE STREET, NEW YORK, NY 10005
                   (212) 504-6000                                       (212) 701-3000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


     THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                               RENCO METALS, INC.

                             CROSS REFERENCE SHEET
                     PURSUANT TO ITEM 501 OF REGULATION S-K

                  S-1 ITEM NUMBER AND HEADING                    LOCATION IN PROSPECTUS
   1.  Forepart of Registration Statement and Outside
       Front Cover Page of Prospectus...................  Outside Front Cover Page
   2.  Inside Front and Outside Back Cover Pages of
       Prospectus.......................................  Inside Front Cover Page; Outside Back
                                                          Cover Page
   3.  Summary of Information, Risk Factors and Ratio of
       Earnings to Fixed Charges........................  Prospectus Summary; Risk Factors;
                                                          Selected Consolidated Financial Data
   4.  Use of Proceeds..................................  Use of Proceeds
   5.  Determination of Offering Price..................  Not Applicable
   6.  Dilution.........................................  Not Applicable
   7.  Selling Security Holders.........................  Not Applicable
   8.  Plan of Distribution.............................  Outside Front Cover Page;
                                                          Underwriting
   9.  Description of Securities to be Registered.......  Description of Senior Notes
  10.  Interests of Named Experts and Counsel...........  Not Applicable
  11.  Information with Respect to the Registrant.......  Outside Front Cover Page; Prospectus
                                                          Summary; Risk Factors;
                                                          Capitalization; Selected Consolidated
                                                          Financial Data; Management's
                                                          Discussion and Analysis of Financial
                                                          Condition and Results of Operations;
                                                          Business; Management; Stock Ownership
                                                          and Certain Relationships and
                                                          Transactions; Description of Senior
                                                          Notes; Description of Revolving
                                                          Credit Facilities; Index to Financial
                                                          Statements
  12.  Disclosure of Commission Position on
       Indemnification for Securities Act Liabilities...  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 13, 1996

PROSPECTUS
             , 1996

                                  $150,000,000

                               RENCO METALS, INC.
                                % SENIOR NOTES DUE 2003

     The      % Senior Notes due 2003 (the "Senior Notes") are being offered
(the "Offering") by Renco Metals, Inc. (the "Company"). Interest on the Senior
Notes will be payable semi-annually on           and           of each year,
commencing on             , 199 . The Senior Notes will mature on             ,
2003. Except as set forth below, the Senior Notes will not be redeemable prior
to             , 2000. Thereafter, the Senior Notes will be redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued interest to the date of redemption. In addition, at any time
on or prior to             , 1999, the Company may, at its option, redeem up to
33% of the original aggregate principal amount of the Senior Notes with the net
cash proceeds of one or more Public Equity Offerings (as defined), at      % of
the principal amount thereof plus accrued interest to the date of redemption; provided that at least $100.0 million of Senior Notes remain outstanding immediately after any such redemption. Upon the occurrence of a Change of Control (as defined), each holder of Senior Notes may require the Company to repurchase such holder's Senior Notes at 101% of the principal amount thereof plus accrued interest to the date of repurchase. The Company is obligated in certain instances to make offers to repurchase Senior Notes at a purchase price equal to 100% of the principal amount thereof plus accrued interest to the date of repurchase, with the net cash proceeds of certain sales and other dispositions of assets. See "Description of Senior Notes."

     The Senior Notes will be general unsecured obligations of the Company ranking senior in right of payment to all existing and future subordinated indebtedness of the Company and will rank pari passu in right of payment with other senior indebtedness of the Company. The Senior Notes will be unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the Company's subsidiaries (the "Guarantors"). However, the Guarantors may incur indebtedness of up to $40.0 million under their revolving credit facilities (the "Revolving Credit Facilities"), which are secured by substantially all of the non-fixed assets of the respective Guarantors. Therefore, holders of such secured indebtedness, and any other secured indebtedness of the Company and the Guarantors, will have claims that effectively rank prior to those of holders of Senior Notes with respect to the assets securing such indebtedness. See "Description of Senior
Notes -- Guarantees." The Indenture (as defined) permits the Company and the Guarantors to incur additional indebtedness, including senior indebtedness and secured indebtedness, subject to certain limitations. See "Description of Senior Notes -- Limitation on Additional Indebtedness."

     On May 24, 1996, the Company commenced a Tender Offer (as defined) to purchase for cash up to all of the $75 million aggregate principal amount of the Company's 12% Senior Notes due 2000 (the "Existing Notes") and a related Consent Solicitation (as defined). Consummation of the Offering is conditioned upon the receipt by the Company of consents representing at least a majority in aggregate principal amount of the Existing Notes outstanding.

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SENIOR NOTES.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------------------
                                                                     UNDERWRITING
                                                PRICE TO THE           DISCOUNTS         PROCEEDS TO THE
                                                  PUBLIC(1)       AND COMMISSIONS(2)       COMPANY(3)
- -----------------------------------------------------------------------------------------------------------
Per Senior Note.............................           %                   %                    %
Total.......................................           $                   $                    $
- -----------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriter (as defined herein) against certain liabilities, including liabilities under the Securities Act. See "Underwriting."
(3) Before deducting expenses related to the Offering payable by the Company,
    estimated to be $          .

     The Senior Notes are being offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by it and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of the Senior Notes will be made in New York, New York
on or about             , 1996.

                         DONALDSON, LUFKIN &  JENRETTE
                               SECURITIES CORPORATION

Photo of Magnesium Corporation of America's ('Magcorp') production facility with caption 'Magcorp's production facility in Rowley, Utah.'



Photo of magnesium anode ingots with caption, 'Magnesium's light weight, high strength-to-weight ratio and corrosion resistance has led to increasing worldwide demand.'



Photo of automobile parts made with magnesium alloy with caption 'Magnesium is an important product in the automobile industry.'



Photo of aluminum cans with caption 'Primary use of magnesium in the aluminum alloying market is in the production of two piece beverage cans and aluminum sheet.'



     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH

STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements contained elsewhere in this Prospectus. Unless the context otherwise requires, references to the "Company" mean Renco Metals, Inc., references to "Magcorp" mean Magnesium Corporation of America, references to "Sabel" mean Sabel Industries, Inc. and references to "Subsidiaries" and "Guarantors" mean Magcorp and Sabel, each of which is a wholly-owned subsidiary of the Company. The Company's fiscal year ends October 31. Therefore, for example, "fiscal year 1995" refers to the fiscal year ended October 31, 1995.


                                  THE COMPANY

     The Company is engaged in the production and sale of magnesium and magnesium alloys through its wholly-owned subsidiary, Magcorp, and diversified steel service operations through its wholly-owned subsidiary, Sabel. For the twelve months ended April 30, 1996, the Company had revenues, EBITDA (as defined) and net income of $197.2 million, $61.8 million and $29.7 million, respectively.

  Magcorp

     In 1995, Magcorp was the third largest producer of pure magnesium and magnesium alloys in North America and the fourth largest producer in the world outside the Commonwealth of Independent States ("CIS") and People's Republic of China ("PRC"). Magnesium and magnesium alloys are components in products ranging from aluminum beverage cans, computer chassis and power tools to complex castings for the aerospace, automotive and recreation industries. Additionally, magnesium is used in the production of steel, ductile iron and other metals and as a reagent in the manufacture of various organic and pharmaceutical products.

     Magcorp sells pure magnesium and magnesium alloys to domestic and international customers. Magcorp's plant, which was constructed in 1972, is located in Rowley, Utah, and has a nominal annual production capacity of approximately 41,000 metric tons. Magcorp produced approximately 38,400 metric tons in fiscal year 1995 and approximately 20,300 metric tons in the six months ended April 30, 1996. Magcorp accounted for 21% of calendar year 1995 North American production and 16% of calendar year 1995 global production, excluding CIS and PRC, according to statistics published by the International Magnesium Association (the "IMA") and management estimates.

     Due to the high-quality brine drawn from the Great Salt Lake and a proprietary production process, Magcorp is capable of consistently producing magnesium with a purity level which exceeds the industry standard of 99.8%. Magcorp offers over 30 different sizes, shapes and weights of primary magnesium and magnesium alloy products in a range of purity levels to meet customer needs in all of its major markets.

     Limited magnesium supply combined with continued increases in demand resulted in significant increases in pure magnesium list prices during 1995. From 1986 to 1995, magnesium demand increased at a compound annual growth rate ("CAGR") of approximately 3.8%. This growth is due to magnesium's inherent metallurgical properties including its light weight, high strength-to-weight ratio, excellent corrosion resistance and reactivity with certain elements. As a result of these characteristics, from 1986 to 1995, the use of magnesium increased in most of magnesium's largest end markets including aluminum alloying (3% CAGR), die castings (20% CAGR) and desulfurization in steel production (8%
CAGR).


     The increase in demand for magnesium has not resulted in significant increases in supply. In early 1994, one of the largest domestic producers significantly reduced its capacity, and that capacity has not been replaced. North American producers are currently operating at approximately 95% of capacity. Magcorp's current capacity utilization rate is 96%.



     As a result of these industry conditions, list prices for pure magnesium sold by North American producers in North America increased to record highs in 1995. Pure magnesium list prices increased from $1.43 per pound in 1991 to $1.93 per pound in mid-1995, and have remained stable since such time. Magnesium regularly sells for prices lower than the list price for pure magnesium, with price dependent on market segment, chemistry, contract terms, including negotiated discounts, and quality, with the higher quality magnesium sold by Magcorp selling at or near list price, and lower quality magnesium, like that produced in the PRC, selling at substantially below list price. Manufacturers of lower quality pure magnesium, including those in the PRC, have experienced price reductions during 1996. Magcorp believes that the price that it will receive for higher quality pure magnesium sold in the United States may decrease modestly in the second half of 1996 but remain at levels above 1995.

     As of March 31, 1996, magnesium producer inventories outside the PRC and CIS were 30,300 metric tons, which represents approximately five weeks of supply, compared with normal levels of approximately eight weeks, and up from a record low of 17,200 metric tons in June 1995. The recent increase in inventories resulted from slightly higher production of high quality pure magnesium and an increase in the availability of magnesium produced in the CIS and PRC.



     Management believes that the industry's high capacity utilization rates will continue through at least the year 2000 due to increasing demand for magnesium and the high costs and difficulty associated with constructing a new facility. The magnesium manufacturing process is also highly technical and proprietary to each company. Management estimates a cost of approximately $500 million to establish a facility with the same production capacity as Magcorp's facility. One new facility, located in Israel with an estimated annual capacity of 27,500 metric tons, is expected to begin production in early 1997. The capacity of the Israeli facility may also be increased, subject to start-up success, viability and market conditions, from 27,500 to 55,000 metric tons, with a possible start-up date for the second phase in 1999.


     Magcorp's business strategy consists of three principal elements: (i) maximize sales in markets in which superior margins can be achieved, (ii) establish and maintain long-term customer relationships through service, product flexibility and responsiveness and (iii) manage production and overhead costs aggressively.

     In furtherance of its business strategy, Magcorp emphasizes quality, service and flexibility to meet changing customer specifications. In particular, management believes that Magcorp's range of products and delivery program has afforded Magcorp a significant degree of flexibility to meet customer needs which serves to foster long-term relationships with its core customers. Additionally, with respect to costs, management has maintained an aggressive cost management program since 1987 which has resulted in a 28.3% reduction of direct unit manufacturing costs. Management is committed to pursuing further efficiencies and cost reductions to maintain its competitive position within the industry.


     To this end, management has developed a capital improvement program totaling approximately $46 million which encompasses the installation of new electrolytic cell technology, as well as the installation of a magnesium caster. The new electrolytic cells are expected to reduce operating costs and improve manufacturing efficiencies resulting from reductions in: (i) electricity consumption; (ii) manufacturing labor requirements; (iii) magnesium metal losses in the manufacturing process; and (iv) chlorine emissions.



     The electrolytic cell conversion will commence in early 1997 with the installation of a prototype cell and, assuming its successful operation, the conversion of the remaining cells is expected to be completed by 1999. Management estimates that the magnesium caster will be installed in fiscal year 1997.


  Sabel

     Sabel is a diversified company primarily involved in the steel service center, scrap metal and reinforcing bar ("rebar") fabrication businesses. Through its four steel service centers located in Alabama, Sabel distributes a full line of hot rolled and cold rolled carbon steel and structural steel to industrial accounts as well as the general public throughout the Southeast. Sabel's scrap metal operations process to customer specifications and sell and transport ferrous and non-ferrous scrap metal to mini- and integrated mills. Sabel's rebar fabrication operation customizes rebar to sizes and shapes required for use in building and highway construction. Sabel processes more than 90% of the steel it sells to more than 3,500 customers.


     Sabel's business strategy is to maintain and strengthen its presence in niche markets while emphasizing supplier and customer relationships. Sabel concentrates on low volume, high margin sales to customers whose order sizes are not efficiently handled by larger steel service centers and scrap metal companies. Sabel's ability to provide one-day turnaround service on most commonly used steel products at competitive prices enables its smaller customers to implement just in time delivery for material requirements planning. With a primary focus on the Southeast region, Sabel's geographic proximity to its customers facilitates this service while minimizing freight costs and delivery time. Sabel's strong market presence in the region enables it to obtain contracts for on-site collection of scrap materials from a number of industrial concerns.


  Control of the Company


     All of the Company's issued and outstanding capital stock is owned by The Renco Group, Inc. ("Group"), which is 95.8% owned by Mr. Ira Leon Rennert, the Chairman and Chief Executive Officer of the Company and Group, and by trusts established by him for members of his family (but of which he is not a trustee). As a result of such ownership, Mr. Rennert controls the Company and its subsidiaries.

                                  THE OFFERING

Securities Offered.................  $150,000,000 aggregate principal amount of      % Senior
                                     Notes due 2003 (the "Senior Notes").
Maturity Date......................  , 2003.
Interest Payment Dates.............  Interest will accrue from the date of issuance and will
                                     be payable semi-annually on each           and
                                               , commencing             , 199 .
Optional Redemption................  The Senior Notes are redeemable, in whole or in part, at
                                     the option of the Company on or after           , 2000
                                     at the redemption prices set forth herein plus accrued
                                     interest to the redemption date. See "Description of
                                     Senior Notes -- Optional Redemption." In addition, prior
                                     to           , 1999, the Company, at its option, may
                                     redeem up to 33% of the aggregate principal amount of
                                     the Senior Notes originally issued with the net proceeds
                                     of one or more Public Equity Offerings at the redemption
                                     price set forth herein plus accrued interest to the date
                                     of redemption; provided that at least $100.0 million of
                                     Senior Notes remain outstanding immediately after such
                                     redemption. See "Description of Senior Notes -- Optional
                                     Redemption Upon Public Equity Offerings."
Change of Control..................  Upon a Change of Control, each holder of Senior Notes will have the right to require the Company to repurchase
                                     all or a portion of such holder's Senior Notes at a
                                     price of 101% of the principal amount thereof plus
                                     accrued interest to the repurchase date. See
                                     "Description of Senior Notes -- Change of Control."
Asset Sale Proceeds................  The Company is obligated in certain instances to make offers to purchase the Senior Notes at a redemption
                                     price of 100% of the principal amount thereof plus
                                     accrued interest to the repurchase date with the net
                                     cash proceeds of certain sales or other dispositions of
                                     assets. See "Description of Senior Notes -- Certain
                                     Covenants -- Disposition of Proceeds of Asset Sales."
Guarantees.........................  The Senior Notes are guaranteed, jointly and severally, by the Guarantors on a senior unsecured basis. See
                                     "Description of Senior Notes -- Guarantees."
Ranking............................  The Senior Notes will be senior obligations of the
                                     Company and will rank pari passu with all senior
                                     indebtedness of the Company, including any Existing
                                     Notes that remain outstanding after the Tender Offer,
                                     and will rank senior to all subordinated indebtedness of
                                     the Company.
Use of Proceeds....................  The Company intends to use the net proceeds from the
                                     Offering of the Senior Notes, together with available
                                     cash of the Company, to (i) retire Existing Notes
                                     validly tendered pursuant to the Tender Offer (as
                                     defined), (ii) redeem the Company's existing 10%
                                     Preferred Stock held by Group, (iii) make certain
                                     contractual compensation payments to certain executives
                                     of Magcorp, (iv) pay a dividend to Group and (v) pay
                                     related fees and expenses. See "Use of Proceeds." The
                                     use of the proceeds and the application of the available
                                     cash, together with certain amendments to the Revolving
                                     Credit Facilities, are collectively referred to herein
                                     as the "Transactions."

Certain Covenants..................  The Indenture governing the Senior Notes will contain certain covenants that, among others, limit the type and
                                     amount of additional indebtedness that may be incurred
                                     by the Company or any of its subsidiaries and impose
                                     limitations on investments, loans, advances, the payment
                                     of dividends and the making of certain other payments,
                                     the creation of liens, certain transactions with
                                     affiliates and certain mergers. See "Description of
                                     Senior Notes -- Certain Covenants."

                     TENDER OFFER AND CONSENT SOLICITATION

     On May 24, 1996, the Company commenced an offer (the "Tender Offer") to purchase for cash up to all of the Existing Notes and a related solicitation (the "Consent Solicitation") of consents to delete or modify certain terms of the indenture under which the Existing Notes were issued. The purchase price to be paid in respect of the validly tendered Existing Notes and the related consents is 111% of their principal amount, plus accrued interest up to, but not including, the date of purchase. Consummation of the Offering is conditioned upon the receipt by the Company of consents representing at least a majority in aggregate principal amount of the Existing Notes outstanding.

                                  RISK FACTORS

     Prospective purchasers of the Senior Notes should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" for risks involved with an investment in the Senior Notes.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary financial data of the Company for the six months ended April 30, 1995 and 1996, and for each of the years in the five fiscal year period ended October 31, 1995, and as of April 30, 1996 (historical and pro forma to give effect to the Transactions). Such summary information is qualified by, and should be read in conjunction with, the detailed information and the financial statements appearing elsewhere herein for the fiscal years ended October 31, 1993, 1994 and 1995 and the notes related thereto, and the unaudited results for the six months ended April 30, 1995 and 1996. The summary financial data for the six months ended April 30, 1995 and 1996 are unaudited but, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of the financial and operating data for such periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                          SIX MONTHS ENDED
                                                          YEAR ENDED OCTOBER 31,                             APRIL 30,
                                       ------------------------------------------------------------     --------------------
                                         1991         1992         1993         1994         1995        1995         1996
                                                                      (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net sales........................... $113,649     $117,262     $131,139     $132,950     $185,806     $87,681     $ 99,110
  Cost of sales.......................   92,151       95,501       95,313      106,364      121,189      58,900       56,238
  Depreciation, depletion, and
    amortization......................   11,627       10,698        7,135        5,604        5,770       2,878        3,369
  Selling, general, and administrative
    expenses..........................   14,411       14,499       14,714       16,352       18,470       8,898        8,967
                                       --------     --------     --------     --------     --------     -------     --------
  Operating income (loss).............   (4,540)      (3,436)      13,977        4,630       40,377      17,005       30,536
  Interest income.....................        4           11           56          186          881         210          830
  Interest expense....................    9,736        7,614        7,414       10,208       10,138       5,056        5,034
  Income tax expense (benefit)........   (1,424)        (331)       2,503       (1,932)      11,143       5,000        9,447
                                       --------     --------     --------     --------     --------     -------     --------
  Income (loss) from continuing
    operations........................  (12,848)     (10,708)       4,116       (3,460)      19,977       7,159       16,885
  Extraordinary item(1)...............       --           --        2,930           --           --          --           --
  Cumulative effect of accounting
    change............................       --           --           --           30           --          --           --
  Net income (loss)................... $(12,848)    $(10,708)    $  7,046     $ (3,430)    $ 19,977     $ 7,159     $ 16,885
                                       ========     ========     ========     ========     ========     =======     ========
  Ratio of earnings to fixed
    charges(2)(3).....................       --           --         1.78x          --         3.81x       3.20x        5.85x
FINANCIAL RATIOS AND OTHER DATA:
  EBITDA(4)........................... $  7,715     $  7,897     $ 21,450     $ 10,792     $ 47,118     $20,138     $ 34,809
  Capital expenditures(5).............      308          751        2,595        3,227        7,185       3,361        5,042
  Cash interest expense(6)............    8,269        6,217        5,769        9,436        9,366       4,670        4,648
  Ratio of EBITDA to cash interest
    expense...........................       --         1.27x        3.72x        1.14x        5.03x       4.31x        7.49x
PRO FORMA DATA:(7)
  Cash interest expense(6)............                                                       16,866                    8,398
  Ratio of EBITDA to cash interest
    expense...........................                                                         2.79x                    4.14x

                                                                                                               AS OF
                                                                                                          APRIL 30, 1996
                                                                                                       ---------------------
                                                                                                                      PRO
                                                                                                        ACTUAL      FORMA(8)
BALANCE SHEET DATA (at end of
  period):
  Working capital...................                                                                   $ 64,517     $ 41,456
  Property, plant, and equipment,
    net.............................                                                                     33,680       33,680
  Total assets......................                                                                    122,301      100,042
  Total debt........................                                                                     77,520      152,520
  Stockholder's equity (deficit)....                                                                     11,823      (81,950)

- ------------------------------

(1) See Note (9) of Notes to Consolidated Financial Statements included elsewhere herein.

(2) Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rental expense that is representative of interest expense. Earnings consist of income before taxes plus fixed charges.

(3) Earnings were insufficient to cover fixed charges by $14.3 million, $11.0 million and $5.4 million for the years ended October 31, 1991, 1992 and 1994, respectively.

(4) EBITDA is defined as earnings before interest expense, provision (benefit) for income taxes, depreciation, depletion and amortization and non-cash post retirement medical charges. Information regarding EBITDA is presented because of its use by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA should not be considered an alternative to, or more meaningful than, operating income or cash flow as an indicator of the Company's operating performance.

(5) Capital expenditures does not include ongoing maintenance expenses of $17.9 million, $19.7 million, $20.9 million, $19.9 million, $23.3 million, $11.0 million and $11.7 million for the years ended October 31, 1991, 1992, 1993, 1994 and 1995 and the six months ended April 30, 1995 and 1996, respectively, which are included in cost of sales.

(6) Cash interest expense consists of interest expense less amortization of loan origination and financing fees.

(7) Pro forma to give effect to the Transactions as if they occurred as of the first day of each period presented. See "Use of Proceeds."

(8) Pro forma to give effect to the Transactions as if they occurred as of April 30, 1996. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Prior to purchasing the Senior Notes offered hereby, prospective purchasers should consider all of the information set forth in this Prospectus and, in particular, should evaluate the following risk factors:

HIGH LEVERAGE

     After consummation of the Offering, the Company will have significant debt service obligations. As of April 30, 1996, on a pro forma basis after giving effect to the Transactions, the Company would have had total long-term indebtedness of $152.5 million (excluding $1.6 million of outstanding undrawn letters of credit) and a stockholder's deficit of $82.0 million. The Company's high level of indebtedness presents substantial risks to the holders of the Senior Notes, including the risk that the Company might not generate sufficient cash to service the Senior Notes and its other debt obligations. The ability of the Company to meet its debt service and other obligations will depend upon its future performance. The Company is engaged in businesses that are substantially affected by changes in economic cycles and whose revenues and earnings vary with the level of general economic activity in the markets they serve as well as by financial, political, business and other factors, many of which are beyond the Company's control. The Company's ability to meet its debt service obligations also may be affected by changes in prevailing interest rates, as borrowings under the Revolving Credit Facilities bear interest at floating rates. See "Capitalization."

     In the event that internally generated funds and amounts available under the Revolving Credit Facilities are not sufficient to fund the Company's capital expenditures and its debt service obligations, including the Senior Notes, the Company would be required to raise additional funds through the sale of equity securities, the refinancing of all or part of its indebtedness or the sale of assets. Each of these alternatives is dependent upon financial, business and other general economic factors affecting the Company, many of which are beyond the control of the Company, and there can be no assurance that any such alternatives would be available to the Company, if at all, on satisfactory terms. While the Company believes that cash flow generated by operations, along with borrowing availability to the Guarantors under the Revolving Credit Facilities, will provide adequate sources of long-term liquidity, a significant drop in operating cash flows resulting from economic conditions, competition or other uncertainties beyond the Company's control could increase the need for refinancing or new capital.

     The Indenture governing the Senior Notes and the Revolving Credit Facilities impose restrictions on the operations and activities of the Company. The most significant restrictions relate to debt incurrence, investments, sales of assets and cash distributions by the Company and require the Company to comply with certain financial covenants. The failure to comply with any of these restrictions or covenants could result in an event of default under the applicable instrument, which could permit acceleration of the debt under such instrument and in some cases acceleration of debt under other instruments that contain cross-acceleration or cross-default provisions. See "Description of Senior Notes" and "Description of Revolving Credit Facilities."

     Accounts receivable and inventory of each Guarantor are pledged to secure that Guarantor's obligations under its Revolving Credit Facility and are available to satisfy the Senior Notes only when such Revolving Credit Facility obligations are discharged. Generally, the property, plant and equipment of each Guarantor are unencumbered and are available to satisfy general unsecured obligations of that Guarantor, including its Guarantee (as defined).

HOLDING COMPANY STRUCTURE; POSSIBLE FRAUDULENT CONVEYANCE ISSUES

     The Company is a holding company with no operations of its own. All of the Company's operating income is generated by the Guarantors. As a result, the Company will rely upon distributions or advances from the Guarantors to provide the funds necessary to meet its debt service obligations, including the payment of principal and interest on the Senior Notes.

     Under federal or state fraudulent conveyance laws, the Senior Notes might, under certain circumstances, be subordinated to existing or future indebtedness of the Company or found not to be enforceable in accordance with their terms. Under these statutes, if a court were to find that (i) the Senior Notes were incurred or the guarantees (the "Guarantees") of the Guarantors were entered into with the intent of hindering, delaying or defrauding creditors or that the Company received less than a reasonably equivalent value or fair consideration for the Senior Notes and (ii) the Company or the Guarantors were insolvent immediately prior to the time the Senior Notes were issued and the Guarantees were incurred, as the case may be, were rendered insolvent by the issuance of the Senior Notes or the Guarantees, were engaged in a business or transaction for which the assets remaining with the Company or the Guarantors constituted unreasonably small capital, or intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could void the Company's and the Guarantors' obligations under the Senior Notes, or subordinate the Senior Notes and the Guarantees to all other indebtedness of the Company and the Guarantors, as the case may be. In that event, there would be no assurance that any repayment on the Senior Notes would ever be recovered by the holders of the Senior Notes and the Guarantees. Although the definition of insolvency varies among the jurisdictions, generally, the Company and the Guarantors would be considered to have been insolvent at the time the Senior Notes were issued if the sum of its debts were then greater than all of its property at a fair valuation, or if the then fair saleable value of its assets was less than the amount that was then required to pay its probable liability on its existing debts as they become absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the Company or the Guarantors were "insolvent" as of the date the Senior Notes were issued, or that, regardless of the method of valuation, a court would not determine that the Company or the Guarantors were insolvent on that date. Nor can there be any assurance that a court would not determine, regardless of whether the Company or the Guarantors were insolvent on the date the Senior Notes were issued, that the payments constituted fraudulent transfers on another ground.

VOLATILITY OF MAGNESIUM PRICING


     List prices for pure magnesium reached historically high levels in the markets Magcorp serves in 1995 and have remained stable since such time. Magnesium regularly sells for prices lower than list price for pure magnesium, with price dependent on market segment, chemistry, contract terms, including negotiated discounts and quality, with the higher quality magnesium sold by Magcorp selling at or near list price, and lower quality magnesium, like that produced in the PRC, selling at substantially below list price. Manufacturers of lower quality pure magnesium, including these in the PRC, have experienced price reductions during 1996. Magcorp believes that the price that it will receive for higher quality pure magnesium sold in the United States may decrease modestly in the second half of 1996 but remain at levels above 1995. The price that Magcorp is able to receive for magnesium is particularly sensitive to the availability of magnesium in the North American market. If there is an increased supply of magnesium sold in the North American market, prices could decrease. A new facility, located in Israel with an estimated annual capacity of approximately 27,500 metric tons, is expected to begin producing and selling magnesium by early 1997 and could result in new imports into the North American marketplace. The capacity of the Israeli facility may also be increased, subject to start-up success, viability and market conditions, from 27,500 to 55,000 metric tons, with a possible start-up date for the second phase of 1999. Increases in magnesium supplies in the North American marketplace could also result from increased domestic manufacturing capacity and imports from other magnesium producing countries, including the PRC. Imports may increase if, among other things, the antidumping duties against certain Russian Federation imports or certain Ukrainian imports of pure magnesium, or the antidumping duties and/or countervailing duties imposed against Canadian imports of pure and alloy magnesium were removed. See "-- Magnesium Import Issues" below. A material decrease in the price of magnesium could adversely affect the Company's operating results. There can be no assurance that current prices will continue.


MAGNESIUM IMPORT ISSUES

     There presently exist antidumping duties on certain magnesium imports of pure magnesium from the Russian Federation, Ukraine and the PRC. On March 30, 1995 the Department of Commerce ("DOC") determined that imports of pure magnesium from all three countries were dumped in the United States but also determined that certain Russian producers and traders were not dumping Russian magnesium. On April 26, 1995, the U.S. International Trade Commission ("ITC") announced its affirmative determinations that imports from these three countries were a cause of injury to the domestic magnesium industry.

Subsequent to that decision, Magcorp filed an appeal in the U.S. Court of International Trade ("CIT") of the DOC's determination that certain Russian producers and traders did not engage in dumping magnesium into the U.S. market. One of the Ukrainian traders appealed the injury determination entered by the ITC as to dumped imports of Ukrainian pure magnesium. These appeals have been fully briefed and have been set for oral argument before the CIT on July 9, 1996. Neither the possible outcome of the appeal process nor the impact of the determinations or the impact of the appeal process upon the Company's business can be determined at the present time.


     There are antidumping and countervailing duties imposed against imports of pure and alloy magnesium from Canada. On May 29, 1996, following an administrative review undertaken by the DOC, the antidumping duty deposit was reduced to zero on a preliminary basis due to increased pricing levels in the U.S. market. Any permanent reduction or reversal of such duties could have a material adverse effect on magnesium pricing in the United States and on Magcorp's competitive position, depending upon market conditions. See
"Business -- Magcorp -- Legal Proceedings; Pending Trade Issues."


ENVIRONMENTAL MATTERS

     The Company and its operations are subject to a variety of federal, state and local environmental laws and regulations. Such laws relate to, among other things, the discharge of contaminants into water and air and into and onto land and the disposal of waste. The Company's cost of compliance with environmental laws and remediation obligations under such laws has been and is expected to continue to be significant. Magcorp plans to spend approximately $40 million of its capital budget by the year 2000 directly or indirectly to meet environmental regulatory requirements by purchasing new electrolytic cell technology that will reduce chlorine emissions at the source. See
"Business -- Magcorp -- Environmental Matters."

FLUCTUATIONS IN ENERGY COSTS

     Amounts paid by the Company for electricity and natural gas represent the largest components of the Company's variable costs. The cost of these materials is subject to market fluctuations caused by factors beyond the Company's control. Significant increases in the cost of electricity or natural gas, to the extent not reflected in prices for the Company's products, could materially and adversely affect the Company's results of operations.

LABOR RELATIONS

     Approximately 73% of Magcorp's hourly employees and 20% of Sabel's hourly employees are covered by collective bargaining or similar agreements that expire in 1997. The Company believes that it has satisfactory relations with its employees. There can be no assurance, however, that new labor agreements will be reached without a work stoppage or strike or will be reached on terms satisfactory to the Company.

CONTROL BY GROUP

     The Company is a wholly owned subsidiary of Group, which is 95.8% owned by Mr. Ira Leon Rennert and by trusts established by him for members of his family. Due to its ownership of all the capital stock of the Company, Group will be able to direct and control the policies of the Company, including mergers, sales of all or substantially all of the Company's assets and similar transactions, which transactions may result in a Change of Control under the Indenture governing the Senior Notes. See "Description of Senior Notes -- Change of Control." The Company's board of directors has been, and is expected to continue to be, comprised entirely of designees of Group. Currently, Mr. Rennert is the sole director of the Company.

LACK OF A PUBLIC MARKET FOR THE SENIOR NOTES

     The Senior Notes are new securities for which no market exists. Although Donaldson, Lufkin & Jenrette Securities Corporation has informed the Company that it currently intends to make a market in the Senior Notes, it is not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Senior Notes.

                                USE OF PROCEEDS

     The net proceeds from the Offering will be approximately $144.0 million. Approximately $83.3 million will be used to provide funds to redeem the Existing Notes pursuant to the Tender Offer (assuming all of the Existing Notes are validly tendered) and approximately $8.5 million will be used to redeem the Company's outstanding 10% Preferred Stock from Group. The balance of the net proceeds, approximately $52.2 million, plus available cash of the Company of approximately $25.2 million, will be used to fund a dividend distribution from the Company to Group and to make certain contractual compensation payments to certain executives of Magcorp.

     The following table summarizes the sources and uses of funds for the Offering assuming a closing date of July 15, 1996:

                                                                         (DOLLARS IN MILLIONS)
    Sources:
      Senior Notes.......................................................        $ 150.0
      Estimated available cash(1)........................................           25.2
                                                                                 ------
              Total sources..............................................        $ 175.2
                                                                                 ======
    Uses:
      Retire Existing Notes (including premium)..........................        $  83.3
      Dividend to Group..................................................           72.4
      Redeem 10% Preferred Stock from Group..............................            8.5
      Contractual compensation payments to Magcorp executives(2).........            5.0
      Transaction fees and expenses......................................            6.0
                                                                                 ------
              Total uses.................................................        $ 175.2
                                                                                 ======

- ---------------
(1) The amount of the dividend paid to Group and the amount of the contractual compensation payments to Magcorp executives upon consummation of the Offering will depend upon available cash.

(2) Upon consummation of the Transactions, certain payments will be made to such Magcorp executives pursuant to Net Worth Appreciation Agreements. See "Management -- Executive Compensation -- Net Worth Appreciation Agreements."

                                 CAPITALIZATION

     The following table sets forth the historical consolidated cash and cash equivalents and capitalization of the Company as of April 30, 1996, and as adjusted to give effect to the Transactions. This table should be read in conjunction with the historical consolidated financial statements of the Company and notes related thereto presented elsewhere herein.

                                                                      AS OF APRIL 30, 1996
                                                                    ------------------------
                                                                    ACTUAL      AS ADJUSTED
                                                                     (DOLLARS IN THOUSANDS)
    Cash and cash equivalents.....................................  $32,007       $    547
                                                                    ========      ========
    Long-term debt (including current maturities):
      Revolving Credit Facilities(1)..............................  $ 2,037       $  2,037
      Existing Notes..............................................   75,000             --
      Senior Notes................................................       --        150,000
      Other.......................................................      483            483
                                                                    --------      --------
              Total long-term debt (including current
                maturities).......................................   77,520        152,520
                                                                    --------      --------
    Stockholder's equity:
      10% Preferred Stock, $1,000 par value; 8,500 shares
         authorized, issued and outstanding.......................    8,500             --
      Common Stock, no par value; 1,000 shares authorized, issued
         and outstanding..........................................        1              1
      Additional paid-in-capital..................................      500            500
      Retained earnings (deficit)(2)..............................    3,035        (82,238)
      Minimum pension liability adjustment........................     (213)          (213)
                                                                    --------      --------
              Total stockholder's equity (deficit)................  $11,823        (81,950)
                                                                    --------      --------
    Total capitalization..........................................  $89,343       $ 70,570
                                                                    ========      ========

- ------------------------------

(1) At the closing of the Offering, the Revolving Credit Facilities will consist of two revolving credit facilities of $33.0 million and $7.0 million for Magcorp and Sabel, respectively, both expiring August 4, 1999. The outstanding amounts under the Revolving Credit Facilities relate to Sabel and exclude undrawn amounts under letters of credit issued pursuant to the Revolving Credit Facilities. See "Description of Revolving Credit Facilities."


(2) Reflects (i) a non-recurring charge of approximately $8.3 million related to the premium paid pursuant to the Tender Offer, (ii) a non-recurring charge of $2.6 million related to the acceleration of unamortized deferred financing costs associated with the repurchase of the Existing Notes, (iii) certain contractual compensation payments to Magcorp executives totalling $5.3 million ($1.4 million of which was previously accrued) and (iv) a dividend to Group of approximately $71.7 million, net of tax benefits associated with clauses (i) through (iii) above of $5.3 million. Also reflects a $4.1 million dividend paid to Group on May 16, 1996. The amount of the dividend paid to Group and the amount of the contractual compensation payments to Magcorp executives upon consummation of the Offering will depend upon available cash.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected financial data of the Company as of and for the six months ended April 30, 1995 and 1996, and as of and for each of the years in the five fiscal year period ended October 31, 1995. Such selected information is qualified by, and should be read in conjunction with, the detailed information and the financial statements appearing elsewhere herein for the fiscal years ended October 31, 1993, 1994 and 1995, and the notes related thereto, and the unaudited results for the six months ended April 30, 1995 and 1996. The selected financial data for the six months ended April 30, 1995 and 1996 are unaudited but, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of the financial and operating data for such periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                        SIX MONTHS ENDED
                                                              YEAR ENDED OCTOBER 31,                       APRIL 30,
                                               ----------------------------------------------------   --------------------
                                                 1991       1992       1993       1994       1995      1995         1996
                                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net sales..................................  $113,649   $117,262   $131,139   $132,950   $185,806   $87,681     $ 99,110
  Cost of sales..............................    92,151     95,501     95,313    106,364    121,189    58,900       56,238
  Depreciation, depletion, and
    amortization.............................    11,627     10,698      7,135      5,604      5,770     2,878        3,369
  Selling, general, and administrative
    expenses.................................    14,411     14,499     14,714     16,352     18,470     8,898        8,967
                                               --------   --------   --------   --------   --------   -------     --------
  Operating income (loss)....................    (4,540)    (3,436)    13,977      4,630     40,377    17,005       30,536
  Interest income............................         4         11         56        186        881       210          830
  Interest expense...........................     9,736      7,614      7,414     10,208     10,138     5,056        5,034
  Income tax expense (benefit)...............    (1,424)      (331)     2,503     (1,932)    11,143     5,000        9,447
                                               --------   --------   --------   --------   --------   -------     --------
  Income (loss) from continuing operations...   (12,848)   (10,708)     4,116     (3,460)    19,977     7,159       16,885
  Extraordinary item(1)......................        --         --      2,930         --         --        --           --
  Cumulative effect of accounting change.....        --         --         --         30         --        --           --
  Net income (loss)..........................  $(12,848)  $(10,708)  $  7,046   $ (3,430)  $ 19,977   $ 7,159     $ 16,885
                                               ========   ========   ========   ========   ========   =======     ========
  Cash dividends.............................        --         --   $  7,601         --         --        --     $  9,822
  Ratio of earnings to fixed charges(2)(3)...        --         --       1.78x        --       3.81x     3.20x        5.85x
FINANCIAL RATIOS AND OTHER DATA:
  EBITDA(4)..................................  $  7,715   $  7,897   $ 21,450   $ 10,792   $ 47,118   $20,138     $ 34,809
  Capital expenditures(5)....................       308        751      2,595      3,227      7,185     3,361        5,042
  Cash interest expense(6)...................     8,269      6,217      5,769      9,436      9,366     4,670        4,648
  Ratio of EBITDA to cash interest expense...        --       1.27x      3.72x      1.14x      5.03x     4.31x        7.49x
PRO FORMA DATA:(7)
  Cash interest expense(6)...................                                                16,866                  8,398
  Ratio of EBITDA to cash interest expense...                                                  2.79x                  4.14x
BALANCE SHEET DATA (at end of period):
  Working capital............................  $  4,117   $ 16,818   $ 35,186   $ 36,911   $ 58,880   $44,310     $ 64,517
  Property, plant, and equipment, net........    39,568     35,341     32,845     30,862     32,014    31,334       33,680
  Total assets...............................    94,066     78,700     90,515     89,038    116,551    99,164      122,301
  Total debt.................................    69,644     62,274     75,862     78,839     78,012    78,136       77,520
  Stockholder's equity (deficit).............    (8,811)   (19,519)   (12,000)   (15,004)     4,760    (7,845)      11,823

- ------------------------------
(1) See Note (9) of Notes to Consolidated Financial Statements included elsewhere herein.

(2) Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rental expense that it is representative of interest expense. Earnings consist of income before taxes plus fixed charges.

(3) Earnings were insufficient to cover fixed charges by $14.3 million, $11.0 million and $5.4 million for the years ended October 31, 1991, 1992 and 1994, respectively.

(4) EBITDA is defined as earnings before interest expense, provision (benefit) for income taxes, depreciation, depletion and amortization, and non-cash post retirement medical charges. Information regarding EBITDA is presented because of its use by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA should not be considered an alternative to, or more meaningful than, operating income or cash flow as an indicator of the Company's operating performance.

(5) Capital expenditures does not include ongoing maintenance expenses of $17.9 million, $19.7 million, $20.9 million, $19.9 million, $23.3 million, $11.0 million and $11.7 million for the years ended October 31, 1991, 1992, 1993, 1994 and 1995 and the six months ended April 30, 1995 and 1996, respectively, which are included in cost of sales.

(6) Cash interest expense consists of interest expense less amortization of loan origination and financing fees.

(7) Pro forma to give effect to the Transactions as if they had occurred as of the first day of each period presented. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company is a holding company incorporated on July 19, 1993 which has two wholly-owned operating companies, Magcorp and Sabel. Through Magcorp, the Company is engaged in the production and sale of magnesium and magnesium alloys for customers throughout the world. Group acquired Magcorp in August 1989. Sabel is a diversified company in the southeast United States primarily involved in the steel service center, scrap metal and rebar businesses. Sabel was acquired by Group in July 1987.

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the notes thereto and other financial information included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

                                                                                 SIX MONTHS ENDED
                                                    YEAR ENDED OCTOBER 31,           APRIL 30,
                                                ------------------------------   -----------------
                                                  1993       1994       1995      1995      1996
                                                              (DOLLARS IN THOUSANDS)
Sales by business segment:
  Magcorp.....................................  $ 97,099   $ 90,745   $136,348   $62,649   $77,103
  Sabel.......................................    34,040     42,205     49,458    25,032    22,007
                                                --------   --------   --------   -------   -------
          Total sales.........................   131,139    132,950    185,806    87,681    99,110
Cost of sales.................................    95,313    106,364    121,189    58,900    56,238
Depreciation, depletion, and amortization.....     7,135      5,604      5,770     2,878     3,369
Selling, general and administrative
  expenses....................................    14,714     16,352     18,470     8,898     8,967
                                                --------   --------   --------   -------   -------
          Total operating income..............    13,977      4,630     40,377    17,005    30,536
Interest income...............................        56        186        881       210       830
Interest expense..............................    (7,414)   (10,208)   (10,138)   (5,056)   (5,034)
                                                --------   --------   --------   -------   -------
Income (loss) before income taxes.............     6,619     (5,392)    31,120    12,159    26,332
Income tax expense (benefit)..................     2,503     (1,932)    11,143     5,000     9,447
                                                --------   --------   --------   -------   -------
Income (loss) before extraordinary item and
  cumulative effect of change in accounting
  for income taxes............................     4,116     (3,460)    19,977     7,159    16,885
Extraordinary item -- extinguishment of debt,
  net of taxes................................     2,930         --         --        --        --
Cumulative effect of change in accounting for
  income taxes................................        --         30         --        --        --
                                                --------   --------   --------   -------   -------
Net income (loss).............................  $  7,046   $ (3,430)  $ 19,977   $ 7,159   $16,885
                                                ========   ========   ========   =======   =======

SIX MONTHS ENDED APRIL 30, 1996 COMPARED TO SIX MONTHS ENDED APRIL 30, 1995

     Sales for the six month period ended April 30, 1996 increased 13.0% over the prior period. The increase was attributable to a 23.1% increase in Magcorp's revenues, which was offset by a 12.1% decrease in Sabel's revenues. Magcorp's magnesium shipments increased 1.3% and the average selling price increased 21.4%. Both selling price and sales volume were impacted by favorable demand trends in the magnesium market. Magnesium pricing and volume are dependent on the overall market supply and demand, and there is no assurance that the current favorable trends will continue. Sabel's sales decrease was due to a general weakening of prices and volume throughout all the steel markets in which Sabel operates.


     Cost of sales for the six month period ended April 30, 1996 decreased 4.5% despite higher sales levels. Magcorp's cost of sales decreased 0.3% primarily due to decreases in certain energy costs when compared to the corresponding period in 1995. Magcorp's cost of sales is highly sensitive to acquired energy costs and levels of production; generally unit costs will increase as production levels decrease. The cost of sales at Sabel decreased 15.7%, which percentage is higher than the sales percentage decrease discussed above due to lower costs of goods purchased for resale in the current period.

     Depreciation, depletion, and amortization for the six month period ended April 30, 1996 increased primarily due to increased depreciation of property, plant and equipment as the result of recent capital equipment additions.


     Selling, general and administrative expenses had no significant change for the six-month period ended April 30, 1996 from the corresponding period in 1995.


     Interest income for the six month period ended April 30, 1996 increased $0.6 million, due to cash and cash equivalent balances on hand that increased to an average of $31.0 million in the current period from an average of $10.6 million in the corresponding prior period.


     Interest expense had no significant change for the six months ended April 30, 1996 from the corresponding period in 1995.


     Income tax expense was 35.9% and 41.1% of pre-tax earnings for the six months ended April 30, 1996 and 1995, respectively. The primary difference in the effective rate is attributable to depletion credits allowable for Magcorp's operations in profitable fiscal years, which were not included in the income tax provision for the period ended April 30, 1995 due to uncertainties at that date regarding eligibility for such credits for the full fiscal year.

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994


     Sales for fiscal year 1995 increased 39.8%. Magcorp's sales increased by 50.3%. Both magnesium sales volume and selling price were favorably affected by the tight supply conditions in the magnesium market. The increased revenues at Magcorp were the result of a 27.7% increase in sales volume and a 17.4% increase in selling price. According to IMA statistics, total worldwide market shipments in 1995 calendar year increased 5.8% over the comparable period in 1994. Sales at Sabel increased 17.2%, primarily as a result of a 16% volume increase in its steel service centers, and to a lesser extent higher prices in the steel and scrap metal markets.



     Cost of sales for fiscal year 1995 increased by 13.9% from fiscal year 1994. Magcorp's cost of sales increased by 11.9%. Magcorp's cost of sales did not increase in the same proportion as sales volume, however, because of certain economies of scale achieved with higher production levels, together with decreases in certain energy costs when compared to the corresponding period in 1994. Magcorp's cost of sales is highly sensitive to acquired energy costs and levels of production; generally unit costs will increase as production levels decrease. Cost of sales at Sabel increased 19.1%, due to increases in sales volume and higher cost of products sold. The increasing costs of steel products is indicative of pricing pressures facing Sabel in the markets in which it operates.


     Depreciation, depletion, and amortization for fiscal year 1995 increased by 3.0% from fiscal year 1994 primarily due to increased depreciation of property, plant and equipment as a result of recent capital equipment additions.

     Selling, general, and administrative expenses for fiscal year 1995 increased 13.0%. The increased expense is attributable to increased costs associated with increased sales activity and profitable operations at Magcorp, including profit sharing accruals, as well as increased ongoing legal costs associated primarily with the import trade cases. See "Risk Factors -- Magnesium Import Issues." Sabel also experienced increased labor, labor related costs, and maintenance costs associated with its increased sales activity.

     Interest income for fiscal year 1995 increased $0.7 million from fiscal year 1994 due to cash and cash equivalent balances on hand that increased from $7.9 million at the beginning of 1995 to $30.1 million by the end of the fiscal year.


     Interest expense had no significant change for fiscal year 1995 from fiscal year 1994.

     Income tax expense (benefit) was 35.8% and (35.8%) of pre-tax earnings (losses) for fiscal years 1995 and 1994, respectively. The effective rate in 1995 included a $1.5 million depletion credit allowable for Magcorp's operations in profitable years, partially offset by a $0.4 million valuation allowance charge for deferred tax assets.

FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993


     Sales for fiscal year 1994 increased 1.4%. Magcorp's sales decreased 6.5%. The decreased sales at Magcorp were the result of a 4.5% decline in sales volume and a 2.1% reduction in selling price. Both sales volume and selling price were reduced by the effect of low price magnesium imports from the CIS and PRC into U.S. markets. By-product revenues at Magcorp increased by 103.0%, partially countering the impact of decreased magnesium sales revenue. Sales at Sabel increased by 24.0% as a result of recovering steel and scrap metal prices and increased volume.



     Cost of sales for fiscal year 1994 increased 11.6%. Magcorp's cost of sales increased by 7.5% due to a 13.6% downturn in production rates and increased acquired energy costs. Magcorp's cost of sales is highly sensitive to acquired energy costs and levels of production; generally unit costs will increase as product levels decrease. Sabel's cost of sales increased by 23.8% due to increased steel costs and increased volume.


     Depreciation, depletion, and amortization for fiscal year 1994 decreased by 21.4% from fiscal year 1993. Magcorp accounted for substantially all of the decrease through a reduction of $1.8 million in the depletion of brine.


     Selling, general, and administrative expenses for fiscal year 1994 increased 11.1%, primarily attributable to a 16.1% increase in Sabel's selling, general and administrative expenses due to increased labor, labor related costs, and maintenance costs associated with Sabel's higher level of activity.



     Interest income had no significant change for fiscal year 1994 from fiscal year 1993.


     Interest expense for fiscal year 1994 increased by 37.7% from fiscal year 1993 primarily as a result of the issuance of the Existing Notes on August 4, 1993, which resulted in a higher average level of debt and a higher average interest rate. Amortization of financing fees for fiscal year 1994 totaled $0.8 million as compared to $1.6 million in fiscal year 1993.

     Income tax expense (benefit) was (35.8%) and 37.8% of pre-tax earnings (losses) for fiscal years 1994 and 1993, respectively. The effective rate for fiscal year 1994 included a ($0.7) million adjustment of overaccruals related to depletion credits from prior years, partially offset by a $0.5 million valuation allowance charge for deferred tax assets. The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in the first quarter of fiscal year 1994, as described in Note 2(f) to the Consolidated Financial Statements. The resulting cumulative effect of this required change in accounting for income taxes is reported separately in the consolidated statements of operations for 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity needs arise from working capital requirements, capital investments, dividend payments, and interest payment obligations. The Company's primary available source of liquidity is from cash provided by operating activities. The Company also has available $23.0 million in Revolving Credit Facilities that provide for advances by the lender to a maximum of $20.0 million for Magcorp and $3.0 million for Sabel, based on specified percentages of eligible accounts receivable, supplies inventories, and finished goods inventories net of outstanding letters of credit. As of April 30, 1996, the unused amounts available to Magcorp and Sabel were approximately $18.4 million and $1.0 million, respectively. As part of the Transactions, the Revolving Credit Facilities will be amended, increasing the maximum availability to $33.0 million for Magcorp and $7.0 million for Sabel. See "Description of Revolving Credit Facilities."

     In the six month period ended April 30, 1996, $17.3 million was provided by operating activities, of which $5.0 million was used in investing activities, and $10.4 million was used in financing activities (primarily dividends to Group), resulting in a net increase in cash for the period of $1.9 million. As of April 30, 1996, the

Company has budgeted approximately $11.0 million for capital expenditures over the remaining six months of the fiscal year. The Company has budgeted approximately $17 million, $26 million and $19 million for capital expenditures for fiscal 1997, 1998, and 1999, respectively, of which an estimated $40 million is related to magnesium process enhancements that will also improve environmental compliance.


     The declaration and payment of dividends by the Company are restricted by the Company's debt agreements, which generally allow dividends up to 50% of consolidated net income. Since the Company's October 31, 1995 fiscal year end, dividends totaling $13.9 million, consisting of $2.5 million of cash dividends on the Company's preferred stock and $11.4 million of cash dividends on the Company's common stock, have been paid to Group (including $4.1 million paid on May 16, 1996, subsequent to the Company's April 30, 1996 fiscal quarter end). As part of the Transactions, and with the consent of the Company's existing debt holders, the Company plans to pay a dividend to Group in the amount of approximately $72.4 million and redeem the $8.5 million of 10% Preferred Stock owned by Group. See "Use of Proceeds." Based on profitability and after taking into account the Company's prospects and liquidity needs, the Company plans to pay quarterly dividends to the extent allowed by the Company's debt agreements. Management anticipates that existing cash balances and cash generated from operations, particularly in light of current favorable magnesium pricing trends, and availability under its Revolving Credit Facilities will be sufficient to finance the Company's liquidity needs for the foreseeable future.

SEASONALITY AND BACKLOG

     In general, the Company's cost of sales and selling, general and administrative expenses are affected by inflation and the effects of inflation may be experienced by the Company in future periods. Management believes, however, that such effects have not been material to the Company during the past three years. The Company's businesses generally are not seasonal and do not involve significant sales order backlog.

ENVIRONMENTAL MATTERS

     The Company and its operations are subject to an increasing number of federal, state, and local environmental laws and regulations governing, among other things, air emissions, waste water discharge, and solid and hazardous waste disposal. Environmental laws and regulations continue to change rapidly and it is likely that the Company will be subject to increasingly stringent environmental standards. Compliance with such laws and regulations is a significant factor in the Company's operations as it is with all domestic industrial facilities. The Company believes that it has to date materially complied with all federal, state, and local environmental regulations and is committed to maintaining its compliance with these laws. See "Business -- Environmental Matters."

                                    BUSINESS

     The Company is a holding company with two wholly-owned operating companies, Magcorp and Sabel. Through Magcorp, the Company is engaged in the production and sale of magnesium and magnesium alloys for customers throughout the world. Group acquired Magcorp in August 1989. Sabel is a diversified company in the southeast United States primarily involved in the steel service center, scrap metal and rebar businesses. Sabel was acquired by Group in July 1987.

     The following table summarizes the percentage of sales attributable to Magcorp and Sabel during each of the three years ended October 31, 1995 and the six months ended April 30, 1995 and 1996.

                                                                            SIX MONTHS ENDED
                                             YEAR ENDED OCTOBER 31,            APRIL 30,
                                          -----------------------------    ------------------
                                           1993       1994       1995       1995       1996
    Magcorp.............................    74.0%      68.3%      73.4%      71.5%      77.8%
    Sabel...............................    26.0%      31.7%      26.6%      28.5%      22.2%
                                          -------    -------    -------    -------    -------
              Total.....................   100.0%     100.0%     100.0%     100.0%     100.0%
                                           ======     ======     ======     ======     ======

MAGCORP

  Overview

     In 1995, Magcorp was the third largest producer of pure magnesium and magnesium alloys in North America and the fourth largest producer in the world outside the CIS and PRC. Magnesium and magnesium alloys are components in products ranging from aluminum beverage cans, computer chassis and power tools to complex castings for the aerospace, automotive and recreation industries. Additionally, magnesium is used in the production of steel, ductile iron and other metals and as a reagent in the manufacture of various organic and pharmaceutical products.

     Magcorp sells pure magnesium and magnesium alloys to domestic and international customers. Magcorp's plant, which was constructed in 1972, is located in Rowley, Utah, and has a nominal annual production capacity of approximately 41,000 metric tons. Magcorp produced approximately 38,400 metric tons in fiscal year 1995 and approximately 20,300 metric tons for the six months ended April 30, 1996. Magcorp accounted for 21% of calendar year 1995 North American production and 16% of calendar year 1995 global production, excluding CIS and PRC, according to statistics published by the IMA and management estimates.

     Due to the high-quality brine drawn from the Great Salt Lake and a proprietary production process, Magcorp is capable of consistently producing magnesium with a purity level which exceeds the industry standard of 99.8%. Magcorp offers over 30 different sizes, shapes and weights of primary magnesium and magnesium alloy products in a range of purity levels to meet customer needs in all of its major markets.

  Primary Magnesium Industry


     The seven primary magnesium producers outside the CIS and PRC produced shipments of 248,700 metric tons of magnesium in calendar year 1995 according to the IMA. In addition, 55,300 metric tons of magnesium produced in the CIS and PRC were consumed in markets outside of the CIS and PRC. The Company estimates that these combined shipments of 304,000 metric tons generated revenues of approximately $1.0 billion.


     The seven producers outside the CIS and PRC include four major producers, Magcorp, Dow Chemical, Norsk Hydro and Northwest Alloys, that account for approximately 87% of available production capacity outside the CIS and PRC. Like Magcorp, Dow Chemical and Norsk Hydro market magnesium products to all the key end-user markets. Magcorp management estimates that Northwest Alloys, a wholly owned subsidiary of Alcoa, supplies an estimated 70% of its production capacity to its parent, Alcoa, and markets the balance of its capacity directly to end users and through an agency. Northwest Alloys participates primarily in the aluminum alloying and desulfurization markets and does not participate in the casting, electro-chemical and metal reduction markets. A Norsk Hydro plant in Canada (one of their two production facilities) has limited its participation in the U.S. market to the casting segment in part due to the effect of antidumping and countervailing duties on their pure magnesium imports to the United States. Magnesium imports also affect competition and are more fully discussed under "-- Recent Industry Developments" below.

     According to the IMA, North American markets accounted for the majority of the consumption of magnesium outside the CIS and PRC, accounting for 165,400 metric tons, or 54%, of total consumption in 1995. In addition, Western Europe and Asia accounted for 24% and 15%, respectively.

     The following table presents magnesium consumption in North America according to the IMA by customer category with the typical end uses of each category for the calendar years 1991 through 1995:

                NORTH AMERICAN CONSUMPTION OF PRIMARY MAGNESIUM

                                                                    1991
                                                                   TO 1995
CUSTOMER CATEGORY         1991    1992    1993    1994    1995      CAGR                         END USES
                             (IN THOUSANDS OF METRIC TONS)
Aluminum Alloying......    61.3    66.2    64.7    73.0    77.6       6.1%     Beverage cans, truck panels, home siding,
                                                                               aircraft and marine alloys.
Desulfurization........    19.4    24.6    29.3    26.2    22.2       3.4%     Steel production from iron.
Die Casting............    15.2    21.2    22.7    30.6    42.7      29.5%     Automotive, electronics and hand tools.
Ductile Iron...........     5.0     6.2     7.4     6.9     6.5       6.8%     Pipe production, automotive components and
                                                                               heavy-earth moving equipment.
Metal Reduction........     4.4     5.5     3.9     2.4     2.6     (12.3)%    Production of titanium, zirconium, beryllium
                                                                               and uranium. Uses include aerospace, chemical
                                                                               processing and nuclear products.
Electro-Chemical.......     7.6     6.2     6.3     6.4     6.8      (2.7)%    Cast anodes for cathodic protection of
                                                                               underground steel pipelines.
Others.................     8.4     9.6     8.8     7.2     7.0      (4.5)%    Sheet and plate and extrusion stock, gravity
                                                                               castings for aerospace applications, powder
                                                                               for flares, chemicals and exotic
                                                                               pharmaceuticals and perfumes.
                          -----   -----   -----   -----   -----     -----
    Total..............   121.3   139.5   143.1   152.7   165.4       8.1%
                          =====   =====   =====   =====   =====     =====

     The aluminum alloying industry is the single largest user of magnesium and has accounted for approximately one-half of the magnesium consumption in North America for the past ten years. In the aluminum alloying process, magnesium is added to aluminum to improve the rigidity and corrosion resistance of aluminum. Primary use of magnesium in the aluminum alloying market is in the production of two piece beverage cans and aluminum sheet, which is used in truck panels, home siding, aircraft and marine alloy applications.

     Magnesium used for the desulfurization of iron in steel production is effective in reducing steel's sulfur content to very low levels, allowing the production of uniform, high quality steel with reduced treatment times. As a result of magnesium use, steel producers enjoy higher productivity and quality with lower production costs.

     Die casting is the fastest growing segment of the domestic magnesium industry with a CAGR of 29.5% for North America since 1991. In the automotive industry, the largest end user of die cast magnesium alloys, magnesium is presently used in the production of clutch housings, valve covers, engine brackets, steering columns, dashboard frames, seat frames and crash related energy-absorbing applications, with potential new growth in the electric vehicle industry.

     Magnesium is an important element in the production of ductile iron which is used on a limited basis in the production of light and heavy trucks, passenger cars and the production of pipes, valves and fittings. Ductile iron has replaced gray irons and steel castings in a variety of automotive, light truck, farm equipment and construction machinery applications including knuckles, spindles, control arms, brakes and suspension systems. Magnesium is also used as a reducing agent in the production of titanium, zirconium, beryllium and uranium.

     Magnesium cast anodes are value-added products used for cathodic protection in underground gas and water system pipelines as well as tanks. The anodes generate an electric current thus protecting the steel from corrosion. As a result, anodes are gradually consumed and their replacement represents a stable market.

     Other end-use markets which require magnesium include wrought products in the form of sheet and plate for applications in tooling fixtures and aerospace, extrusions for luggage and automotive applications, gravity castings, such as sand castings for airplanes, helicopters, wheels and other structural castings. Magnesium is also used by producers of perfumes and exotic pharmaceuticals.

  Recent Industry Developments

     Limited magnesium supply combined with continued increases in demand resulted in significant increases in pure magnesium list prices during 1995. From 1986 to 1995, magnesium demand increased at a CAGR of approximately 3.8%. This growth is due to magnesium's inherent metallurgical properties including its light weight, high strength-to-weight ratio, excellent corrosion resistance and reactivity with certain elements. The introduction of corrosion-resistant high purity alloys in the 1980s allowed magnesium to compete more aggressively with other metals in structural applications and has led to an increased number of proven applications for magnesium as well as a greater confidence in magnesium's performance. As a result of these characteristics and factors, from 1986 to 1995, the use of magnesium increased in most of magnesium's largest end markets including: aluminum alloying (3% CAGR), die castings (20% CAGR) and desulfurization in steel production (8% CAGR).


     The increase in demand for magnesium has not resulted in significant increases in supply. In early 1994, one of the largest domestic producers significantly reduced its capacity, and that capacity has not been replaced. North American producers are currently operating at approximately 95% of capacity. Magcorp's current capacity utilization rate is 96%.



     As a result of these industry conditions, list prices for pure magnesium sold by North American producers in North America increased to record highs in 1995. Pure magnesium list prices increased from $1.43 per pound in 1991 to $1.93 per pound in mid-1995, and have remained stable since such time. Magnesium regularly sells for prices lower than the list price for pure magnesium, with price dependent on market segment, chemistry, contract terms, including negotiated discounts, and quality, with the higher quality magnesium sold by Magcorp selling at or near list price, and lower quality magnesium, like that produced in the PRC, selling at substantially below list price. Manufacturers of lower quality pure magnesium, including those in the PRC, have experienced price reductions during 1996. Magcorp believes that the price that it will receive for higher quality pure magnesium sold in the United States may decrease modestly in the second half of 1996 but remain at levels above 1995.



     As of March 31, 1996, magnesium producer inventories outside the PRC and CIS were 30,300 metric tons, which represents approximately five weeks of supply, compared with normal levels of approximately eight weeks, and up from a record low of 17,200 metric tons in June 1995. The recent increase in inventories resulted from slightly higher production of high quality pure magnesium and an increase in the availability of magnesium produced in the CIS and PRC.



     Management believes that the industry's high capacity utilization rates will continue through at least the year 2000 due to increasing demand for magnesium and the high costs associated with constructing a new facility. The magnesium manufacturing process is also highly technical and proprietary to each company. Management estimates a cost of approximately $500 million to establish a facility with the same production capacity as Magcorp's facility. One new facility, located in Israel with an estimated annual capacity of 27,500 metric tons, is expected to begin production in early 1997. The capacity of the Israeli facility may also be increased, subject to start-up success, viability and market conditions, from 27,500 to 55,000 metric tons, with a possible start-up date for the second phase in 1999. In addition to the Israeli facility, three other potential manufacturers have announced their intent to build a facility in Canada, Australia and Iceland, respectively. Pilot and feasibility studies have not been completed for any of these facilities and production is not expected to begin until at least the year 2000.



     Manufacturers in the PRC also have recently become significant exporters of magnesium. In response to the rise in the price of magnesium, many small magnesium factories were established in the PRC, many of which produce low quality magnesium. Estimated annual capacity has increased to approximately 40,000 to 60,000 metric tons. Magcorp believes that increased capacity may result in an increase in exports, although there is also a belief that internal PRC consumption of domestically produced magnesium may increase.


  Business Strategy

     Magcorp's business strategy consists of three principal elements: (i) maximize sales in markets in which superior margins can be achieved, (ii) establish and maintain long-term customer relationships through service, product flexibility and responsiveness and (iii) manage production and overhead costs aggressively.

     In furtherance of its business strategy, Magcorp emphasizes quality, service and flexibility to meet changing customer specifications. In particular, management believes that Magcorp's range of products and delivery program has afforded Magcorp a significant degree of flexibility to meet customer needs which serves to foster long-term relationships with its core customers. Additionally, with respect to costs, management has maintained an aggressive cost management program since 1987 which has resulted in a 28.3% reduction of direct unit manufacturing costs. Management is committed to pursuing further efficiencies and cost reductions to maintain its competitive position within the industry.

     Specialty Markets. An integral part of Magcorp's business strategy is to maximize sales in markets where superior margins can be achieved. These include the specialty segments such as anodes. Magcorp also focuses on taking advantage of its production flexibility to maximize sales of special sizes and shapes. Management believes that there will be significant growth in industry demand in future years, particularly in the aluminum alloying segment as aluminum is used more in automotive applications, in desulfurization as more magnesium is used to promote productivity and in the structural casting segment. Management believes that Magcorp is strategically well positioned to take advantage of this growth through its wide product line and superior service. Additionally, Magcorp's size and production flexibility permit it to respond to changes in market demand across its end use markets thereby maximizing capacity utilization and profitability.

     Customer Relationships. Magcorp seeks to establish and maintain long-term relationships with its customers through frequent contacts, flexible delivery, hands-on technical service, high product performance and a thorough understanding of the application of the product in the customer's process. Management believes that its emphasis on customer service is unique in the industry and serves to foster strong relationships with its core customers.

     Cost Management Program. Magcorp management recognizes that product quality and manufacturing costs must be continually monitored and improved in order to remain competitive. Magcorp operates with the philosophy of continual focus on improvement in efficiencies, manufacturing costs and product quality. Over the past nine years, these efforts have resulted in a reduction in direct unit manufacturing costs of 28.3%. Unit manufacturing cost reductions realized since 1987 in three major cost categories are summarized below.

          Labor. Labor costs, which include both hourly and salaried staff, have been reduced by 27.9% per pound. This reduction was achieved through a combination of staff reduction and economies of scale realized through increased plant production rates at the facility.

          Energy. Energy costs have been reduced by 30.3% per pound. This reduction resulted from the low cost supply contract entered into with a local utility, as well as recent favorable pricing due to abundant inexpensive hydroelectricity generated in the Pacific Northwest region of the United States. The contract for interruptable power will be in effect until January 1, 2002. Over the same period, Magcorp has managed to obtain natural gas price reductions by buying directly from producers and paying local utilities for transportation and distribution. Recent natural gas wellhead pricing has also been favorable in the area in which Magcorp operates.

          Maintenance Materials and Cell Rebuild. Maintenance materials and cell rebuild costs have been reduced by 27.8% per pound. Improved equipment maintenance techniques, improved electrolytic cell construction and operation, and changes in maintenance management have contributed to the cost reduction.

The combination of labor, energy, maintenance materials and cell rebuilds currently account for 78% of Magcorp's manufacturing costs and, thus, these major cost categories account for the bulk of the manufacturing cost reductions over the last nine years.

     Management has developed a capital improvement program totaling approximately $46 million which encompasses the installation of new electrolytic cell technology, as well as the installation of a magnesium caster. The new electrolytic cells are expected to reduce operating costs and improve manufacturing efficiencies resulting from reductions in: (i) electricity consumption, (ii) manufacturing labor requirements, (iii) magnesium metal losses in the manufacturing process and (iv) chlorine emissions. Additionally, the magnesium caster is expected to improve product quality, reduce labor requirements and permit the Company to produce some of the various sizes, shapes and weights of magnesium ingots at lower cost.


     The electrolytic cell conversion will commence in early 1997 with the installation of a prototype cell and, assuming its successful operation, the conversion of the remaining cells is expected to be completed by 1999. As a result, the associated cost reductions and related manufacturing efficiencies are expected to be realized in the Company's operating results beginning in fiscal year 1999. Management estimates that the caster will be installed in fiscal year 1997.

     With respect to chlorine emissions, the electrolytic cell conversion is expected to significantly reduce the Company's emissions, thereby addressing anticipated regulations imposed under amendments to the Clean Air Act of 1990 (the "Clean Air Act"). See "-- Environmental Matters."

  Customers and Markets

     Magcorp sells pure magnesium and magnesium alloys to domestic and international customers in the key end-use markets, including its three largest segments, aluminum alloying, desulfurization and die castings. Magcorp offers over 30 different sizes, shapes and weights of primary magnesium and magnesium alloy products in a range of purity levels to meet customer specifications. All established and prospective new domestic accounts are handled by Magcorp's staff of two direct salespersons and four field representatives who receive technical assistance from plant personnel. Accounts in Europe are handled through a division of CLIMAX Molybdenum. In Japan, accounts are handled by an agent of KOHSEI Company, and other agency arrangements handle accounts in Australia and other parts of the world.

     Approximately 83% of Magcorp's annual volume is sold pursuant to contracts with select customers. In calendar year 1995, Magcorp's 31 largest customers represented 86% of its total magnesium sales. No customer accounted for more than 10% of the Company's annual sales on a consolidated basis, and substantially all of its foreign sales are attributable to Magcorp. The following table summarizes certain financial information relating to Magcorp's sales to various geographic areas.

                                                                            SIX MONTHS ENDED
                                          YEAR ENDED OCTOBER 31,               APRIL 30,
                                       -----------------------------     ----------------------
                                        1993       1994       1995         1995          1996
                                                        (DOLLARS IN THOUSANDS)
    Net Export Sales:
      Europe.........................  $4,909     $5,804     $ 8,357       $3,507        $4,154
      Japan..........................   3,300      2,826       5,988        2,811         2,142
      Canada.........................     463        545       1,050          299           781
      Other..........................     235        104         798          260           922
                                       ------     ------     -------     --------      --------
                                       $8,907     $9,279     $16,913       $6,877        $7,999

  Production Process


     Magnesium is produced in both pure magnesium and magnesium alloy form. Pure magnesium metal generally contains a minimum of 99.8% magnesium whereas magnesium alloys contain other metals such as aluminum or zinc. Magnesium is produced through either the electrolysis of molten magnesium chloride or the thermal reduction of magnesium oxide. The electrolysis process utilizes magnesium chloride feedstock which is obtained from seawater, brine rich in magnesium chloride, residual bitterns from the processing of potash, dolomite or magnesium oxide ores. The magnesium oxide furnace feed for the thermal reduction process can be obtained from magnesium bearing minerals such as dolomite, brucite or magnesite, which are widely distributed in the earth's crust. The raw material reserves for either process are virtually inexhaustible. In the United States, 69% of magnesium production capacity, including Magcorp's, uses the electrolytic process where seawater or brines are used as the feedstock.

     Magcorp's production process uses the electrolysis of molten magnesium chloride to produce magnesium metal. The magnesium chloride feedstock for the electrolytic process is obtained from the Great Salt Lake, which has a higher magnesium concentration than seawater.

     In the first step of the process, solar evaporation ponds concentrate Great Salt Lake waters into high grade magnesium chloride brine. The concentrated brine is further processed to remove impurities such as boron, potassium and sulfates. Purified brine is spray dried to form a magnesium chloride powder. The powder is subsequently melted and purified with chlorine and fed into electrolytic cells, which use direct electrical current to separate the magnesium metal and chlorine. The chlorine is either recycled for use in the production process or sold. The magnesium metal is recovered from the cells and cast into ingots or further processed to produce specialty products.

     As part of Magcorp's production of magnesium, Magcorp produces by-products such as chlorine, calcium chloride and iron chlorides which Magcorp sells into commercial markets for incremental revenue and cost reduction. By-products not sold are disposed of pursuant to environmental regulations.

  Raw Materials

     Magcorp's natural gas requirements are purchased from gas producers or marketers, transported by a gas transportation company and delivered to the Rowley facility by a local gas distribution company. Management has negotiated favorable gas pricing due to the volume of Magcorp's requirements.


     Magcorp purchases its electrical requirements from a local utility pursuant to a contract in effect until January 1, 2002. As is the case with other industrial facilities, the terms of the contract grant the utility the right to interrupt electrical power to Magcorp under certain limited circumstances and with reasonable notice while providing Magcorp with advantageous electricity rates. If the utility exercises such right, upon any such interruption, Magcorp can purchase available electricity at market rate. Additionally, Magcorp is able to produce on average 25% of its electrical power needs through the gas turbines located at the Rowley facility. The utility has requested a reopening of the contract. Magcorp has challenged the utility's billing practices under the contract and is currently pursuing programs to reduce its electricity usage.


     Other raw materials critical to plant operations include graphite anodes, special refractory bricks and sulfuric acid. Magcorp maintains alternative sources of these raw materials to ensure a secure supply at competitive prices.

  Facilities

     Magcorp's main facilities include its headquarters located in Salt Lake City, Utah and its production plant located in Rowley, Utah, approximately 60 miles outside Salt Lake City. Magcorp's senior management, sales and marketing and administrative functions are based at the Salt Lake City headquarters. All production takes place at the Rowley facility. Inventory is stored at the Rowley facility and at a third party leased warehouse space in Utah, as well as locations throughout the world.

     Magcorp's production facilities are located on 4,525 acres of land immediately adjacent to the Great Salt Lake which is the long-term raw material source. The brine from the Great Salt Lake is concentrated through one or both of two solar pond concentrating systems, the Stansbury Basin Pond System and the Knolls Pond System, to provide the final high grade brine feedstock for the magnesium plant. The Stansbury System is located about 15 miles and the Knolls System about 45 miles from the plant site. Both pond systems are capable of providing high grade brine feedstock to the plant to facilitate nameplate plant production rates under normal operating conditions.


     Magcorp's production facility in Rowley, Utah was constructed in 1972. From 1993 to the present, management has implemented an aggressive cost reduction and productivity improvement program to increase the facility's output at lower costs. In 1995, as a result of the cost and productivity initiatives, the capacity rating of the facility was increased to 40,823 metric tons per year. This figure corresponds to the ceiling established by the Company's operating permit with the State of Utah Department of Environmental Quality. Magcorp is presently operating at 99% of capacity. Magcorp has submitted a request to the State of Utah to permit annual production of up to 43,545 metric tons, although certain process equipment modifications would be required to operate consistently at this rate.

     Magcorp owns its Salt Lake City administrative offices and Rowley production facilities. The Knolls Pond Systems is located on land leased from the State of Utah for a term expiring on December 31, 2016 and on Federal land under a right-of-way from the Bureau of Land Management of the Department of Interior which expires in 2023. The Stansbury Pond System is located primarily on land leased from the State of Utah for a term expiring on March 8, 2010. Magcorp also holds other easements, rights-of-way and water rights primarily from the Bureau of Land Management and the State of Utah. Magcorp pays a royalty to the State of Utah based on its production of magnesium from Great Salt Lake brine. The Rowley facility is readily accessible by truck and rail.

  Employees


     As of October 31, 1995, Magcorp had 563 employees, 152 of whom were salaried and 411 of whom were hourly workers. Approximately 73% of the hourly employees are represented by the United Steelworkers of America and employed under a three year collective bargaining contract that expires November 1, 1997 and automatically renews for additional one-year periods (unless written notice of termination by either party is given). Magcorp believes that its relations with employees are satisfactory.


  Environmental Matters

     Magcorp's most significant long-term environmental issue is compliance with the Clean Air Act. Title III of the Clean Air Act will establish, on a published schedule, new emission standards for previously unregulated air toxins. These national emission standards for hazardous air pollutants ("NESHAPS") will be technology based and will be designed to achieve the maximum control as determined by a comparison of installations at similar facilities in specific industry categories.

     It is expected that Magcorp will be required to make substantial reductions in chlorine and hydrogen chloride emissions to meet NESHAPS for primary magnesium refineries that will be promulgated by the year 2000. In response to the anticipated regulations imposed under amendments to the Clean Air Act, Magcorp is planning on acquiring new electrolytic cell technology that will reduce chlorine emissions at the source. The new cells are also expected to significantly reduce costs since they have much higher throughput and are more energy efficient. A prototype cell will be installed and operated in early calendar year 1997 and, assuming its successful operation, the conversion of the remaining cells is expected to be completed by 1999. With respect to hydrogen chloride, Magcorp will install scrubbers to reduce emissions.


     Magcorp plans to spend $40 million of its capital budget, including the capital required for the prototype cell, by the year 2000 directly or indirectly to meet environmental regulatory requirements, primarily for NESHAPS, and for anticipated other future requirements. Magcorp believes that these expenditures required to comply with environmental standards are substantial.


     Under Title V of the Clean Air Act, Magcorp will be required to conduct additional air monitoring and record keeping and will pay operating fees based on emission levels. The enhanced emission monitoring will require initial capitalization of about $120,000 and annual operating costs of $100,000. Annual operating fees are approximately $120,000 and future increases are likely.

     Magcorp will close its existing landfill and will open a new landfill in time to comply with new regulations anticipated to be in effect in three to five years. The estimated cost of closing the existing landfill and opening the new landfill is $450,000 given Magcorp's present interpretation of what the new regulations would require.


     In August 1994, the Utah Solid and Hazardous Waste Control Board presented a proposed Stipulation and Consent Order to Magcorp for resolution of a Notice of Violation and Compliance Order (the "NOVCO") issued in August 1992 concerning certain alleged violations of the Utah Solid and Hazardous Waste Act and the Utah Administrative Code. Magcorp has contested the NOVCO and has requested a hearing on the alleged violations. Among the issues to be resolved is whether the wastes being sent to the Rowley facility's industrial wastewater pond are subject to regulation by the State of Utah, and if so, whether a waste management plan, groundwater management plan and closure plan for the pond must be developed and implemented. In addition, an issue exists as to whether piles of material generated in the electrolytic process, which cover an extensive land area at the Rowley facility, can be classified as a hazardous or solid waste, and if so, what measures might be required to investigate and address these piles. If these wastes are ultimately deemed subject to State regulation and corrective action is required, the costs of compliance could be material.


  Legal Proceedings; Pending Trade Issues

     Magnesium Imports from the Russian Federation, Ukraine and PRC


     In 1994, Magcorp filed an antidumping petition with the Department of Commerce ("DOC") and the U.S. International Trade Commission ("ITC") for imposition of antidumping duties against imports of magnesium from the Russian Federation, Ukraine and the PRC. In its petition, Magcorp alleged that imports of pure and alloy magnesium from producers in these countries were being sold in the United States at less than fair value and had injured the U.S. magnesium industry with resultant negative financial results, loss of markets, and layoffs of workers at U.S. magnesium producers. The antidumping duties sought in the petition generally exceeded 100%, reflecting the level of dumping and impact on domestic producers. Two unions representing workers at Magcorp and Dow Chemical were co-petitioners in the filing. Dow Chemical subsequently joined the petition as a co-petitioner.



     On March 30, 1995, the DOC determined that pure magnesium imports from all three countries were dumped in the United States, but also determined that certain Russian producers and traders were not dumping Russian magnesium products. On April 26, 1995, the ITC announced its affirmative determinations that imports of pure magnesium from those three countries were a cause of injury to the domestic magnesium industry. The DOC and ITC decisions, taken together, resulted in the imposition of antidumping duties against imports of pure magnesium from each of the three countries at the following rates (subject to revision in future administrative reviews, that can be requested annually beginning May 1996):


                                                                      PURE
                Russian Federation.................................   0-100%
                Ukraine............................................  80-104%
                PRC................................................     108%


No antidumping duties were assessed against magnesium alloys.


     On June 7, 1995, one of the traders of Ukrainian magnesium appealed to the U.S. Court of International Trade the ITC's determination that imports of pure magnesium from the Ukraine had injured domestic magnesium producers; if the trader's appeal is successful, the 80-104% antidumping duty determination could be lifted against Ukrainian imports of pure magnesium. On June 12, 1995, Magcorp appealed to the U.S. Court of International Trade for review of the DOC's determination that certain producers and traders of Russian Federation magnesium had not sold at less than fair value. The cases have been fully briefed and are set for oral arguments on July 9, 1996. None of the possible outcomes of the appeal process or the impact of the determinations or the impact of the appeal process upon the Company's business can be determined at the present time.

     Magnesium Imports from Canada


     In 1991, Magcorp filed a petition with the DOC and the ITC for imposition of countervailing and antidumping duties against Canadian and Norwegian magnesium producers. No duties were imposed on Norwegian imports. In 1993, final duties for magnesium imported into the United States from Canada (except magnesium from Timminco) were imposed by the DOC after appeals to panels established by the U.S.-Canada Free Trade Agreement as follows:



        Countervailing duties on pure and alloy magnesium imports............   7.6%
        Antidumping duties on pure magnesium imports.........................  21.0%

     Administrative reviews initiated by the DOC in September 1993 and 1995 to determine if the duties should be adjusted are currently ongoing. The final results of the administrative review covering the time period August 1, 1993 through July 31, 1994, which upheld the final 21.0% antidumping duty, was issued in September, 1995. On May 29, 1996, the DOC issued the preliminary results of the antidumping administrative review for the period August 1, 1994 through July 31, 1995. The DOC preliminarily determined that the Canadian producer demonstrated that it sold pure magnesium at fair value in the United States during the review period, and reduced the antidumping deposit to zero on the sale of pure magnesium by Norsk Hydro Canada Inc. ("NHCI" or "the Canadian producer"). Interested parties will have the opportunity to comment on the preliminary results and the final results will be issued by October 8, 1996. If the preliminary results are upheld, then the antidumping duty deposit rate for NHCI for imports of pure magnesium thereafter will be reduced to zero, subject to future administrative reviews. If this result becomes final, it could constitute the first year of a three-year qualifying process in which the Canadian producer has demonstrated through administrative reviews that it has sold pure magnesium in the United States at fair value. In connection with the third consecutive review resulting in a determination that NHCI has not sold below fair value, NHCI could seek revocation of the antidumping order. An elimination of or a substantial decrease in these duties could have a material and adverse impact on magnesium prices, depending upon market conditions.



     The Canadian producer has been selling pure and alloy magnesium in the United States subject to the 7.6% countervailing duty deposit rate. Approximately 16,300 metric tons of magnesium alloy were imported into the United States in 1995, approximately 85% of which was from Canada. These trends continue into early 1996, although the Canadian market share of such imports increased. In March 1996, the DOC issued the preliminary results of the countervailing duty administrative review for the period December 6, 1991 through December 31, 1992. The preliminary countervailing duty rate for pure and alloy magnesium exported by NHCI was 9.9%. If the preliminary results are upheld, then the countervailing duty deposit rate for exports of pure and alloy magnesium by NHCI will be 9.9%.


SABEL

  Overview

     Sabel, founded in 1869, is a diversified company primarily involved in the steel service center, scrap metal and rebar fabrication businesses. Sabel's steel service center facilities distribute and process new carbon steel for large and small industrial accounts as well as the general public. Sabel's scrap metal operations process to customer specifications and sell and transport ferrous and non-ferrous scrap metal to mini- and integrated steel mills, foundries and other related metal companies. Sabel's rebar fabrication operation customizes rebar to shapes and sizes required for use in building and highway construction. Additionally, Sabel operates a full-service wholesale center which sells a variety of tools and plumbing, sprinkler, building and general supplies. Sabel also operates a plastics recycling service on a customer's premises which buys and sells all types of commodity and engineering thermoplastics to bottlers, crate manufacturers and molders.

  Business Strategy

     Sabel's business strategy is to focus on niche products and services and emphasize long-term customer and supplier relationships within its served markets.

     Diverse Businesses. Sabel management believes that Sabel operates at a competitive advantage by maintaining a presence in the scrap metal, rebar and service center markets. Specifically, Sabel's diverse operations provide it access to timely information across its served markets prior to its competitors which generally operate in only one market. This information enables Sabel to manage its inventory and price changes in a manner which benefits Sabel's financial performance.

     Niche Markets. Sabel also focuses on small volume, high-margin sales to customers whose order sizes are not efficiently handled by larger steel service centers and scrap metal companies. Management believes that Sabel's flexibility to service these customers, enhanced by its ability to provide one-day turnaround service on most commonly used steel products at competitive prices, is a unique facet of Sabel's strategy. Sabel's relationship with larger customers enables Sabel to maintain a specific inventory of steel products. As a result, Sabel's smaller customers benefit from such inventory and are able to implement "just-in-time" delivery for material requirements planning objectives.

     Customer and Supplier Relationships. With a primary focus on the Southeast region, management believes Sabel's geographic proximity to its customers and suppliers facilities a high level of customer service while minimizing freight costs and delivery time. Management believes Sabel's strong market presence in the region has enabled it to obtain contracts for on-site collection of scrap materials from a number of industrial concerns.

  Description of Products and Markets Served

     Steel Service Center. Sabel's steel service center division ("SSC") is comprised of four facilities located in Montgomery, Dothan, Mobile and Tuscaloosa, Alabama. This geographic coverage allows Sabel to cost-effectively service most of Alabama, the Gulf Coast, the panhandle of Florida, Southern Mississippi, West Georgia and the Atlanta metropolitan area. In fiscal year 1995, SSC accounted for 69% of Sabel's revenues.

     SSC specializes in stocking, reprocessing and delivering hot rolled and cold rolled carbon steel in a variety of sizes and shapes. Purchases of new steel for reprocessing are spread across approximately 15 steel mills including both integrated mills and mini-mills, thereby ensuring favorable prices and availability of product. SSC processes more than 60% of the steel it sells. SSC has an extensive customer list comprised of approximately 3,000 customers ranging from large industrial companies to small welding shops. As a result, no single customer represents in excess of 5% of the division's total sales.

     The sales and marketing team at SSC consist of 16 direct salespeople and six sales representatives covering the Southeast region. All orders are entered and recorded through SSC's computerized system which facilitates order processing and delivery. Sabel continually works to improve the efficiency of this system to provide greater accuracy and speed in order entry.

     Scrap Metal. Management believes Sabel's 127 years of experience in the scrap metal business has fostered a strong reputation for quality and service. The scrap metal division of Sabel is a full-service scrap metal dealer with two large scrap yards located in Montgomery. Scrap metal in those yards is collected from approximately 250 suppliers, primarily industrial suppliers along with dealers and individual consumers. The scrap metal division sells to approximately 45 customers, including mini- and integrated steel mills, foundries and specialized manufacturing entities. As a freight-sensitive business, a majority of Sabel's scrap is sold to customers within its geographic area. In fiscal year 1995, the scrap metal division accounted for 18% of Sabel's revenues.

     All scrap processed in the scrap metal division is inspected prior to shipment to ensure quality and compliance with customer specifications. As a result, management believes Sabel enjoys a high quality reputation and has an acceptance rate in excess of 99% for all scrap sold to customers.

     Rebar Fabrication Division. Sabel's rebar fabrication division ("RFD"), also located in Montgomery, purchases stock 60 ft. bars from various rebar manufacturers and customizes the length, shape and bend according to construction blueprint plans. Structural bars and wire are widely used in the construction of buildings and highways. In 1995, RFD contributed 11% of Sabel's revenues.

     Since its formation, RFD has focused on construction projects from dams to driveways in its markets. Sabel's management believes RFD has established a strong track record for accuracy of shape and size and for prompt delivery due to the efficient design of the RFD facility. Orders for RFD's products are affected by the levels of activity in the construction and building sectors as well as the conditions in the overall economy.

     Other Operations. Other businesses operated by Sabel consist of a wholesale center which sells a variety of tools and plumbing, sprinkler, building and general supplies and a plastics recycling service which operates a portable grinder. These other operations represented 2% of Sabel's fiscal year 1995 revenues.

  Competition

     Each of the principal fields in which Sabel is engaged -- steel service centers, scrap metal and rebar fabrication -- is highly competitive. Sabel competes with numerous other concerns, some of which are much larger. Sabel is unable to estimate its competitive position in its market place but believes that no other company in its trading area offers the same range of services.

  Facilities

     Sabel's operations are carried out in eight facilities covering approximately 315,000 square feet across the Southeast region which include four steel service centers, two scrap metal yards, a rebar fabricating plant and a wholesale equipment supply center. Most of Sabel's facilities are leased from entities controlled by the Sabel family. The steel service centers are equipped to process steel from stock for their customers' needs and the rebar fabricating plant is equipped to fabricate bars to customer specifications.

  Employees

     As of October 31, 1995, Sabel had 228 employees, 64 of whom were salaried and 164 of whom were hourly workers. Of the hourly employees, 33 are represented by the United Steelworkers of America. The current three year bargaining contract expires on June 20, 1997. Sabel believes that its relations with employees are satisfactory.

  Environmental Matters

     The most significant long-term environmental issue at Sabel's facilities concerns compliance with storm water regulations under the Clean Water Act that became effective in 1991. Sabel is actively pursuing a program of compliance, and it is expected that costs associated with this program will not have a material adverse effect on the Company's financial position or on future results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the directors and executive officers of the Company, Magcorp and Sabel:

NAME                               AGE                       POSITION
Ira Leon Rennert.................  61      Chairman, Director, and Chief Executive
                                           Officer
Roger L. Fay.....................  50      Vice President, Finance
Michael H. Legge.................  49      President and Chief Executive Officer of
                                           Magcorp
Keith Sabel......................  45      Director, President and Chief Executive
                                           Officer of Sabel
Justin W. D'Atri.................  68      Director of Sabel
Howard I. Kaplan.................  51      Vice President of Sales and Marketing of
                                           Magcorp
Ron L. Thayer....................  36      Vice President of Operations of Magcorp
Lee R. Brown.....................  49      Vice President of Human Resources and Public
                                           and Governmental Affairs of Magcorp
Todd R. Ogaard...................  40      Vice President of Finance and Administration
                                           of Magcorp

     IRA LEON RENNERT has been the Chairman, Chief Executive Officer and sole member of the Board of Directors of the Company since its inception and has been the Chairman, CEO and principal shareholder of Group since its first acquisition in 1975. In addition, Mr. Rennert is the Chairman of the Board of all of Group's subsidiaries including WCI Steel, Inc. and AM General Corporation. Group was the majority stockholder of Covert Marine, Inc., a wholesale distributor of recreational boating equipment in Kansas City, Missouri, in respect of which an order for relief was entered on October 23, 1992 under Chapter 11 of the Bankruptcy Code by the U.S. Bankruptcy Court for the Western District of Missouri. The Company has never had any business relationship with Covert Marine, Inc.

     ROGER L. FAY has been Vice President, Finance for the Company since its inception and has been Vice President, Finance for Group since 1983. Mr. Fay is a certified public accountant. Before joining Group, Mr. Fay served for twelve years as a controller of one of Group's subsidiaries.

     MICHAEL H. LEGGE was appointed President and Chief Executive Officer of Magcorp on January 1, 1993. He was most recently Vice President of Operations at the Rowley facility and has served in several managerial and technical positions since joining NL Industries, Inc., a predecessor of Magcorp, in 1979.

     KEITH SABEL has served in his present position as President and Chief Executive Officer of Sabel since 1990 and is also a director of Sabel. Mr. Sabel has been with Sabel in various positions for the past 21 years.

     JUSTIN W. D'ATRI has been a practicing attorney in New York, N.Y. since 1952, legal counsel for Group since its inception and Secretary of the Company since its incorporation. Mr. D'Atri has been the Secretary and a director of Sabel since 1987, and Secretary of Magcorp since August 1989. Mr. D'Atri was a director of Covert Marine, Inc. which is discussed under Mr. Rennert's biography above.

     HOWARD I. KAPLAN has served in his present position as Vice President of Sales and Marketing of Magcorp since 1986. Dr. Kaplan joined AMAX Magnesium, the former name of Magcorp, in 1981 and served as Manager of Technical Market Development, Process Control Superintendent and Electrolytics and Cast House Superintendent. Dr. Kaplan has a Ph.D. from the University of Pennsylvania in Metallurgy and Materials Science.

     RON L. THAYER has served in his present position since January 1, 1993. He was most recently Operations Superintendent at the Rowley facility and has served in several managerial and technical positions since joining AMAX Magnesium, the former name of, Magcorp in 1988. Prior to joining AMAX Magnesium, Mr. Thayer was with Williams Resources, a chemical company in Denver, Colorado.

     LEE R. BROWN has been Vice President of Human Resources at Magcorp since 1984. Mr. Brown joined NL Industries, Inc., a predecessor of Magcorp, in 1978. Prior to joining NL Industries, he spent 2 years with Kennecott Copper.

     TODD R. OGAARD first served as Manager-Public Compliance after joining Magcorp in February 1994, and assumed Vice President of Finance responsibilities effective February, 1995. Mr. Ogaard is a certified public accountant. Prior to joining Magcorp, he served as a Senior Manager with KPMG Peat Marwick, where he was employed for 12 years.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation of the Company's Chief Executive Officer and the four most highly compensated officers of Magcorp and Sabel:

                                                              ANNUAL COMPENSATION(1)
                                                      ---------------------------------------
                      (A)                    (B)        (C)         (D)             (E)
                   NAME AND                                                    OTHER ANNUAL
              PRINCIPAL POSITION             YEAR     SALARY       BONUS      COMPENSATION(5)
    Ira Leon Rennert(2)....................  1995     $    --     $    --       $ 1,200,000(2)
      Chairman and Chief Executive Officer   1994          --          --         1,200,000(2)
                                             1993          --          --         1,248,000(2)
    Michael H. Legge.......................  1995     120,756     200,000            16,491(3)
      President and Chief Executive Officer  1994     120,756      35,000            11,291(3)
      of Magcorp                             1993     114,645     105,000            10,385(3)
    Keith Sabel............................  1995     124,061      21,000             8,050(4)
      President and Chief Executive Office   1994     120,890      14,000             4,466(4)
      of Sabel                               1993     116,808       7,000                --
    Howard I. Kaplan.......................  1995      94,723     100,000            18,678(3)
      Vice President of Sales and Marketing  1994      94,723      25,000             8,288(3)
      of Magcorp                             1993      87,547      80,000             7,400(3)
    Ron L. Thayer..........................  1995      85,550     125,000             6,064(3)
      Vice President of Operations of        1994      81,688      20,000             2,647(3)
      Magcorp                                1993      78,618      30,000             2,347(3)

- ------------------------------

(1) Value of perquisites per individual did not exceed the lesser of $50,000 or 10% of total salary.


(2) Mr. Rennert receives no cash compensation directly from the Company. He is Chairman of the Board. All of the Company's issued and outstanding capital stock is owned by Group, which is 95.8% owned by Mr. Rennert and by trusts established by him for himself and members of his family (but of which he is not a trustee). Group receives a management fee from the Company pursuant to a management agreement. The amount shown is the management fee payable by the Company to Group for each year. See "Stock Ownership and Certain Relationships and Transactions."


     Since the Company's October 31, 1995 fiscal year end, the Board of Directors has declared dividends totaling $13.9 million, consisting of $2.5 million of cash dividends on the Company's preferred stock and $11.4 million of cash dividends on the Company's common stock, which was paid to Group. The payment of and amounts of dividends are restricted by the Company's debt agreements.

(3) Consists of an employer contribution to a defined contribution pension plan.

(4) Consists of an employer contribution to a noncontributory profit sharing plan.

(5) See also "-- Net Worth Appreciation Agreements" below.

  Compensation Committee Interlocks and Insider Participation

     The Company had no compensation committee during the fiscal year ended October 31, 1995. The sole member of the Board of Directors was Ira Leon Rennert. The compensation for the executive officers is fixed by negotiations between such executive officers and Mr. Rennert acting on behalf of Group.

  Employment Agreements


     Mr. Legge is employed by Magcorp pursuant to an employment agreement effective as of January 1, 1993 which continues until December 31, 1995 and for additional one-year periods thereafter unless terminated by either party by written notice given 30 days prior to then current expiration date. Pursuant to such employment agreement, Mr. Legge will receive a base minimum annual salary of $120,000 and a bonus of at least $35,000 for each fiscal year in which Magcorp is profitable.


     Dr. Kaplan is employed by Magcorp pursuant to an employment agreement effective as of June 1, 1994 which continues until October 31, 1999 and for additional one-year periods thereafter unless terminated by either party by written notice given 6 months prior to the then current expiration date. Pursuant to such employment agreement, Mr. Kaplan will receive a base minimum annual salary of $94,723 and a bonus of at least $25,000 for each fiscal year in which Magcorp is profitable.


     Mr. Thayer is employed by Magcorp pursuant to an employment agreement effective as of January 1, 1993 which continues until December 31, 1995 and for additional one-year periods unless terminated by either party by written notice given 30 days prior to the then current expiration date. Pursuant to such employment agreement, Mr. Thayer will receive a base minimum annual salary of $80,000 and a bonus of at least $20,000 for each fiscal year in which Magcorp is profitable. Mr. Thayer's current base annual salary is $85,500.


  Net Worth Appreciation Agreements


     Mr. Legge, Mr. Thayer and two other officers of Magcorp are each parties to Net Worth Appreciation Agreements ("NWAP Agreements") with Magcorp, under which (as amended upon the sale of the Senior Notes and the payment to such persons of the amounts referred to under "Use of Proceeds"), he will be entitled to receive a fixed percentage of the increase in the net worth of Magcorp from August 1, 1996 until the end of the fiscal quarter preceding the date of the termination of his employment or, if the employee leaves voluntarily following the expiration of 30 days after his giving notice of resignation. Such amount is payable without interest in 40 equal quarterly installments commencing on the employee's termination, or, if later, the earlier of June 11, 2011 or his attaining the age 62 (or his prior death or disability), and so long as he has not engaged in any business competitive with that of Magcorp subsequent to leaving his employment. Dr. Kaplan is party to a similar agreement except that his base date is January 1, 1993, payments to him would commence immediately upon his leaving the Company and will not be subject to a non-competition agreement. The maximum aggregate percentage payable to the five executives is 7% of such increase in the net worth of Magcorp.


     Mr. Sabel and one other officer of Sabel are each parties to NWAP Agreements with Sabel entitling them upon leaving the employment of Sable to receive a fixed percentage of the increase in the net worth of Sabel from August 1, 1993 until the end of the fiscal quarter preceding the date of termination, payable without interest in 40 quarterly installments.

     The NWAP Agreements also provide that, if while employed by Magcorp or Sabel, the respective company pays any cash dividend on its common stock, the respective company will make a cash payment to the applicable executive officer equal to the total amount of the cash dividend multiplied by their applicable fully vested participation percentage. Since the Company's October 31, 1995 fiscal year end, prior to and in conjunction with the Company's dividends to Group, Magcorp's Board of Directors declared dividends totaling $13.9 million, which have been paid to the Company. Accordingly, an aggregate of $974,505 have been paid to the five Magcorp executive officers who are covered by Magcorp's NWAP Agreements and the discounted value of such payments was removed from the liability for the NWAP Agreements. Upon consummation of the Transactions, approximately $5.0 million will be paid to such Magcorp executive officers pursuant to the NWAP Agreements. See "Use of Proceeds."

           STOCK OWNERSHIP AND CERTAIN RELATIONSHIPS AND TRANSACTIONS

     The following table sets forth the beneficial ownership of the outstanding equity securities of the Company as of May 1, 1996:

                                               NAME AND ADDRESS OF     AMOUNT AND NATURE OF     PERCENT
               TITLE OF CLASS                   BENEFICIAL OWNER       BENEFICIAL OWNERSHIP     OF CLASS
10% preferred stock, $1,000 par value........     Group(1)             8,500 shares, Direct     100%
Common stock, no par value...................     Group                1,000 shares, Direct     100%

- ------------------------------
(1) All of the Company's issued and outstanding capital stock is owned by Group, which is 95.8% owned by Mr. Rennert and by trusts established by him for himself and members of his family (but of which he is not a trustee). Mr. Rennert may be deemed to be the beneficial owner of the Company's capital stock. Roger L. Fay, Vice President, Finance of the Company, is Vice President, Finance and a minority stockholder of Group. Justin W. D'Atri, Secretary of the Company and the Subsidiaries, is Secretary and a director and a minority stockholder of Group and one of the trustees of the trusts mentioned in the preceding paragraph. No other executive officer of the Company or the Subsidiaries has any interest in Group.

     The preferred stock of the Company held by Group, which is to be redeemed as part of the Transactions, accrues cumulative dividends at the rate of 10% ($850,000) per year.

     There were no dividends declared on the Company's preferred or common stock in fiscal year 1995 or 1994. Since the Company's October 31, 1995 fiscal year end, the Board of Directors has declared dividends totaling $13.9 million, consisting of a $2.5 million cash dividends on the Company's preferred stock and $11.4 million cash dividends on the Company's common stock, which was paid to Group. The payment of and amounts of dividends are restricted by the Company's debt agreements.

  Management Agreement

     Group provides management services to the Company under a management agreement (the "Management Agreement"). Such services include operational consulting, budget review, income tax consulting and contracting for insurance under master policies. Pursuant to the Management Agreement, Group provides such services to the Company for an annual management fee equal to $1.2 million. The Management Agreement expires on October 31, 2000. The Company paid management fees to Group of approximately $1.6 million, $1.2 million and $1.2 million for the fiscal years ended October 31, 1993, 1994 and 1995, respectively.

  Insurance Sharing Program

     To obtain the advantages of volume, Group purchases certain categories of property and casualty insurance for a number of its subsidiaries, including the Company and its subsidiaries, and the actual cost of such insurance, without markup, is reimbursed by the covered subsidiaries. In fiscal year 1995, the Company incurred costs of approximately $1.7 million under the Group insurance program. The Company believes that its insurance costs under this program were less than it would have incurred if it had obtained its insurance directly.

  Tax Sharing Agreement


     Pursuant to a tax sharing agreement between the Company and Group, the Company pays to Group an amount equal to the amount the Company would have been required to pay for taxes on a stand-alone basis to the Internal Revenue Service and the applicable state taxing authority, as the case may be, except that the Company will not have the benefit of any of its tax loss carryforwards unless such tax losses were a result of timing differences between the Company's accounting for tax and financial reporting purposes, which agreement also provides that transactions between the Company and Group and its other subsidiaries are accounted for on a cash basis and not on an accrual basis.

  Transactions with Sabel Family

     Sabel leases certain of its facilities from an affiliate of the Sabel family under a lease running to July 31, 1997, which may be extended for two additional terms of five years each. Total rent payments during fiscal year 1995 were $0.3 million.

                          DESCRIPTION OF SENIOR NOTES

     The Senior Notes will be issued under an indenture to be dated as of
            , 1996 (the "Indenture") among the Company, the Guarantors and Fleet National Bank, as trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions."

GENERAL

     The Senior Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. Principal of, premium, if any, and interest on the Senior Notes will be payable, and the Senior Notes will be transferable, at the corporate trust office or agency of the Trustee in the City of New York maintained for such purposes at Fleet National Bank, c/o First Chicago Trust Company, 14 Wall Street, 8th Floor, Window No. 2, New York, New York 10005. In addition, interest may be paid by wire transfer or check mailed to the person entitled thereto as shown on the register for the Senior Notes. No service charge will be made for any registration of transfer or exchange of the Senior Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

     The Senior Notes will be general unsecured obligations of the Company, limited to $150,000,000 aggregate principal amount, and will mature on
            , 2003. The Senior Notes will be unconditionally guaranteed, jointly and severally, by each of the Guarantors.

     Interest on the Senior Notes will accrue at the rate of      % per annum
and will be payable semi-annually on each             and             ,
commencing             , 1996, to the holders of record of Senior Notes at the
close of business on             and             immediately preceding such
interest payment date. Interest on the Senior Notes will accrue or, if no interest has been paid, from the original date of issuance (the "Issue Date"). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on overdue principal and (to the extent permitted by
law) on overdue installments of interest will accrue at a rate equal to      %
per annum.

REDEMPTION

     Optional Redemption. The Senior Notes will be subject to redemption, in whole or in part, at the option of the Company, at any time on or after
            , 2000, at the redemption prices (expressed as percentages of principal amount) set forth plus accrued interest to the redemption date, if
redeemed during the 12-month period beginning on             of the years
indicated below:

                                       YEAR                         PERCENTAGE
                2000..............................................
                2001..............................................
                2002..............................................    100.00%

     Optional Redemption Upon Public Equity Offerings.  In addition, at any time
prior to             , 1999, the Company may redeem up to 33% of the aggregate
principal amount of the Senior Notes originally issued with the proceeds of one or more Public Equity Offerings at a redemption price (expressed as a percentage of
principal amount) of      % plus accrued interest to the redemption date;
provided that at least $100.0 million aggregate principal amount of Senior Notes remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Public Equity Offering, the Company shall make such redemption not more than 120 days after the consummation of any such Public Equity Offering. "Public Equity Offering" means an underwritten public offering of Capital Stock (other than Disqualified Stock) pursuant to a registration statement filed with the Commission in accordance with the Act.

     Selection and Notice. In the event that less than all of the Senior Notes are to be redeemed at any time, selection of Senior Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Senior Notes are listed or, if the Senior Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Senior Note of $1,000 or less shall be redeemed in part; provided, further, that if a redemption is to be made with the proceeds of a Public Equity Offering pursuant to the immediately preceding paragraph, selection of the Senior Notes for redemption shall be made by the Trustee only on a pro rata basis unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Senior Notes to be redeemed at its registered address. If any Senior Note is to be redeemed in part only, the notice of redemption that relates to such Senior Note shall state the portion of the principal amount thereof to be redeemed. A new Senior Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Senior Note. On and after the redemption date, interest will cease to accrue on Senior Notes or portions thereof called for redemption.

CHANGE OF CONTROL

     In the event of a Change of Control (the date of such occurrence being the "Change of Control Date"), the Company shall notify the holders of Senior Notes in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer"), on a business day (the "Change of Control Payment Date") not later than 60 days following the Change of Control Date, all Senior Notes then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the Change of Control Payment Date.

     Notice of a Change of Control Offer shall be mailed by the Company to the holders of Senior Notes not less than 30 days nor more than 45 days before the Change of Control Payment Date. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the business day next preceding the Change of Control Payment Date.

     The Company will comply with any tender offer rules under the Securities Exchange Act of 1934, as amended, which may then be applicable, including but not limited to Rule 14e-1, in connection with any Change of Control Offer required to be made by the Company to repurchase the Senior Notes as a result of a Change of Control.

GUARANTEES


     The Company's obligations under the Senior Notes will be unconditionally and fully guaranteed, jointly and severally, by each of the Guarantors (the "Guarantees") on a senior basis. Under federal or state fraudulent conveyance statutes or other legal principles, the Guarantees might be subordinated to existing or future indebtedness of the Guarantors, or voided or found not to be enforceable in accordance with their terms. If a court in a lawsuit on behalf of an unpaid creditor of a Guarantor or a representative of creditors, such as a trustee in bankruptcy, were to find that the Guarantor issued its Guarantee with actual intent to hinder, delay or defraud creditors, or received less than a reasonably equivalent value or fair consideration for such Guarantee and at the time of such incurrence or issuance (a) was insolvent, (b) was rendered insolvent by reason of such incurrence or issuance, (c) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business or (d) intended to incur, or believed that it would incur, debts (including contingent obligations) beyond its ability to pay such debts as they matured, such court might permit such Guarantee, and prior payments thereon, to be voided by such creditor or representative and permit such prior payments to be recovered from the holders of the Senior Notes.

     The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction which is being applied. Generally, however, a Guarantor would be considered insolvent if, at the time it issued its Guarantee either the fair market value (or fair saleable value) of its assets was less than the amount required to pay its total debts and liabilities (including contingent liabilities) as they become absolute and matured or it had incurred debts (including contingent obligations) beyond its ability to repay such debts as they mature. Among other things, a legal challenge to a Guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the Guarantor as a result of the issuance by the Company of the Senior Notes. To the extent a Guarantee of a Guarantor was voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the Senior Notes would cease to have any claim in respect of such Guarantee and would be solely creditors of the Company and the other Guarantor, and may be required to return all amounts received pursuant to such Guarantor's Guarantee. In such event, the claims of the holders of the Senior Notes would be subject to the prior payment of all liabilities of the Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the Senior Notes.

     The Company believes, and each Guarantor believes, that the Guarantees are being incurred for proper purposes and in good faith, that the Guarantors received fair consideration for the issuance of the Guarantees, that each Guarantor is and will be solvent under the foregoing standards and that it had, has and will have sufficient capital for carrying on its businesses and was, is and will be able to pay its debts as they mature. There can be no assurance, however, that a court would reach the same conclusions.

CERTAIN COVENANTS

     Set forth below are certain covenants which will be contained in the Indenture.

     Limitation on Additional Indebtedness. The Indenture will provide that the Company shall not, and shall not permit any of its Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness) except for:

          (a) Indebtedness of the Company and the Guarantors under the Senior Notes, the Guarantees and the Indenture;


          (b) Indebtedness of the Company and the Guarantors outstanding (plus interest, premium, fees and other obligations associated therewith) pursuant to the Credit Facilities (or pursuant to letters of credit) not to exceed $40.0 million at any one time outstanding, less any Indebtedness under the Credit Facilities required to be repaid and repaid with the Net Cash Proceeds of an Asset Sale in accordance with the "Disposition of Proceeds of an Asset Sale" covenant;


          (c) Indebtedness of the Company and Guarantors not otherwise referred to in this covenant outstanding on the Issue Date, including but not limited to, the Existing Notes;

          (d) Indebtedness of the Company and the Guarantors if, immediately after giving pro forma effect to the incurrence thereof, the Fixed Charge Coverage Ratio of the Company would be greater than or equal to 3.0:1;

          (e) Indebtedness of the Company and the Guarantors in respect of Interest Rate Protection Obligations incurred in the ordinary course of business;

          (f) Indebtedness of a Subsidiary issued to and held by the Company or a Wholly-Owned Subsidiary or Indebtedness of the Company to a Wholly-Owned Subsidiary in respect of intercompany advances or transactions;

          (g) Indebtedness of the Company and the Guarantors Incurred after the Issue Date in connection with or arising out of Capitalized Lease Obligations and purchase money Indebtedness not to exceed $5.0 million at any one time outstanding;

          (h) Indebtedness of the Company and the Guarantors Incurred after the Issue Date in connection with the acquisition or licensing of technology and other assets relating to the implementation of new cell technology not to exceed $6.0 million at any one time outstanding; and

          (i) any deferrals, renewals, extensions, replacements, refinancings, or refundings of, or amendments, modifications or supplements to, Indebtedness incurred under clauses (b) and (c) above, whether involving the same or any other lender or creditor or group of lenders or creditors, provided that any such deferrals, renewals, extensions, replacements, refinancings, refundings, amendments, modifications or supplements (x) shall not provide for any mandatory redemption, amortization or sinking fund requirement in an amount greater than or at a time prior to the amounts and times specified in the Indebtedness being deferred, renewed, extended, replaced, refinanced, refunded, amended, modified or supplemented, (y) shall not exceed the principal amount (plus accrued interest and prepayment premium, if any) of the Indebtedness being replaced, renewed, refunded, refinanced or extended and (z) shall be subordinated to the Senior Notes at least to the extent and in the manner, if at all, that the Indebtedness being replaced, renewed, refunded, refinanced or extended is subordinate to the Senior Notes.

     The Company shall not, directly or indirectly, Incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinated to the Senior Notes to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Company. The Guarantors shall not, directly or indirectly, in any event Incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of such Guarantor unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinated to the Guarantee of the Senior Notes by such Guarantor to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of such Guarantor.

     Limitation on Investments, Loans and Advances. The Indenture will provide that the Company shall not make and shall not permit any of its Subsidiaries to make any capital contributions, advances or loans to (including any guarantees of loans to), or investment or purchases of Capital Stock in, any Person (collectively, "Investments"), except: (i) Investments by the Company in any Wholly-Owned Subsidiary and Investments in or to the Company or a Subsidiary by any Subsidiary, (ii) Investments represented by accounts receivable created or acquired in the ordinary course of business, (iii) advances to employees in the ordinary course of business not to exceed an aggregate of $250,000 outstanding at any one time; (iv) Investments under or pursuant to Interest Rate Protection Obligations, (v) Cash Equivalents, (vi) Investments in joint ventures not to exceed $10.0 million in the aggregate and (vii) Investments permitted to be made under the "Limitation on Restricted Payments" covenant described below.

     Limitation on Restricted Payments. The Indenture will provide that the Company shall not make, and shall not permit any of its Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

          (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment; and

          (b) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date through and including the date of such Restricted Payment (the "Base Period") does not exceed the sum of (1) 50% of the Company's Consolidated Net Income (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit) during the Base Period, and (2) 100% of the aggregate Net Proceeds and the Fair Market Value of marketable securities and property received by the Company from the issue or sale, during the Base Period, of Capital Stock (other than Disqualified Stock) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Stock) of the Company which has been so converted, exercised or exchanged, as the case may be. For purposes of determining under this clause (b) the amount expended for Restricted

     Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its Fair Market Value.


     The provisions of this covenant will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture;
(ii) the retirement of any shares of Capital Stock or subordinated Indebtedness of the Company in exchange for, by conversion into, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Stock);
(iii) the redemption or retirement of subordinated Indebtedness of the Company in exchange for, by conversion into, or out of the Net Proceeds of the substantially concurrent incurrence of subordinated Indebtedness of the Company (other than any such subordinated Indebtedness owing to a Subsidiary of the Company) that is contractually subordinated in right of payment to the Senior Notes and that is permitted to be incurred in accordance with the covenant described under "Limitation on Additional Indebtedness" above; (iv) a management fee payable to Group not to exceed $1.2 million in any one year; (v) the making of payments by the Company to Group (A) no earlier than ten days prior to the date on which Group is required to make its payments to the Internal Revenue Service or the applicable state taxing authority, as the case may be, pursuant to a tax sharing agreement between the Company and Group (which tax sharing agreement provides that the payments thereunder shall not exceed the amount the Company would have been required to pay for taxes on a stand-alone basis, except that the Company will not have the benefit of any of its tax loss carryforwards unless such tax losses were a result of timing differences between the Company's accounting for tax and financial reporting purposes, and which tax sharing agreement also provides that transactions between the Company and Group and its other subsidiaries are accounted for on a cash basis and not on an accrual basis) and (B) to reimburse Group for out of pocket insurance payments made by Group on behalf of the Company and its Subsidiaries; (vi) the payment of a
dividend to Group on the Issue Date of approximately $          million; and
(vii) the redemption on the Issue Date of the 8,500 outstanding shares of the Company's 10% Preferred Stock, $1,000 par value per share, held by Group plus accrued dividends thereon.



     In determining the amount of Restricted Payments permissible under subparagraph (b) above, amounts expended pursuant to clauses (i) and (ii) above shall be included as Restricted Payments and amounts expended pursuant to clauses (iii), (iv), (v), (vi) and (vii) above shall not be so included.


     Limitation on Liens. The Indenture will provide that the Company shall not, and shall not permit, cause or suffer any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien of any kind upon any of its property or assets now owned or hereafter acquired by it except for:

          (a) Liens existing as of the Issue Date;

          (b) Permitted Liens;

          (c) Liens on the assets or property of a Subsidiary of the Company existing at the time such Subsidiary became a Subsidiary of the Company and not incurred as a result (or in connection with or in anticipation of) such Subsidiary's becoming a Subsidiary of the Company; provided that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries (other than the property or assets of the Subsidiary so acquired);

          (d) Liens securing inventory, accounts receivable, contract rights, documents, instruments and general intangibles in respect of the Credit Facilities (or letters of credit);

          (e) any Lien securing Capitalized Lease Obligations and purchase money obligations, provided that such Capitalized Lease Obligations and purchase money obligations are incurred in compliance with the "Limitation on Additional Indebtedness" covenant and provided that such Liens do not extend to or cover any property or assets owned by the Company or any of its Subsidiaries as of the Issue Date or extend to any property or assets other than the property or assets subject to such Capitalized Lease Obligations and purchase money obligations;

          (f) Liens pursuant to leases and subleases of real property which do not interfere with the ordinary conduct of business of the Company or any of its Subsidiaries and which are made on customary and usual terms applicable to similar properties;

          (g) Liens securing Indebtedness which is incurred to refinance or replace Indebtedness which has been secured by a Lien permitted under the Indenture and is permitted to be refinanced or replaced under the Indenture, provided that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries not securing the Indebtedness so refinanced or replaced; and

          (h) Liens securing reimbursement obligations under letters of credit but only in or upon the goods the purchase of which was financed by such letters of credit.

     Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Indenture will provide that the Company shall not, and shall not permit any Subsidiary of the Company to, directly or indirectly, create or otherwise cause or suffer to exist or become effective or enter into any agreement with any Person that would cause or create any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of the Company to
(a) pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits owned by the Company or a Subsidiary of the Company, (b) make any loans or advances to, or pay any Indebtedness owed to, the Company or any Subsidiary of the Company or (c) transfer any of its properties or assets to the Company or to any Subsidiary of the Company, except, in each case, for such encumbrances or restrictions existing under or contemplated by or by reason of (i) the Senior Notes or the Indenture, (ii) any restrictions existing under or contemplated by agreements in effect on the Issue Date, including, without limitation, restrictions under the Credit Facilities as in effect on the Issue Date, (iii) any restrictions with respect to a Subsidiary of the Company that is not a Subsidiary of the Company on the Issue Date, in existence at the time such Person becomes a Subsidiary of the Company (but not created in contemplation of such Person becoming a Subsidiary) or created after the Issue Date, so long as such restrictions are not materially less favorable to the holders of the Senior Notes than those under the Credit Facilities as in effect on the Issue Date, and
(iv) any restrictions existing under any agreement that refinances or replaces an agreement containing a restriction permitted by clause (i), (ii) or (iii) above, provided that the terms and conditions of any such restrictions are not materially less favorable in the aggregate to the holders of the Senior Notes than those under or pursuant to the agreement being replaced or the agreement evidencing the Indebtedness refinanced or replaced.

     Limitation on Sale-Leaseback Transactions. The Indenture will provide that the Company shall not, and shall not permit any of its Subsidiaries to, enter into any Sale-Leaseback Transaction. Notwithstanding the foregoing, the Company and its Subsidiaries may enter into Sale-Leaseback Transactions if (i) after giving pro forma effect to any such Sale-Leaseback Transaction, the Company shall be in compliance with the "Limitation on Additional Indebtedness" covenant described above, (ii) the sale price in such Sale-Leaseback Transaction is at least equal to the Fair Market Value of such property, and (iii) the Company or such Subsidiary shall apply the Net Cash Proceeds of the sale as provided under "Disposition of Proceeds of Asset Sales" below, to the extent required by such provision.

     Disposition of Proceeds of Asset Sales. The Indenture will provide that the Company shall not, and shall not permit any of its Subsidiaries to, make any Asset Sale unless (a) such Asset Sale is for Fair Market Value, (b) the net proceeds therefrom consist of at least 85% cash or Cash Equivalents and (c) the Company shall commit to apply or to cause its Subsidiaries to apply the Net Cash Proceeds of such Asset Sale within 180 days of receipt thereof, and shall apply such Net Cash Proceeds within 270 days of receipt thereof, as follows:

          (i) first, to satisfy all mandatory repayment obligations under the Credit Facilities arising by reason of such Asset Sale to the extent that such repayment permanently reduces the amount that may be borrowed under the Credit Facilities;

          (ii) second, to repurchase Existing Notes required to be repurchased pursuant to the Indenture governing the Existing Notes; and

          (iii) third, out of any Net Cash Proceeds remaining after application of Net Cash Proceeds pursuant to the preceding paragraphs (i) and (ii) (the "Available Amount"), the Company shall make an offer to purchase (the "Asset Sale Offer") from all Holders of Senior Notes, up to a maximum principal amount (expressed as a multiple of $1,000) of Senior Notes equal to the Available Amount at a purchase price of 100% of the principal amount thereof plus accrued interest thereon to the date of purchase; provided that the Company will not be required to apply pursuant to this paragraph
     (iii) Net Cash Proceeds received from any Asset Sale if, and only to the extent that, such Net Cash Proceeds are committed in writing to be applied to acquire or construct property or assets in lines of business related to the Company's and its Subsidiaries' businesses within 180 days after the consummation of such Asset Sale and are so applied within 270 days after the consummation of such Asset Sale; and provided, further, that the Company may defer the Asset Sale Offer until there is an aggregate unutilized Available Amount equal to or in excess of $2.5 million (at which time the entire unutilized Available Amount and not just the amount in excess of $2.5 million shall be applied as required pursuant to this paragraph). The Asset Sale Offer shall remain open for a period of 20 business days or such longer period as may be required by law. To the extent the Asset Sale Offer is not fully subscribed to by the holders of the Senior Notes, the Company may retain such unutilized portion of the Net Cash Proceeds.

     Limitation on Preferred Stock Issuances by Subsidiaries. The Indenture will prohibit the Company from causing or permitting the issuance by any Subsidiary of any Capital Stock other than common stock or causing or permitting any Subsidiary to at any time have outstanding any shares of Capital Stock other than common stock, except issuances of Capital Stock to the Company or a Wholly-Owned Subsidiary of the Company that is a Guarantor; provided, however, that the Company or such Wholly-Owned Subsidiary of the Company, as the case may be, is at all times the sole beneficial and record owner of such Capital Stock.

     Additional Subsidiary Guarantors. The Indenture will provide that if the Company or any of its Subsidiaries shall transfer or cause to be transferred, in one or a series of related transactions, any assets, businesses, divisions, real property or equipment having a book value in excess of $100,000 to any Subsidiary that is not a Guarantor, the Company shall, prior to such transfer,
(1) cause such transferee Subsidiary to become a Guarantor and execute a Guarantee, and (2) deliver an opinion of counsel in accordance with the terms of the Indenture.

     Special Covenants of the Guarantors. The Indenture will provide that each Guarantor of the Senior Notes issued under the Indenture will covenant to comply with each covenant of the Company contained in such Indenture, to the extent applicable.


     Limitation on Transactions with Affiliates. The Indenture will provide that the Company shall not, and the Company shall not permit, cause, or suffer any Subsidiary of the Company to, conduct any business or enter into any transaction or series of transactions with or for the benefit of any Affiliate of the Company or any of its Subsidiaries or any holder of 10% or more of any class of Capital Stock of the Company (each an "Affiliate Transaction"), except in good faith and on terms that are, in the aggregate, no less favorable to the Company or such Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from a Person not an Affiliate of the Company or such Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other market value in excess of $500,000 shall be approved by the Board of Directors of the Company, such approval to be evidenced by a Board Resolution stating that such Board of Directors has, in good faith, determined that such transaction complies with the foregoing provisions. Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to (i) customary directors' fees, consulting fees, indemnification and similar arrangements, and employee salaries and bonuses, (ii) transactions between the Company and any of its Subsidiaries or among Subsidiaries of the Company, (iii) the payment of a management fee to Group and (iv) the making of payments by the Company to Renco pursuant to subsections (v), (vi) and (vii) of clause (b) of the "Limitation on Restricted Payments" covenant above.

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

     The Indenture will provide that neither the Company nor any Guarantor shall consolidate with or merger with or into or sell, assign, convey, lease or transfer all or substantially all of its properties and assets as an entirety to any Person or group of affiliated Persons in a single transaction or through a series of transactions, unless after giving effect thereto: (a) the Company or such Guarantor, as the case may be, shall be the continuing Person or the resulting, surviving or transferee Person (the "surviving entity") shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia; (b) the surviving entity shall expressly assume, by a supplemental indenture executed and delivered to the Trustee, in form and substance reasonably satisfactory to the Trustee, all of the obligations of the Company or such Guarantor, as the case may be, under the Senior Notes, the Guarantees and the Indenture; (c) immediately before and immediately after giving effect to such transaction or series of transactions (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing; (d) the Company, such Guarantor or the surviving entity, as the case may be, shall immediately before and immediately after giving effect to such transaction or series of transactions (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of the transaction or series of transactions) have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company or such Guarantor immediately prior to such transaction or series of transactions; (e) immediately after giving effect to such transaction or series of transactions, the Company, such Guarantor or the surviving entity, as the case may be, could incur $1.00 of Indebtedness pursuant to clause (d) of the "Limitation on Additional Indebtedness" covenant above; (f) the Company, such Guarantor or the surviving entity shall have delivered to the Trustee an Officer's Certificate stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction or series of transactions, such supplemental indenture complies with this covenant and that all conditions precedent in the Indenture relating to the transaction or series of transactions have been satisfied; and (g) neither the Company nor any Subsidiary would thereupon become obligated with respect to any Indebtedness, nor any of its property become subject to any Lien, unless the Company or such Subsidiary could incur such Indebtedness or create such Lien under the Indenture. The foregoing provisions shall not be applicable with respect to a transaction involving the consolidation or merger of a Guarantor with or into any Person (other than the Company or an Affiliate of the Company) that results in such Guarantor being released from its Guarantee as provided under "Release of a Guarantor" below.

RELEASE OF A GUARANTOR

     Upon the sale or disposition of all of the Capital Stock of a Guarantor by the Company or a Subsidiary of the Company, or upon the consolidation or merger of a Guarantor with or into any Person (in each case, other than to the Company or an Affiliate of the Company), such Guarantor will be automatically and unconditionally released from all obligations under its Guarantee; provided that
(i) immediately before and after giving effect to such transactions, no Default or Event of Default shall have occurred and be continuing and (ii) the proceeds received by the Company or any Subsidiary of the Company from such transaction shall be applied as provided under "Disposition of Proceeds of Asset Sales" above.

SEC REPORTS AND REPORTS TO HOLDERS

     Pursuant to the Indenture, whether or not required by the rules and regulations of the Commission, so long as any Senior Notes are outstanding, the Company will file with the Commission and distribute or cause to be distributed to holders of the Senior Notes copies of the financial information that would have been contained in such annual reports and quarterly reports that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Such financial information shall include annual reports containing consolidated financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, management's discussion and analysis of financial condition and results of operations as well as quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture:

          (i) default in the payment of any interest on the Senior Notes when it becomes due and payable and continuance of such default for a period of 30 days; or

          (ii) default in the payment of the principal of or premium, if any, on the Senior Notes when due (including by reason of a default in payment upon an offer to purchase); or

          (iii) default in the performance, or breach, of any covenant in the Indenture (other than defaults specified in clause (i) or (ii) above) and continuance of such default or breach for a period of 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Senior Notes; or

          (iv) failure by the Company or any of its Subsidiaries to perform any term, covenant, condition or provision of one or more classes or issues of other Indebtedness in an aggregate principal amount of $2.0 million or more, which failure results in an acceleration of the maturity thereof; or

          (v) one or more judgments, orders or decrees for the payment of money in excess of $2.0 million, either individually or in an aggregate amount, shall be entered against the Company, any of its Subsidiaries or any of their respective properties and shall not be discharged, and there shall have been a period of 60 days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

          (vi) certain events of bankruptcy or insolvency with respect to the Company or any Subsidiary shall have occurred; or

          (viii) any Guarantee shall be found to be unenforceable or invalid by any final judgment, order or decree of any court.

     If an Event of Default occurs and is continuing, then the holders of at least 25% in principal amount of the outstanding Senior Notes may, by written notice, and the Trustee upon the request of the holders of not less than 25% in principal amount of the outstanding Senior Notes shall, declare the principal of, premium, if any, and accrued interest on all the Senior Notes to be due and payable immediately. Upon any such declaration such principal, premium, if any, and accrued interest shall become due and payable immediately. If an Event of Default specified in (vi) occurs with respect to the Company and is continuing, then the principal of, premium, if any, and accrued interest on all the Senior Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

     After a declaration of acceleration, the holders of a majority in aggregate principal amount of outstanding Senior Notes may, by notice to the Trustee, rescind such declaration of acceleration if all existing Events of Default have been cured or waived, other than nonpayment of principal of, premium, if any, and accrued interest on the Senior Notes that has become due solely as a result of such acceleration, and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding Senior Notes also have the right to waive past defaults under the Indenture except a default in the payment of the principal of, premium, if any, or interest on any Senior Note or in respect of a covenant or a provision which cannot be modified or amended without the consent of all holders.

     No holder of any of the Senior Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder unless the holders of at least 25% in principal amount of the outstanding Senior Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, the Trustee has failed to institute such proceeding within fifteen days after receipt of such notice and the Trustee has not within such fifteen-day period received directions inconsistent with such written request from holders of a majority in principal amount of the outstanding Senior Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Senior Note for the enforcement of the payment of the principal of or premium, if any, or accrued interest on such Senior Note on or after the due date expressed in such Senior Note.

     During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in principal amount of the outstanding Senior Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

TRANSFER

     The Senior Notes will be issued in registered form and will be transferable only upon the surrender of the Senior Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

     The Company may at any time terminate all of its obligations with respect to the Senior Notes ("defeasance"), except for certain obligations, including those regarding any trust established for a defeasance and obligations to register the transfer or exchange of the Senior Notes, to replace mutilated, destroyed, lost or stolen Senior Notes and to maintain agencies in respect of the Senior Notes. The Company may at any time terminate its obligations under certain covenants set forth in the Indenture, some of which are described under "Certain Covenants" above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Senior Notes issued under the Indenture ("covenant defeasance"). In order to exercise either defeasance or covenant defeasance, the Company must irrevocably deposit in trust with the Trustee, for the benefit of the holders of the Senior Notes, money or U.S. government obligations, or a combination thereof, in such amounts as will be sufficient to pay the principal of, premium, if any, and interest on the Senior Notes to redemption or maturity and comply with certain other conditions, including the delivery of an opinion as to certain tax matters.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of Senior Notes) as to all outstanding Senior Notes when either (a) all such Senior Notes theretofore authenticated and delivered (except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b)(i) all such Senior Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in the trust for the purpose an amount of money sufficient to pay and discharge the entire indebtedness on the Senior Notes not theretofore delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit; (ii) the Company has paid all sums payable by it under the Indenture; and (iii) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Senior Notes at maturity or redemption, as the case may be. In addition, the Company must deliver an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

AMENDMENTS AND WAIVERS

     From time to time the Company and the Guarantors, when authorized by resolutions of their respective Boards of Directors, and the Trustee may, without the consent of the holders of the Senior Notes, amend, waive or supplement the Indenture or the Senior Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, maintaining the qualification of the Indenture under the Trust Indenture Act or making any change that does not adversely affect the rights of any holder. Other amendments and modifications of the Indenture or the Senior Notes may be made by the Company and the Guarantors and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Senior Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Senior Note affected thereby, (i) reduce the principal amount outstanding, extend the fixed maturity, or alter the redemption provisions of the Senior Notes, (ii) change the currency in which any Senior Notes or any premium or accrued interest thereon is payable, (iii) reduce the percentage in principal amount outstanding of Senior Notes necessary for consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Senior Notes, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Senior Notes, (v) waive a default in payment with respect to the Senior Notes, (vi) reduce the rate or extend the time for payment of interest on the Senior Notes, (vii) change the Company's obligation to purchase Senior Notes upon the occurrence of a Change of Control (or change the definition thereof) or an Asset Sale in accordance with the Indenture or waive any default in the performance thereof, (viii) release any Guarantor from its obligations under its Guarantee except as provided under "Release of a Guarantor" above, or (ix) affect the ranking of the Senior Notes or the Guarantees.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Subsidiary of the Company or assumed in connection with an Asset Acquisition of such Person, including, without limitation, Indebtedness incurred in connection with, or in anticipation of, such Person's becoming a Subsidiary of the Company or such acquisition.

     "Affiliate" of any specified Person means any other Person which, directly or indirectly, controls, is controlled by or is under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.


     "Asset Acquisition" means (i) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) or purchase or acquisition of Capital Stock by the Company or any of its Subsidiaries to or in any other Person, in either case as a result of which such Person shall become a Subsidiary of the Company or any of its Subsidiaries or shall be merged with or into the Company or any of its Subsidiaries or (ii) any acquisition by the Company or any of its Subsidiaries of the assets of any Person which constitute substantially all of an operating unit or business of such Person.


     "Asset Sale" means any direct or indirect sale, conveyance, transfer, lease (including by means of sale-leaseback) or other disposition to any Person other than the Company or a Subsidiary of the Company, in one transaction or a series of related transactions, of (i) any Capital Stock of any Subsidiary of the Company or (ii) any other property or asset of the Company or any Subsidiary of the Company, in each case other than in the ordinary course of business and other than isolated transactions which do not exceed $250,000 individually. For the purposes of this definition, the term "Asset Sale" shall not include sales of receivables not a part of a sale of the business from which they arose or any disposition of all or substantially all of the properties and assets of the Company that is governed under and complies with the "Consolidation, Merger, Conveyance, Transfer or Lease" covenant described above.

     "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors of the Company and to be in full force and effect on the date of such certification and delivered to the Trustee.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated and whether voting or non-voting) of such Person's capital stock, whether outstanding on the Issue Date or issued after the Issue Date, and any and all rights, warrants or options exchangeable for or convertible into such capital stock.

     "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

     "Cash Equivalents" means, at any time, (i) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $250.0 million; (iii) commercial paper with a maturity of 180 days or less issued by a corporation (except an Affiliate of the Company) organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by Standard & Poor's Ratings Group or at least P-1 by Moody's Investors Service, Inc.; and (iv) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition; provided, however, that the terms of such agreements comply with the guidelines set forth in the Federal Financial Agreements of Depository Institutions with Securities Dealers and Others, as adopted by the Comptroller of the Currency.

     "Change of Control" means (i) the direct or indirect sale, lease, exchange or other transfer of all or substantially all of the assets of the Company or Group to any Person or entity or group of Persons or entities acting in concert as a partnership or other group (a "Group of Persons") other than an Affiliate of the Company, (ii) the merger or consolidation of the Company or Group with or into another corporation with the effect that the then existing shareholders of the Company or Group, as the case may be, hold less than 50% of the combined voting power of the then outstanding securities of the surviving corporation of such merger or the corporation resulting from such consolidation ordinarily (and apart from rights arising under special circumstances) having the right to vote in the election of directors, (iii) the replacement of a majority of the Board of Directors of Group, over a two-year period, from the directors who constituted the Board of Directors at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors then still in office who either were members of the Board of Directors at the beginning of such period or whose election as a member of the Board of Directors was previously so approved, or (iv) a Person or Group of Persons (other than Group and its Affiliates) shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the direct or indirect beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company or Group representing 50% or more of the combined voting power of the then outstanding securities of the Company or Group ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period increased (to the extent deducted in determining Consolidated Net Income) by the sum of: (i) all United States Federal, state and foreign income taxes of such Person paid or accrued according to GAAP for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses); (ii) all interest expense of such Person paid or accrued in accordance with GAAP (net of any interest income) for such period (including amortization of original issue discount and the interest portion of deferred payment obligations); (iii) depreciation and depletion; (iv) amortization including, without limitation, amortization of capitalized debt issuance costs; and (v) any other non-cash charges to the extent deducted from Consolidated Net Income (including non-cash expenses recognized in accordance with Financial Accounting Standards Bulletin Number
106).


     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that (a) the Net Income of any Person (the "Other Person") in which the Person in question or one of its Subsidiaries has a joint interest with a third party (which interest does not allow the net income of such Other Person to be consolidated into the net income of the Person in question in accordance with
GAAP) shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or the Subsidiary, (b) the Net Income of any Subsidiary of the Person in question that is subject to any contractual restriction or limitation on the payment of dividends or the making of other distributions shall be excluded to the extent of such restriction or limitation (provided that this clause (b) shall not apply to any such restrictions or limitations with respect to the Guarantors contained in the Credit Facilities as such restrictions or limitations are in effect on the Issue
Date), (c)(i) the Net Income (or loss) of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and
(ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded and (d) extraordinary gains and losses shall be excluded.


     "Consolidated Net Worth" means, with respect to any Person at any date of determination, the consolidated stockholders' equity represented by the shares of such Person's Capital Stock (other than Disqualified Stock) outstanding at such date, as determined on a consolidated basis in accordance with GAAP.

     "Credit Facilities" means (i) the revolving credit facility as in effect as of the Issue Date between Magcorp and Congress Financial Corporation and (ii) the revolving credit facility as in effect as of the Issue Date between Sabel and Congress Financial Corporation, in each case as the same may at any time be amended, amended and restated, supplemented or otherwise modified, including any refinancing, refunding, replacement or extension thereof and whether by the same or any other lender or group of lenders.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is exchangeable for Indebtedness, or is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the maturity date of the Senior Notes.

     "Fair Market Value" or "fair value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a Board Resolution delivered to the Trustee.

     "Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of (i) Consolidated Cash Flow of such Person for the four full fiscal quarters for which financial statements are available that immediately precede the date of the transaction or other circumstances giving rise to the need to calculate the Fixed Charge Coverage Ratio (the "Transaction Date") to (ii) all cash and non-cash interest expense (including capitalized interest) of such Person and its Subsidiaries determined in accordance with GAAP (net of any interest income of such Person and its Subsidiaries and exclusive of deferred financing fees of such Person and its Subsidiaries) and the aggregate amount of cash dividends or other distributions declared or paid on Capital Stock (other than Common Stock) of such Person and its Subsidiaries, in each case for such four full fiscal quarter period. For purposes of this definition, if the Transaction Date occurs prior to the date on which the Company's consolidated financial statements for the four full fiscal quarters subsequent to the Issue Date are first available, then "Consolidated Cash Flow" and the items referred to in the preceding clause (ii) shall be calculated, in the case of the Company, after giving effect on a pro forma basis as if the Senior Notes outstanding on the Transaction Date were issued on the first day of such four full fiscal quarter period. In addition to and without limitation of the foregoing two sentences, for purposes of this definition, "Consolidated Cash Flow" and the items referred to in the preceding clause (ii) shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the Incurrence or repayment of any Indebtedness of such Person or any of its Subsidiaries (other than Indebtedness for working capital) at any time during the period (the "Reference Period") (A) commencing on the first day of the four full fiscal quarter period for which financial statements are available that precedes the Transaction Date and (B) ending on and including the Transaction Date, including, without limitation, the Incurrence or repayment of the Indebtedness giving rise to the need to make such calculation, as if such Incurrence or repayment occurred on the first day of the Reference Period; provided that if such Person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the above clause shall give effect to the Incurrence of such guaranteed Indebtedness as if such Person or Subsidiary had directly Incurred such guaranteed Indebtedness and
(ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or any of its Subsidiaries (including any Person who becomes a Subsidiary as a result of the Asset Acquisition) incurring Acquired Indebtedness) occurring during the Reference Period and any retirement of Indebtedness in connection with such Asset Sales, as if such Asset Sale or Asset Acquisition and/or retirement occurred on the first day of the Reference Period. Furthermore, in calculating the denominator (but not the numerator) of this "Fixed Charge Coverage Ratio," (1) subject to clause (3) below, interest on Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to accrue at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or a similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate based upon a factor of a prime or similar rate shall be deemed to have been in effect; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.


     "GAAP" means generally accepted accounting principles in effect on the Issue Date as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States.

     "Guarantee" means the guarantee of the Senior Notes by each Guarantor.

     "Guarantor" means (i) Magcorp and Sabel and (ii) each of the Company's Subsidiaries which becomes a guarantor of the Senior Notes pursuant to the "Additional Subsidiary Guarantors" covenant described above.

     "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to the payment of, contingently or otherwise, such Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person, without duplication, (i) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (B) evidenced by a note, debenture or similar instrument, letter of credit or draft accepted (including a purchase money obligation) representing extensions of credit whether or not representing obligations for borrowed money or (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation relating to the deferred purchase price of any property or services (other than property or services purchased on ordinary trade terms therefor) which purchase price is payable over a period in excess of six months or is evidenced by a note, invoice or similar written instrument with a maturity in excess of six months; (ii) any liability of others of the kind described in the preceding clause (i) which the Person has guaranteed or which is otherwise its legal liability; (iii) any obligation secured by a lien to which the property or assets of such Person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be such Person's legal liability; and (iv) any and all deferrals, renewals, extensions, replacements, refinancings, and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i), (ii) or (iii).

     "Interest Rate Protection Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.


     "Lien" means any mortgage, lien (statutory or other), pledge, security interest, encumbrance, hypothecation, assignment for security or other security agreement of any kind or nature whatsoever. For purposes of the Indenture, a Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Person.



     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations with respect to Indebtedness are financed or sold with recourse to the Company or any of its Subsidiaries) net of (i) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale; (ii) provisions for all taxes payable as a result of such Asset Sale; (iii) payments made to retire Indebtedness secured by the assets subject to such Asset Sale (including retirements of Indebtedness under the Credit Facilities) to the extent required pursuant to the terms of such Indebtedness; and (iv) appropriate amounts to be provided by the Company or any of its Subsidiaries, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any of its Subsidiaries, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.


     "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP.

     "Net Proceeds" means (a) in the case of any sale of Capital Stock (other than Disqualified Stock) by the Company, the aggregate net proceeds received by the Company, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the Fair Market Value thereof, as determined in good faith by the Board of Directors of the Company, at the time of receipt), (b) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind of the Company for or into shares of Capital Stock of the Company which is not Disqualified Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Company upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares, and less all expenses incurred by the Company in connection therewith) and (c) in the case of the issuance of any Indebtedness by the Company, the aggregate net cash proceeds received by the Company, after payment of expenses, commissions and the like incurred therewith.

     "Permitted Liens" means, with respect to any Person, any lien arising by reason of (a) any attachment, judgment, decree or order of any court, so long as such lien is being contested in good faith and is either adequately bonded or execution thereon has been stayed pending appeal or review, and any appropriate legal proceedings which may have been duly initiated for the review of such attachment, judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (b) taxes, assessments or governmental charges not yet delinquent or which are being contested in good faith; (c) security for payment of workers' compensation or other insurance; (d) security for the performance of tenders, bids, leases and contracts (other than contracts for the payment of money); (e) deposits to secure public or statutory obligations or in lieu of surety or appeal bonds or to secure permitted contracts for the purchase or sale of any currency entered into in the ordinary course of business; (f) operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;
(g) any interest or title of a lessor under any lease; (h) security for surety or appeal bonds; and (i) easements, rights-of-way, zoning and similar covenants and restrictions and other similar encumbrances or title defects which, in the aggregate, are not substantial in amount and which do not in any case materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries.

     "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution on Capital Stock of the Company or any Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Subsidiary of the Company (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock), and (y) in the case of Subsidiaries of the Company, dividends or distributions payable to the Company or to a Subsidiary of the Company), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Subsidiaries, (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of, any Indebtedness which is subordinated in right of payment to the Senior Notes (other than Indebtedness acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) and (iv) the making of any Investment in any Person other than pursuant to clauses (i) through (vii) of the "Limitation on Investments, Loans and Advances" covenant described above.

     "Sale-Leaseback Transaction" means any arrangement with any Person providing for the leasing by the Company or any Subsidiary of the Company of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Subsidiary to such Person in contemplation of such leasing.

     "Subsidiary" means, with respect to any Person, (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors shall at the time be owned, directly or indirectly, by such Person, by a Subsidiary of such Person or by such Person and a Subsidiary of such Person, or (ii) any other Person (other than a corporation) of which at least a majority of voting interest is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person or by such Person and a Subsidiary of such Person.

     "Wholly-Owned Subsidiary" means any Subsidiary all of the outstanding Capital Stock of which (other than directors' qualifying shares) is owned, directly or indirectly, by the Company.

                   DESCRIPTION OF REVOLVING CREDIT FACILITIES

     Simultaneous with the consummation of the Offering, Magcorp and Sabel will enter into amendments to the Loan and Security Agreements (the "Revolving Credit Facilities") with Congress Financial Corporation ("Congress") pursuant to which Congress will make revolving credit loans in its discretion to Magcorp and Sabel, up to a maximum of $33.0 million and $7.0 million, respectively, at any one time outstanding. The following description of the Revolving Credit Facilities does not purport to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Revolving Credit Facilities, which have been filed as exhibits to the Registration Statement of which this Prospectus is part.

GENERAL

     Under the Revolving Credit Facilities, Congress will, in its discretion, lend on a revolving basis to Magcorp and Sabel not more than the sum of (i) 85% of the Net Amount of Eligible Accounts (as defined) plus (ii) 60% (30% in the case of Supplies (as defined)) of the Value of Eligible Inventory (as defined) of Magcorp and 50% of the Value of Eligible Inventory (as defined) of Sabel up to the aforementioned limits of $33.0 million and $7.0 million, for each of Magcorp and Sabel, respectively. Congress may extend up to $5.0 million and $1.5 million of letter of credit accommodations to Magcorp and Sabel, respectively, within the limits set forth above.

INTEREST

     Interest on the Company's loan balance is payable monthly at a rate 1% per annum in excess of the Prime Rate publicly announced by Philadelphia National Bank, changing monthly with each change in such prime rate. In the event of a default by either Magcorp or Sabel under the Revolving Credit Facilities, the interest rate on its borrowings would be 3% per annum in excess of such prime rate.

SECURITY

     As security for the indebtedness of Magcorp and Sabel to Congress, Magcorp and Sabel have granted to Congress a first security interest in all of their inventory (including raw materials, work in process, semi-finished and finished goods and supplies) and accounts, contract rights, documents, instruments and general intangibles.

TERM

     The Revolving Credit Facilities will continue until August 4, 1999 and from year to year thereafter, provided that either Magcorp or Sabel, as the case may be, or Congress may terminate either of the Revolving Credit Facilities as of August 4, 1999 or any subsequent anniversary date on 60 days advance written notice.

FEES

     The Revolving Credit Facilities will also provide for a monthly unused line fee and an early termination fee if the agreements are terminated prior to August 4, 1999.

CERTAIN COVENANTS

     In addition to customary covenants, the Revolving Credit Facilities will require that Magcorp and Sabel be subject to certain covenants including, but not limited to, a restriction on the incurrence of additional indebtedness, a restriction on the creation of additional liens, the compliance with certain financial covenants and certain restrictions on dividends, loans and investments.

EVENTS OF DEFAULT

     The Revolving Credit Facilities will each contain certain events of default, including, without limitation, the following: (i) the failure of the applicable borrower or its subsidiaries to pay any of its obligations to the lenders when due or within three days after the due date; (ii) certain failures by the applicable borrower or its subsidiaries to pay principal or interest on any indebtedness or contingent obligation, after any applicable grace period, or breaches or default by the applicable borrower or its subsidiaries of any term of any indebtedness or contingent obligation; (iii) any default by the applicable borrower or its subsidiaries in the performance or observance of the conditions and covenants of the applicable credit agreement or related agreements, beyond any applicable cure period; (iv) the falsity in any material respect of any representation or warranty made by the applicable borrower to the lenders under the Revolving Credit Facilities; (v) certain judgments against the applicable borrower or any of its subsidiaries; (vi) certain events of bankruptcy or insolvency of the applicable borrower; and (vii) the occurrence of certain change of control events.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") among the Company, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation (the "Underwriter"), the Underwriter has agreed to purchase from the Company and the Company has agreed to sell to the Underwriter, $150.0 million aggregate principal amount of Senior Notes.

     The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to certain conditions precedent. The Underwriting Agreement also provides that the Company and the Guarantors will indemnify, jointly and severally, the Underwriter and its controlling persons against certain liabilities and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriter may be required to make in respect thereof. The nature of the Underwriter's obligation is such that it is required to purchase all of the Senior Notes if any Senior Notes are purchased by the Underwriter.

     The Underwriter has advised the Company that it proposes initially to offer the Senior Notes directly to the public at the public offering price set forth on the cover of this Prospectus and to certain dealers at such price less a
concession not in excess of      % per Senior Note. The Underwriter may allow,
and such dealers may reallow, a discount not in excess of % per Senior Note to certain other dealers. After the initial public offering of the Senior Notes, the offering price and other selling terms may be changed by the Underwriter.

     The Senior Notes are a new issue of securities. There is no active public trading market for the Senior Notes. The Underwriter has advised the Company that it currently intends to make a market in the Senior Notes, but it is not obligated to do so and may discontinue such market making at any time. There can be no assurance as to the liquidity of any market that may develop for the Senior Notes, the ability of holders to sell their Senior Notes or the price at which holders would be able to sell their Senior Notes. The Company does not intend to apply for listing of the Senior Notes on any securities exchange.

     The Underwriter has provided investment banking services to a subsidiary of Group in the past. The Underwriter is acting as a dealer manager for the Tender Offer and Consent Solicitation. The Company has agreed to pay the expenses of the Underwriter incurred in connection with the Tender Offer and the Offering.

                                 LEGAL MATTERS

     The validity of the Senior Notes being offered hereby and certain other legal matters relating to the Offering are being passed upon for the Company by Cadwalader, Wickersham & Taft, New York, New York. Certain legal matters will be passed upon for the Underwriter by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company and subsidiaries as of October 31, 1994 and 1995 and for each of the years in the three year period ended October 31, 1995 included herein and elsewhere in the Registration Statement have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION



     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Senior Notes offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, and the Senior Notes offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of certain documents filed as exhibits to the Registration Statement are not necessarily complete, and, in each instance, reference is made to the copy of the document so filed. Each such statement is qualified in its entirety by such reference. In addition, pursuant to the Indenture governing the Existing Notes, the Company files periodic reports and other information required to be filed pursuant to the Securities and Exchange Act of 1934, as amended. The Registration Statement and such periodic reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Registration Statement can also be reviewed through the Commission's Electronic Data Gathering, Analysis, and Retrieval System which is publicly available through the Commission's Web site (http://www.sec.gov).



     The Company intends to furnish to each holder of the Senior Notes annual reports containing audited financial statements and quarterly reports containing unaudited information for the first three quarters of each fiscal year. The Company will also furnish to each holder of the Senior Notes such other reports as may be required by law. The Company has agreed to make periodic filings with the Commission for so long as the Senior Notes remain outstanding, whether or not it is required to do so by the rules and regulations of the Commission.



     The principal executive offices of the Company are located at 238 North 2200 West, Salt Lake City, Utah 84116 and its telephone number is (801) 532-2043.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                     PAGE
                                                                                  -----------
Independent Auditors' Report....................................................      F-2
Consolidated Balance Sheets as of October 31, 1994 and 1995 and unaudited as of
  April 30, 1996................................................................      F-3
Consolidated Statements of Operations for the years ended October 31, 1993, 1994
  and 1995 and unaudited for the six months ended April 30, 1995 and 1996.......      F-4
Consolidated Statements of Stockholder's Equity (Deficit) for the years ended
  October 31, 1993, 1994 and 1995 and unaudited for the six months ended April
  30, 1996......................................................................      F-5
Consolidated Statements of Cash Flows for the years ended October 31, 1993, 1994
  and 1995 and unaudited for the six months ended April 30, 1995 and 1996.......      F-6
Notes to Consolidated Financial Statements......................................  F-7 to F-21

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Renco Metals, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Renco Metals, Inc. and subsidiaries as of October 31, 1994 and 1995, and the related consolidated statements of operations, stockholder's equity (deficit), and cash flows for each of the years in the three-year period ended October 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Renco Metals, Inc. and subsidiaries as of October 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in note 2(f) to the consolidated financial statements, the Company changed its method of accounting for income taxes as of November 1, 1993 to adopt the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

                                          KPMG PEAT MARWICK LLP

Salt Lake City, Utah
December 1, 1995

                      RENCO METALS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 OCTOBER 31,
                                                            ---------------------
                                                              1994         1995        APRIL 30,
                                                                                      -----------
                                                                                         1996
                                                                                      (unaudited)
                                             ASSETS
Current assets:
  Cash and cash equivalents...............................  $  7,881       30,091          32,007
  Accounts receivable, less allowance for doubtful
     accounts of $491 and $514 at October 31, 1994 and
     1995, respectively, and $570 at April 30, 1996.......    22,757       27,854          27,710
  Income tax refund receivable............................       967          575             432
  Inventories, net........................................    21,851       21,631          24,293
  Prepaid expenses........................................       530          801             945
                                                            --------     --------        --------
          Total current assets............................    53,986       80,952          85,387
                                                            --------     --------        --------
Property, plant, and equipment, net.......................    30,862       32,014          33,680
Deferred income taxes.....................................       321           --              --
Other assets, net.........................................     3,869        3,585           3,234
                                                            --------     --------        --------
                                                            $ 89,038      116,551         122,301
                                                            ========     ========        ========
                         LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Current installments of long-term debt..................  $     --           15              15
  Accounts payable........................................     8,057        7,511           6,394
  Accrued expenses........................................     8,697       14,327          14,216
  Deferred income taxes payable...........................       321          219             245
                                                            --------     --------        --------
          Total current liabilities.......................    17,075       22,072          20,870
                                                            --------     --------        --------
Long-term debt, excluding current installments............    78,839       77,997          77,505
Postretirement medical benefits...........................     6,408        6,477           6,545
Deferred income taxes payable.............................        --        1,646           1,844
Other liabilities.........................................     1,720        3,599           3,714
                                                            --------     --------        --------
          Total liabilities...............................   104,042      111,791         110,478
                                                            --------     --------        --------
Stockholder's equity (deficit):
  10% preferred stock, $1,000 par value. Authorized,
     issued, and outstanding 8,500 shares.................     8,500        8,500           8,500
  Common stock, no par value. Authorized, issued, and
     outstanding 1,000 shares.............................         1            1               1
  Additional paid-in capital..............................       500          500             500
  Retained earnings (deficit).............................   (24,005)      (4,028)          3,035
  Minimum pension liability adjustment....................        --         (213)           (213)
                                                            --------     --------        --------
          Net stockholder's equity (deficit)..............   (15,004)       4,760          11,823
Commitments and contingencies (notes 8, 11 and 12)........
                                                            --------     --------        --------
                                                            $ 89,038      116,551         122,301
                                                            ========     ========        ========

See accompanying notes to consolidated financial statements.

                      RENCO METALS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                                SIX MONTHS ENDED
                                             YEARS ENDED OCTOBER 31,                APRIL 30,
                                        ----------------------------------     -------------------
                                          1993         1994         1995        1995        1996
                                                                                   (unaudited)
Sales.................................  $131,139      132,950      185,806      87,681      99,110
Costs and expenses:
  Cost of sales.......................    95,313      106,364      121,189      58,900      56,238
  Depreciation, depletion, and
     amortization.....................     7,135        5,604        5,770       2,878       3,369
  Selling, general, and administrative
     expenses.........................    14,714       16,352       18,470       8,898       8,967
                                        --------     --------     --------     -------     -------
     Income from operations...........    13,977        4,630       40,377      17,005      30,536
Interest income.......................        56          186          881         210         830
Interest expense......................    (7,414)     (10,208)     (10,138)     (5,056)     (5,034)
                                        --------     --------     --------     -------     -------
     Income (loss) before income
       taxes, extraordinary item, and
       cumulative effect of change in
       accounting principle...........     6,619       (5,392)      31,120      12,159      26,332
Income tax expense (benefit)..........     2,503       (1,932)      11,143       5,000       9,447
                                        --------     --------     --------     -------     -------
     Income (loss) before
       extraordinary item and
       cumulative effect of change in
       accounting principle...........     4,116       (3,460)      19,977       7,159      16,885
Extraordinary item -- extinguishment
  of debt (less applicable income
  taxes of $1,595) (note 9)...........     2,930           --           --          --          --
Cumulative effect of change in
  accounting for income taxes.........        --           30           --          --          --
                                        --------     --------     --------     -------     -------
          Net income (loss)...........  $  7,046       (3,430)      19,977       7,159      16,885
                                        ========     ========     ========     =======     =======

See accompanying notes to consolidated financial statements.

                      RENCO METALS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                             (DOLLARS IN THOUSANDS)

                                                                                      MINIMUM          NET
                                                         ADDITIONAL                   PENSION     STOCKHOLDER'S
                                    PREFERRED   COMMON    PAID-IN     ACCUMULATED    LIABILITY       EQUITY
                                      STOCK     STOCK     CAPITAL       DEFICIT     ADJUSTMENT      (DEFICIT)
Balances at October 31, 1992......   $    --       1         500         (20,020)         --         (19,519)
  Issuance of preferred stock.....     8,500      --          --              --          --           8,500
  Dividend to Group...............        --      --          --          (5,658)         --          (5,658)
  Distribution to Group...........        --      --          --          (1,943)         --          (1,943)
  Minimum pension liability
     adjustment...................        --      --          --              --        (426)           (426)
  Net income......................        --      --          --           7,046          --           7,046
                                                  --
                                      ------                 ---         -------        ----         -------
Balances at October 31, 1993......     8,500       1         500         (20,575)       (426)        (12,000)
  Minimum pension liability
     adjustment...................        --      --          --              --         426             426
  Net loss........................        --      --          --          (3,430)         --          (3,430)
                                                  --
                                      ------                 ---         -------        ----         -------
Balances at October 31, 1994......     8,500       1         500         (24,005)         --         (15,004)
  Minimum pension liability
     adjustment...................        --      --          --              --        (213)           (213)
  Net income......................        --      --          --          19,977          --          19,977
                                                  --
                                      ------                 ---         -------        ----         -------
Balances at October 31, 1995......     8,500       1         500          (4,028)       (213)          4,760
  Dividend to Group (unaudited)...        --      --          --          (9,822)         --          (9,822)
  Net income (unaudited)..........        --      --          --          16,885          --          16,885
                                                  --
                                      ------                 ---         -------        ----         -------
Balances at April 30, 1996
  (unaudited).....................   $ 8,500       1         500           3,035        (213)         11,823
                                      ======      ==         ===         =======        ====         =======

See accompanying notes to consolidated financial statements.

                      RENCO METALS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                      SIX MONTHS ENDED
                                                                         YEARS ENDED OCTOBER 31,          APRIL 30,
                                                                       ----------------------------   -----------------
                                                                         1993      1994      1995      1995      1996
                                                                                                         (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..................................................  $  7,046   $(3,430)  $19,977   $ 7,159   $16,885
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation, depletion, and amortization........................     7,135     5,604     5,770     2,878     3,369
    Extraordinary gain on debt restructure, net of income taxes......    (2,930)       --        --        --        --
    Amortization of financing fees...................................     1,645       772       772       386       386
    Cumulative effect of accounting change...........................        --       (30)       --        --        --
    Loss (gain) on sale of equipment.................................        16        (1)       78         2       (13)
    Deferred income taxes............................................     1,018      (430)    1,865       649       224
    Provision for bad debts..........................................       176        93       188       108        56
    Postretirement medical benefits..................................       282       372        90        45        74
    Deferred compensation plans......................................        --       114     1,202       393       846
    Decrease (increase) in operating assets:
      Accounts receivable............................................    (1,443)   (4,083)   (5,285)   (5,362)       88
      Income tax refund receivable...................................      (978)     (518)      392     1,219       143
      Inventories....................................................    (6,040)    1,284       220      (606)   (2,662)
      Prepaid expenses...............................................        (8)    1,184      (271)      100      (144)
      Other assets...................................................       (24)       31       (20)      (37)       15
    Increase (decrease) in operating liabilities:
      Accounts payable...............................................      (506)      662      (546)    1,250    (1,117)
      Accrued expenses...............................................     2,106    (1,326)    5,630     1,396      (111)
      Other liabilities..............................................    (1,623)      135       (25)       --      (737)
                                                                       --------   -------   -------   -------   -------
         Net cash provided by operating activities...................     5,872       433    30,037     9,580    17,302
                                                                       --------   -------   -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...............................................    (2,595)   (3,227)   (7,185)   (3,361)   (5,042)
  Proceeds from sale of equipment....................................       137         9       185         9        20
                                                                       --------   -------   -------   -------   -------
         Net cash used in investing activities.......................    (2,458)   (3,218)   (7,000)   (3,352)   (5,022)
                                                                       --------   -------   -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under revolving credit agreements......   (20,374)    3,085    (1,317)   (1,199)     (484)
  Repayment of long-term debt........................................   (30,071)     (108)      (10)       (1)       (8)
  Payment of debt origination and financing fees.....................    (5,671)       --        --        --       (50)
  Borrowings of long-term debt.......................................    75,000        --       500       500        --
  Dividends to Group.................................................    (5,658)       --        --        --    (9,822)
  Distribution to Group..............................................    (1,943)       --        --        --        --
  Long-term borrowings from Group....................................       485        --        --        --        --
  Repayment of subordinated note payable.............................    (7,967)       --        --        --        --
                                                                       --------   -------   -------   -------   -------
         Net cash provided by (used in) financing activities.........     3,801     2,977      (827)     (700)  (10,364)
                                                                       --------   -------   -------   -------   -------
Increase in cash and cash equivalents................................     7,215       192    22,210     5,528     1,916
Cash and cash equivalents, beginning of year.........................       474     7,689     7,881     7,881    30,091
                                                                       --------   -------   -------   -------   -------
Cash and cash equivalents, end of year...............................  $  7,689   $ 7,881   $30,091   $13,409   $32,007
                                                                       ========   =======   =======   =======   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for interest...............................  $  3,692   $ 8,986   $ 9,366   $ 4,657   $ 4,648
Cash paid (refunds received) during the year for income taxes........     2,648      (984)    8,888     3,132     9,346
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Conversion of debt to Group to preferred stock.......................  $  8,500   $    --   $    --   $    --   $    --
Minimum pension liability adjustment to other assets.................       468      (401)      469        --        --
Minimum pension liability adjustment to other liabilities............      (894)      827      (682)       --        --

See accompanying notes to consolidated financial statements.

                      RENCO METALS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        OCTOBER 31, 1993, 1994, AND 1995
                             (DOLLARS IN THOUSANDS)

(1) PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     Renco Metals, Inc. (Renco Metals) is a holding company incorporated in the State of Delaware on July 19, 1993, and is a 100 percent owned subsidiary of The Renco Group, Inc. (Group). On August 4, 1993, in connection with the sale of senior notes (the Refinancing), Renco Metals acquired from Group the outstanding common shares of Renmag, Inc., the holding company which owned Magnesium Corporation of America (collectively Magcorp) and Sabel Industries, Inc. (Sabel), which were both indirectly wholly owned by Group. The transaction has been accounted for as a reorganization of entities under common control. Accordingly, the accompanying consolidated financial statements have been presented based on historical amounts in a manner similar to a pooling of interests. The excess of the amount paid by Renco Metals over the net book value of Sabel has been deemed to be a dividend to Group.

     The proceeds of the Refinancing were used to retire substantially all the previously outstanding long-term debt of Magcorp and Sabel. In addition, Group agreed to exchange certain of its receivables from Magcorp for Renco Metals preferred stock.


     The accompanying consolidated financial statements include the accounts of Renco Metals and both of its subsidiaries, Magcorp and Sabel, each of which is wholly-owned (collectively the Company). Renco Metals is a holding company that has no independent operations, and its only assets are cash and its investments in Magcorp and Sabel. Magcorp owns and operates a magnesium production plant on the Great Salt Lake at Rowley, Utah that sells pure magnesium and magnesium alloys to domestic and international customers. Sabel is engaged principally in the wholesaling and fabrication of steel in Alabama. Its customers consist of industrial accounts and the general public.



     Renco Metal's senior notes are unconditionally and fully guaranteed, jointly and severally, by both of its subsidiaries, Magcorp and Sabel (the Guarantors). Separate financial statements of the Guarantors are not presented because, in management's opinion, such financial statements would not be material to investors because Renco Metals has no independent operations and its only assets are cash and its investment in Magcorp and Sabel. Summarized financial information on the combined Guarantors is presented below:


              SUMMARIZED COMBINED GUARANTOR FINANCIAL INFORMATION


                                                                                 SIX MONTHS ENDED
                                                YEARS ENDED OCTOBER 31,             APRIL 30,
                                            --------------------------------    ------------------
                                              1993        1994        1995       1995       1996
                                                                                   (UNAUDITED)
Combined Guarantor statement of operations
  data:
  Net sales...............................  $131,139    $132,950    $185,806    $87,681    $99,110
  Cost of sales...........................    95,313     106,364     121,189     58,900     56,328
  Income (loss) before extraordinary items
     and accounting change................     4,073      (3,597)     19,787      7,053     16,817
  Net income (loss).......................     7,003      (3,567)     19,787      7,053     16,817

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(1) PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION -- (CONTINUED)


                                                                  OCTOBER 31,
                                                              -------------------
                                                               1994        1995        APRIL 30,
                                                                                      ------------
                                                                                          1996
                                                                                      (UNAUDITED)
Combined Guarantor balance sheet data:
  Current assets............................................  $48,387     $75,163       $ 79,529
  Noncurrent assets.........................................   35,052      35,599         36,914
  Current liabilities.......................................   14,274      19,434         18,232
  Noncurrent liabilities....................................   11,967      14,719         14,608


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Cash and Cash Equivalents

     For purposes of reporting cash flows, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of the following:

                                                                      1994       1995
        Money market funds.........................................  $5,461     $5,132
        Certificates of deposit....................................     134        140
                                                                     ------     ------
                                                                     $5,595     $5,272
                                                                     ======     ======

  (b) Inventories

     Inventories are stated at the lower of cost or market, using either weighted averaging last-in, first-out (LIFO) or first-in, first-out (FIFO).

  (c) Property, Plant, and Equipment

     Property, plant, and equipment are carried at cost. Maintenance and repairs are charged to expense. Expenditures for major improvements are capitalized. Depreciation is computed primarily on the straight-line method over the estimated useful lives (ranging from 5 to 31 years) of the related assets.

  (d) Other Assets

     Other assets include financing costs associated with the long-term debt. The costs are being amortized using the straight-line method over the period of the related long-term debt. Other assets consist of the following:

                                                                      1994       1995
        Loan origination and financing fees........................  $4,738     $4,738
        Unrecognized pension prior service cost....................      68        536
        Deposits and other.........................................      28         48
                                                                     ------      -----
                                                                      4,834      5,322
        Less accumulated amortization..............................     965      1,737
                                                                     ------      -----
                                                                     $3,869     $3,585
                                                                     ======      =====

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  (e) Other Liabilities

     Postretirement Health Care Benefits

     Magcorp provides postretirement health care benefits to substantially all of its salaried employees. The liability is accrued over the employee's estimated period of employment based on actuarially determined amounts in accordance with Statement of Financial Accounting Standard No. 106. Benefits are funded as costs are actually incurred.

     Environmental Compliance Costs

     Industrial companies such as Magcorp and Sabel have in recent years become subject to increasingly demanding environmental standards imposed by federal, state, and local environmental laws and regulations. It is the policy of the Company to endeavor to comply with applicable environmental laws and regulations. The Company considers current information, environmental laws and regulations, and adjusts its related accruals as considered necessary.

  (f) Income Taxes

     The Company and Group file a consolidated federal income tax return and have a tax sharing agreement which requires that the operating companies provide for federal and state income taxes as if they were filing separate income tax returns except that generally, no carryforward of net operating losses is permitted, unless such losses are generated by net tax timing differences. Under the terms of the agreement, each subsidiary is required to remit to Group the amount of federal income taxes provided.

     Effective November 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement 109). The cumulative effect of this change in accounting for income taxes of $30 is reported separately in the consolidated statement of operations for 1994. Statement 109 requires the recognition of deferred tax liabilities and assets for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled. Prior years' consolidated financial statements have not been restated to apply the provisions of Statement 109.

     Pursuant to the deferred method under APB Opinion 11, which was applied in 1993 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable in the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

  (g) Deferred Compensation

     The Company has deferred compensation agreements with certain key employees in the form of net worth appreciation participation agreements. The deferred compensation is based on the performance of the Company over the period of the employee's employment. The aforementioned agreements have been accounted for as deferred compensation in the accompanying consolidated financial statements.

  (h) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (i) Unaudited Interim Financial Statements

     In the opinion of management, the interim consolidated financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the consolidated financial position and results of operations for the periods presented herein. Interim periods are not necessarily indicative of results to be expected for the year.

(3) INVENTORIES

     Inventories consist of the following:

                                                       OCTOBER 31,
                                                  ---------------------        APRIL 30,
                                                   1994          1995            1996
                                                                              (unaudited)
        Finished goods..........................  $16,162       $12,600         $14,800
        Brine in ponds..........................    1,349         2,677           2,126
        Spare parts and supplies................    5,182         5,897           6,759
        Raw materials and work-in-process.......      760           798             908
                                                  -------       -------         -------
                                                   23,453        21,972          24,593
        Less LIFO reserve.......................    1,602           341             300
                                                  -------       -------         -------
                                                  $21,851       $21,631         $24,293
                                                  =======       =======         =======

     LIFO inventory was reduced in 1994 and 1995. This reduction resulted in charging lower inventory costs prevailing in previous years to cost of sales, thus reducing cost of sales by approximately $1,337 and $570, below the amount that would have resulted from replacing the liquidated inventory at October 31, 1994 and 1995 prices, respectively.

(4) PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are summarized as follows:

                                                                  1994          1995
        Land...................................................  $   317       $   390
        Buildings..............................................    4,693         4,986
        Equipment..............................................   49,464        54,187
        Leasehold improvements.................................      614           755
        Construction-in-process................................    1,038         2,400
                                                                 -------       -------
                                                                  56,126        62,718
        Less accumulated depreciation and amortization.........   25,264        30,704
                                                                 -------       -------
                                                                 $30,862       $32,014
                                                                 =======       =======

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(5) LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                                  1994          1995
        For Renco Metals:
          12% senior notes (a).................................  $75,000       $75,000
        For Magcorp:
          Revolving credit facility (b)........................    1,214            --
        For Sabel:
          Revolving credit facility (b)........................    2,625         2,522
          9.7% mortgage note...................................       --           490
                                                                 -------       -------
                  Total long-term debt.........................   78,839        78,012
        Less current installments..............................       --            15
                                                                 -------       -------
                  Long-term debt, excluding current
                    installments...............................  $78,839       $77,997
                                                                 =======       =======

     The aggregate maturities of long-term debt for each of the twelve-month periods subsequent to October 31, 1995 are as follows: 1996, $15; 1997, $18; 1998, $2,542; 1999, $22; and 2000, $75,415.

  (a) Senior Notes

     In August 1993, Renco Metals issued $75,000 aggregate principal amount of 12 percent Senior Notes (the Notes) due July 15, 2000. The Notes were registered under the Securities Act of 1933, as amended, effective December 3, 1993. The Notes are general unsecured obligations of Renco Metals, but are unconditionally and fully guaranteed, jointly and severally, by the Guarantors. Secured indebtedness of Renco Metals and the Guarantors, including borrowings under the Revolving Credit Facilities described below, is senior in right of payments to the Notes with respect to the assets securing such indebtedness. Interest on the Notes is payable semiannually on January 15 and July 15 of each year, at the rate of 12 percent per annum. The notes are redeemable, in whole or in part, at the option of Renco Metals, on or after July 15, 1998, at the following redemption prices (expressed as percentages of the principal amount), together with accrued interest to the redemption date, if redeemed during the 12-month period beginning on July 15 of the years indicated below:

                                                                    REDEMPTION
                                       YEAR                           PRICE
                1998..............................................      104%
                1999 and thereafter...............................      100%

     In addition, prior to July 15, 1998, upon a change in control of Renco Metals, as defined in the indenture governing the Notes, the Notes are redeemable, in whole but not in part, at the option of Renco Metals, at the principal amount thereof plus accrued interest plus an applicable premium. Upon the occurrence of a change in control, Renco Metals is obligated to make offers to purchase all outstanding Notes at a purchase price in cash equal to 101 percent of the principal amount plus accrued interest.

     The indenture governing the Notes contains certain covenants that, among others, limit the type and amount of additional indebtedness that may be incurred by Renco Metals and impose limitations on investments, loans, advances, the payment of dividends and the making of certain other payments, the creation of liens, certain transactions with affiliates, and certain mergers. At October 31, 1995, Renco Metals was in compliance with all applicable covenants.

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(5) LONG-TERM DEBT -- (CONTINUED)
  (b) Revolving Credit Facilities

     In connection with the Refinancing, Magcorp and Sabel have each entered into revolving credit facility agreements. The agreements provide for advances by the lender based on specified percentages of eligible accounts receivable, supplies inventories, and finished goods inventory to a maximum of $20,000 for Magcorp and $3,000 for Sabel. Advances bear interest at the prime rate plus 1.75 percent, payable monthly, and are secured primarily by all receivables and inventories of the borrower. In addition, the lender may extend up to $3,000 and $1,500 of letter of credit accommodations to Magcorp and Sabel, respectively, within the limits set forth above. Outstanding letters of credit under the agreements at October 31, 1995 total $1,600 for Magcorp and $300 for Sabel. Based on these criteria as of October 31, 1995, the unused amounts available to Magcorp and Sabel were approximately $18,400 and $478, respectively. The revolving credit facilities will continue until August 1998 and from year to year thereafter, provided that either Magcorp or Sabel, as the case may be, or the lender may terminate either of the facilities as of August 31, 1998, or any subsequent anniversary date on 60 days advance written notice.

     The revolving credit facilities contain various covenants and restrictions including financial covenants that specify Magcorp and Sabel maintain specified ratios or minimum financial amounts with regard to net worth and working capital, as well as restrictions regarding additional indebtedness, liens, loans, dividends, and transactions with affiliates. At October 31, 1995, Magcorp and Sabel were in compliance with all applicable covenants.

(6) PREFERRED STOCK

     The Company has authorized 8,500 shares of preferred stock, which were issued August 4, 1993 in connection with the Refinancing in exchange for debt previously owed to Group by Magcorp. Holders of preferred stock are entitled to receive cumulative, preferential quarterly cash dividends at a rate of ten percent per annum, if and when declared by the Board of Directors. The shares have no voting rights on any matter, except as specifically required by law.

     The preferred shares are redeemable by Renco Metals at its option, subject to compliance with long-term debt covenants, at any time after January 1, 1994 at the par value thereof plus any accrued and unpaid dividends. Preferred shares have preference in liquidation or dissolution of Renco Metals over common shares to the extent of the par value of the preferred shares plus any accrued and unpaid dividends thereon.

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(7) INCOME TAXES

     Components of income tax expense (benefit) follow, allocated to income from continuing operations:

                                                             CURRENT     DEFERRED      TOTAL
    1993:
      Federal..............................................  $ 1,560      $  825      $ 2,385
      State................................................       77          41          118
                                                             -------      ------      -------
                                                             $ 1,637      $  866      $ 2,503
                                                             =======      ======      =======
    1994:
      Federal..............................................  $(1,578)     $ (392)     $(1,970)
      State................................................       76         (38)          38
                                                             -------      ------      -------
                                                             $(1,502)     $ (430)     $(1,932)
                                                             =======      ======      =======
    1995:
      Federal..............................................  $ 8,988      $  530      $ 9,518
      State................................................      290       1,335        1,625
                                                             -------      ------      -------
                                                             $ 9,278      $1,865      $11,143
                                                             =======      ======      =======

     The statutory federal income tax rate is reconciled to the effective income tax rate as follows:

                                                              1993       1994        1995
    Computed "expected" tax expense (benefit)..............  $2,250     $(1,893)    $10,892
    State and local tax, net of federal benefit............      48          64       1,400
    Depletion..............................................      --        (792)     (1,505)
    Change in deferred tax asset valuation allowance.......      --         543         350
    Other..................................................     205         146           6
                                                             ------     -------     -------
              Income tax provision (benefit)...............  $2,503     $(1,932)    $11,143
                                                             ======     =======     =======

     For the year ended October 31, 1993 deferred income tax expense of $866 resulted from timing differences in the recognition of income and expense for income tax and financial reporting purposes in accordance with APB Opinion 11 which was in effect for that year. The sources and tax effects of those timing difference are presented below:

                                                                                1993
        Depreciation..........................................................  $281
        Inventories -- uniform capitalization.................................   (46)
        Success fee to former term lender.....................................   622
        Other, net............................................................     9
                                                                                ----
                  Deferred income tax expense.................................  $866
                                                                                ====

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(7) INCOME TAXES -- (CONTINUED)
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at October 31, 1994 and 1995, presented in accordance with Statement 109, follow:

                                                                        1994        1995
    Deferred tax assets:
      Bad debt reserves..............................................  $   186     $   194
      Inventories-uniform capitalization.............................      280         239
      Vacation accruals..............................................       86          80
      Payable to Group...............................................      122         122
      Deferred compensation..........................................       51         511
      Miscellaneous accruals.........................................       42          95
      Net operating loss carryforwards...............................    4,209       2,685
      Alternative minimum tax credit carryforward....................      340          --
      Postretirement medical benefit.................................      966         993
      Environmental reserve..........................................      459         459
                                                                       -------     -------
              Total gross deferred tax assets........................    6,741       5,378
              Less valuation allowance...............................      543         893
                                                                       -------     -------
              Net deferred tax assets................................    6,198       4,485
                                                                       -------     -------
    Deferred tax liabilities:
      Inventory basis difference.....................................     (962)       (827)
      Accumulated depreciation.......................................   (5,236)     (5,523)
                                                                       -------     -------
              Total gross deferred tax liabilities...................   (6,198)     (6,350)
                                                                       -------     -------
              Net deferred tax liability.............................  $    --     $(1,865)
                                                                       =======     =======
    Deferred income taxes -- current.................................  $  (321)    $  (219)
    Deferred income taxes -- noncurrent..............................      321      (1,646)
                                                                       -------     -------
              Net deferred tax liability.............................  $    --     $(1,865)
                                                                       =======     =======

     The valuation allowance for deferred tax assets as of November 1, 1993 was $-0-. The net change in the total valuation allowance for the years ended October 31, 1994 and 1995 was an increase of $543 and $350, respectively.

     Management believes that existing taxable temporary differences, net of the established valuation allowance, will more likely than not reverse within the applicable carryforward periods to allow future realization of existing deferred tax assets.

(8) RELATED PARTY TRANSACTIONS

     Magcorp has $318 payable to Group at October 31, 1994 and 1995, that is noninterest bearing. The payable is included in other liabilities in the accompanying consolidated balance sheet and is subordinated to the liabilities described in note 5.

     Effective August 1993, Renco Metals has a management agreement with Group to receive management services through October 31, 2000. In exchange for such services, the Company is committed to pay $1,200 per year or ten percent of a defined earnings amount, whichever is greater. Payment of the fees for consulting services is subject to compliance with covenants with its lending institutions. For the years ended October 31,

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(8) RELATED PARTY TRANSACTIONS -- (CONTINUED)
1993, 1994, and 1995, Renco Metals expensed $300, $1,200, and $1,200, respectively, for such management services provided by Group. Prior to the Refinancing in 1993, Magcorp and Sabel expensed $888 and $60, respectively, under similar management agreements.

     During 1993, Renco Metals paid to Group a dividend in the amount of $5,658 and paid a distribution equal to the net book value of Sabel at the date of the Refinancing.

     To obtain the advantages of volume, Group purchases certain categories of property and casualty insurance for a number of its subsidiaries, including the Company, and the actual cost of such insurance, without markup, is reimbursed by the covered subsidiaries. For the years ended October 31, 1993, 1994, and 1995, the Company incurred costs of approximately $2,000, $2,000, and $1,700, respectively, under the Group insurance program. The Company believes that its insurance costs under this program were less than it would have incurred if it had obtained its insurance directly.

(9) TRANSACTIONS WITH THE PREVIOUS OWNER OF MAGCORP

     At the time of its acquisition by Group, August 31, 1989, Magcorp entered into a technical service agreement (retainer) with the previous owner. The retainer was in effect through the date of the Refinancing, when a settlement and release agreement was entered into whereby the seller agreed to cancel all obligations owed by Magcorp under the retainer and a subordinated note payable in exchange for a discounted cash settlement. The resultant gain on extinguishment of debt is reflected as an extraordinary item in the accompanying 1993 consolidated statement of operations.

(10) EMPLOYEE BENEFIT PLANS

  (a) PENSION AND PROFIT SHARING PLANS

     Magcorp

     Magcorp has a defined benefit plan for hourly employees, a defined contribution plan for salaried employees, and thrift plans for all employees. All of Magcorp's plans have fiscal year-ends of December 31.

     Pension benefits for Magcorp's defined benefit plan are generally based on a flat dollar amount times years of credited service, including years of employment with the previous owner. Magcorp's funding policy is to contribute amounts sufficient to satisfy regulatory funding standards, based upon independent actuarial

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(10) EMPLOYEE BENEFIT PLANS -- (CONTINUED) valuations. Net pension cost for the defined benefit plan for the years ended October 31, 1993, 1994, and 1995, includes the following components:

                                                                  1993      1994     1995
    Service cost -- benefits earned during the year.............  $ 168     $184     $ 143
    Interest cost on projected benefit obligations..............    201      235       232
    Return on assets............................................   (347)     (64)     (381)
    Net amortization and deferral...............................    236      (99)      182
                                                                  -----     ----     -----
              Net pension cost..................................  $ 258     $256     $ 176
                                                                  =====     ====     =====

     The plan's funded status at each October 31, was as follows:

                                                              1993        1994       1995
    Actuarial present value of benefit obligations:
      Vested benefits......................................  $ 2,909     $2,449     $ 3,562
      Nonvested benefits...................................      472        387         471
                                                             -------     -------    -------
              Accumulated benefit obligations..............  $ 3,381     $2,836     $ 4,033
                                                             =======     =======    =======
    Plan's assets at fair value, principally listed
      securities...........................................  $ 2,501     $2,720     $ 3,169
    Actuarial present value of projected benefit
      obligations..........................................   (3,381)    (2,836)     (4,033)
                                                             -------     -------    -------
              Projected benefit obligations in excess of
                plan assets................................     (880)      (116)       (864)
    Unrecognized prior service cost........................      426        397         536
    Unrecognized net loss (gain) from past experience and
      effects of changes in assumptions....................      468       (329)        213
                                                             -------     -------    -------
              Net prepaid (accrued) pension cost prior to
                adjustment for minimum liability...........       14        (48)       (115)
    Adjustment for additional minimum liability............     (894)       (68)       (749)
                                                             -------     -------    -------
         Net accrued minimum liability.....................  $  (880)    $ (116)    $  (864)
                                                             =======     =======    =======

     Assumptions used above for Magcorp's defined benefit plan as of October 31, 1993, 1994, and 1995 include:

                                                                 1993     1994     1995
        Discount rates for determining estimated obligations
          and interest cost....................................  7.00%    8.25%    7.25%
        Expected aggregate average long-term change in
          compensation.........................................   n/a      n/a      n/a
        Expected long-term return on assets....................  7.75%    8.25%    8.25%

     Contributions for Magcorp's defined contribution plan are based upon age, years of service, and gross compensation for each salaried employee, and totaled approximately $501, $585, and $612, for the years ended October 31, 1993, 1994, and 1995, respectively.

     Magcorp has a salaried thrift plan and an hourly thrift plan that qualify under the Internal Revenue Code Section 401(k). The plans are available to substantially all employees. Magcorp may make discretionary matching contributions of 50 percent of each hourly employee's contribution, and 75 percent of each salaried employee's contribution up to the first six percent of each employee's compensation. Matching contributions for 1993 and 1995 were $323 and $310, respectively. There were no matching contributions during fiscal year 1994.

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(10) EMPLOYEE BENEFIT PLANS -- (CONTINUED)
     Sabel

     Under an agreement with the United Steelworkers' Union, which covers certain production employees, Sabel contributes to a pension plan based on a set amount per hour worked for covered employees. The contributions to the plan were $61, $59, and $78 for 1993, 1994, and 1995, respectively.

     Sabel has a noncontributory profit sharing plan for management and administrative employees. The amount of the annual contribution, if any, is at the discretion of Sabel and is not to exceed 15 percent of the compensation of the eligible employees. The contributions for 1994 and 1995 were $98 and $191, respectively. Sabel did not make a profit sharing plan contribution for 1993.

  (b) Postretirement Medical Benefit Plan

     Magcorp sponsors a self-insured, fee-for-service health care plan that provides postretirement medical benefits to salaried retirees who retire from active employment status on or after age 55 with ten or more years of service. Qualified retirees will receive lifetime benefits for themselves and their spouses. Employees who retire on or after age 55 with less than ten years but at least five years or more of service, will receive benefits paid by Magcorp only after age 65.

     The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at October 31, 1994 and 1995:

                                                                      1994       1995
        Accumulated postretirement benefit obligation:
          Retirees...............................................    $  425     $  425
          Fully eligible active plan participants................       711        900
          Other active plan participants.........................     1,263      1,636
                                                                     ------     ------
                                                                      2,399      2,961
        Plan assets at fair value................................        --         --
                                                                     ------     ------
             Accumulated postretirement benefit obligation in
               excess of plan assets.............................     2,399      2,961
        Unrecognized net gain....................................     4,009      3,516
                                                                     ------     ------
             Accrued postretirement benefit obligation...........    $6,408     $6,477
                                                                     ======     ======

     The unrecognized net gain is being amortized over a period of approximately fifteen years, which represents the average future working lifetime of the plan participants. The amortization of the gain is offset against actual service cost and interest cost over the period of amortization.

     Net period postretirement benefit cost for 1993, 1994, and 1995 includes the following components:

                                                             1993      1994      1995
        Service cost.......................................  $ 189     $ 232     $ 137
        Interest cost......................................    246       264       196
        Amortization of gain...............................   (153)     (124)     (243)
                                                             -----     -----     -----
             Net periodic postretirement benefit cost......  $ 282     $ 372     $  90
                                                             =====     =====     =====

     For measurement purposes, an 7.8 percent annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 1995; the rate was assumed to decrease gradually to

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(10) EMPLOYEE BENEFIT PLANS -- (CONTINUED)
5.5 percent by the year 2017 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of October 31, 1995 by $271 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended October 31, 1995 by $33.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent at October 31, 1995.

(11) LEASES

     The Company has several noncancelable operating leases, primarily for office and warehouse space, and machinery and equipment. These leases generally contain renewal options. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of October 31, 1995 are listed below:

                Year ending October 31:
                  1996..............................................  $2,124
                  1997..............................................   1,644
                  1998..............................................   1,106
                  1999..............................................     915
                  2000..............................................     433
                  Thereafter........................................     322
                                                                      ------
                     Total minimum lease payments...................  $6,544
                                                                      ======

     Rent expense aggregated, $3,083, $3,126, and $2,867 for 1993, 1994, and
1995, respectively. Included in rental expense was contingent rental expense of approximately $148, $106, and $122 for 1993, 1994, and 1995, respectively. Additionally, included in rental expense are leases of certain office and warehouse space from entities in which the president of Sabel holds an indirect material interest. Rent expense for such leases aggregated approximately $300, $342, and $339 for 1993, 1994, and 1995, respectively.

(12) COMMITMENTS AND CONTINGENCIES

  (a) Litigation

     The Company and its subsidiaries are involved in litigation arising in the normal course of business. It is not possible to state the ultimate liability, if any, in these matters. In the opinion of management, based upon the advice of outside counsel, such litigation will not have any material effect on the Company.

  (b) Other Agreements

     Magcorp assumed from its previous owner certain agreements with unrelated corporations (Nominal Lessor) under which tax benefits were transferred to the unrelated corporations as allowed under a provision of the Economic Recovery Tax Act of 1981. Included in the terms of the agreements are various covenants, including a promise not to dispose of the property covered by the agreements, and also indemnification of the Nominal Lessor against any losses which might result from a breach of Magcorp's warranties and covenants. The seller also holds a $1,000 irrevocable letter of credit as collateral for performance by Magcorp on the Nominal Lessor agreements.

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(12) COMMITMENTS AND CONTINGENCIES -- (CONTINUED
     Magcorp and Sabel both have net worth appreciation participation agreements with certain executives wherein these individuals are entitled to receive a specified percentage of cumulative net income, less any common stock dividends, of their respective companies commencing at specified dates in the agreements, through the date of the individual's termination based on a specified vesting schedule. Payment will be made in 40 equal quarterly installments, without interest, commencing three months after termination of employment. If while employed by Magcorp or Sabel, the respective company pays any cash dividend on its common stock, the respective company will make a cash payment to the applicable executives equal to the total amount of the cash dividend multiplied by their applicable fully-vested participation percentage. Amounts are accrued as earned.

  (c) Environmental Matters

     The Company and its operations are subject to an increasing number of federal, state, and local environmental laws and regulations governing, among other things, air emissions, waste water discharge, and solid and hazardous waste disposal. It is expected that Magcorp will be required to make substantial reductions in chlorine and hydrogen chloride emissions to meet regulations expected to be promulgated by the year 2000. Magcorp is exploring several options at this time to reduce such emissions, including the development of new electrolytic cell technology to reduce chlorine emissions and the use of scrubbers for hydrogen chloride emissions. Depending on the final form of the standard and the outcome of the cell technology development programs, Magcorp plans to spend approximately $40,000 of its capital budget by the year 2000 directly or indirectly to meet environmental regulatory requirements, and for estimates of other future requirements. Magcorp believes that these expenditures required to comply with environmental standards are substantial and to that degree will affect its earnings.


     In August 1994, the Utah Solid and Hazardous Waste Control Board presented a proposed Stipulation and Consent Order to Magcorp for resolution of a Notice of Violation and Compliance Order (the "NOVCO") issued in August 1992 concerning certain alleged violations of the Utah Solid and Hazardous Waste Act and the Utah Administrative Code. Magcorp has contested the NOVCO and has requested a hearing on the alleged violations. Among the issues to be resolved is whether the wastes being sent to the Rowley facility's industrial wastewater pond are subject to regulation by the State of Utah, and if so, whether a waste management plan, groundwater management plan and closure plan for the pond must be developed and implemented. In addition, an issue exists as to whether piles of material (so-called "smut") generated in the electrolytic process, which cover an extensive land area at the Rowley facility, can be classified as a hazardous or solid waste, and if so, what measures might be required to investigate and address these piles. If these wastes are ultimately deemed subject to State regulation and corrective action is required, the costs of compliance could be material.

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(13) ACCRUED EXPENSES

     Accrued expenses consist of:

                                                                         1994       1995
    Salaries, bonuses, vacation, and other related accruals...........  $1,309     $ 5,494
    Utilities.........................................................   1,685       3,069
    Interest..........................................................   2,638       2,638
    Taxes, other than income..........................................     673         481
    Other.............................................................   2,392       2,645
                                                                        ------     -------
                                                                        $8,697     $14,327
                                                                        ======     =======

(14) SEGMENT INFORMATION

     The Company classifies its operations into two business segments: magnesium production and steel fabrication and wholesaling. There are no intersegment sales. Summarized financial information by business segment is as follows:

                                                           1993         1994         1995
    Net sales:
      Magnesium........................................  $ 97,099     $ 90,745     $136,348
      Steel............................................    34,040       42,205       49,458
                                                         --------     --------     --------
                                                         $131,139     $132,950     $185,806
                                                         ========     ========     ========
    Income from operations:
      Magnesium........................................  $ 13,002     $  2,723     $ 37,993
      Steel............................................       975        1,979        2,467
      Corporate........................................        --          (72)         (83)
                                                         --------     --------     --------
                                                         $ 13,977     $  4,630     $ 40,377
                                                         ========     ========     ========
    Identifiable assets:
      Magnesium........................................  $ 71,275     $ 67,904     $ 94,849
      Steel............................................    13,552       15,535       15,913
      Corporate........................................     5,688        5,599        5,789
                                                         --------     --------     --------
                                                         $ 90,515     $ 89,038     $116,551
                                                         ========     ========     ========
    Capital expenditures:
      Magnesium........................................  $  2,300     $  2,574     $  6,051
      Steel............................................       295          653        1,134
                                                         --------     --------     --------
                                                         $  2,595     $  3,227     $  7,185
                                                         ========     ========     ========
    Depreciation, depletion, and amortization:
      Magnesium........................................  $  6,814     $  5,263     $  5,397
      Steel............................................       321          341          373
                                                         --------     --------     --------
                                                         $  7,135     $  5,604     $  5,770
                                                         ========     ========     ========

                      RENCO METALS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(15) SIGNIFICANT CUSTOMERS AND EXPORT SALES

     During fiscal 1994 and 1995, sales to any single customer did not exceed ten percent of total consolidated revenues. During 1993, sales to Alumax, a division of AMAX, approximated ten percent of total revenues. Sales to Alumax in 1994 and 1995, were less than ten percent of total consolidated revenues, but Alumax continues to be a significant account for Magcorp. The following table summarizes export sales to various geographic areas:

                                                                 YEAR ENDED OCTOBER 31,
                                                              -----------------------------
                                                               1993       1994       1995
    Net export sales:
      Europe................................................  $4,909     $5,804     $ 8,357
      Japan.................................................   3,300      2,826       5,988
      Canada................................................     463        545       1,050
      Other.................................................     235        104         798
                                                              ------     ------     -------
                                                              $8,907     $9,279     $16,193
                                                              ======     ======     =======

(16) SUBSEQUENT EVENT (PER SHARE FIGURES NOT IN THOUSANDS)

     On December 1, 1995, the Board of Directors declared dividends totaling $6,122, consisting of a $241.67 per share cumulative cash dividend on each share of preferred stock, and a $4,067.33 per share cash dividend on each share of common stock, which is payable to Group December 8, 1995 on all outstanding shares.

             ------------------------------------------------------
             ------------------------------------------------------

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE GUARANTORS OR BY THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SENIOR NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                               ------------------
                               TABLE OF CONTENTS


                                        PAGE
Prospectus Summary....................      3
Risk Factors..........................      8
Use of Proceeds.......................     11
Capitalization........................     12
Selected Consolidated Financial
  Data................................     13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     14
Business..............................     18
Management............................     29
Stock Ownership and Certain
  Relationships and Transactions......     32
Description of Senior Notes...........     33
Description of Revolving Credit
  Facilities..........................     48
Underwriting..........................     50
Legal Matters.........................     50
Experts...............................     50
Available Information.................     51
Index to Consolidated Financial
  Statements..........................    F-1


  UNTIL             , 1996 (FORTY DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE SENIOR NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------

                                  $150,000,000

                               RENCO METALS, INC.

                            % SENIOR NOTES DUE 2003
                            -----------------------

                                   PROSPECTUS
                            -----------------------

                          DONALDSON, LUFKIN & JENRETTE
             SECURITIES CORPORATION

                                           , 1996

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the Senior Notes, other than underwriting discounts and commissions:

        SEC Registration Fee...............................................  $51,724
        NASD Fee...........................................................   15,500
        Blue Sky Fees and Expenses.........................................        *
        Printing and Engraving Fees........................................        *
        Legal Fees and Expenses............................................        *
        Accounting Fees and Expenses.......................................        *
        Trustee Fees and Expenses..........................................        *
        Rating Agency Fees.................................................        *
        Miscellaneous......................................................        *
                                                                             =======
                  Total....................................................        *
                                                                             =======

- ---------------
* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the Underwriting Agreement filed as an exhibit to this Registration Statement, the Underwriter is obligated under certain circumstances to indemnify certain controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933.

     The Company's By-laws and Certificate of Incorporation provide for indemnification of directors and officers of the Company to the full extent permitted by Delaware law and the power to purchase and maintain insurance on behalf of directors and officers against any liability asserted against them and incurred by them in such capacities. The Certificate of Incorporation further provides that no director of the Company shall be personally liable to the Company or to its stockholders for monetary damages for any breach of such director's fiduciary duty as a director of the Company, provided that such limitation on a director's liability shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they are or were such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

     The Indenture provides that no director, officer, employee, stockholder or beneficiary of the Company is liable for any obligations of the Company under the Indenture.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On August 4, 1993, the Company issued and sold $75,000,000 aggregate principal amount of 12% Senior Notes due 2000. The placement agent was Citicorp Securities, Inc. The aggregate offering price was $75,000,000 and the placement agent's fee was $4,500,000. The 12% Senior Notes were sold to various qualified institutional buyers in a transaction satisfying the requirements of Rule 144A of the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

EXHIBIT
NUMBER                                  IDENTIFICATION OF EXHIBITS
1.1     --  Form of Underwriting Agreement(1)
3.1     --  Certificate of Incorporation of Renco Metals, Inc.(2)
3.2     --  Certificate of Incorporation of Magnesium Corporation of America(2)
3.3     --  Certificate of Incorporation of Sabel Industries, Inc.(2)
3.4     --  By-laws of Renco Metals, Inc.(2)
3.5     --  By-laws of Magnesium Corporation of America(2)
3.6     --  By-laws of Sabel Industries, Inc.(2)
4.1     --  Form of Indenture for the      % Senior Notes due 2003(1)
4.2     --  Specimen Note (included in Exhibit 4.1)(1)
4.3     --  Indenture dated as of August 1, 1993 among Renco Metals, Inc., Issuer, Magnesium
            Corporation of America and Sabel Industries, Inc., Guarantors, and Shawmut Bank
            Connecticut National Association (k/k/a Fleet National Bank), Trustee, relating to
            12% Senior Notes Due 2000 (with form of Note annexed)(2)
5.1     --  Opinion of Cadwalader, Wickersham & Taft(1)


10.1    --  Employment Agreements between Magnesium Corporation of America and:
            a) Michael H. Legge, dated September 24, 1992 effective January 1, 1993(2)
            b) Ron L. Thayer effective June 1, 1994(3)
            c) Howard I. Kaplan dated June 10, 1994(3)
            d) Lee R. Brown, dated September 1, 1989(2)
            e) Todd R. Ogaard, dated December 1, 1994(3)
10.2    --  Net Worth Appreciation Agreements between Magnesium Corporation of America and:
            a) Michael H. Legge, dated September 24, 1992(2)
            b) Ron L. Thayer, dated September 24, 1992(2)
            c) Thomas J. Frazer, dated July 30, 1993(2)
            d) Lee R. Brown, dated July 30, 1993(2)
            e) Howard I. Kaplan, dated June 10, 1994(3)
            f) Todd R. Ogaard, dated May 19, 1995(4)
10.3    --  Amendments to Net Worth Appreciation Agreements between Magnesium Corporation of
            America and:
            a) Michael H. Legge(1)
            b) Ron L. Thayer(1)
            c) Thomas J. Frazer(1)
            d) Lee R. Brown(1)
            e) Howard I. Kaplan(1)
            f) Todd R. Ogaard(1)
10.4    --  Management Consultant Agreement dated August 4, 1993 between The Renco Group, Inc.
            and Renco Metals, Inc.(2)
10.5    --  Amendment No. 1 to Management Consultant Agreement dated May 17, 1996 between The
            Renco Group, Inc. and Renco Metals, Inc.(5)
10.6    --  Amended and Restated Loan and Security Agreement between Congress Financial
            Corporation and Magnesium Corporation of America dated August 4, 1993(2)
10.7    --  Amendment No. 1 dated January 31, 1996 to Amended and Restated Loan and Security
            Agreement dated as of August 4, 1993, between Congress Financial Corporation and
            Magnesium Corporation of America, extending the term thereof to August 4, 1998(6)

EXHIBIT
NUMBER                                  IDENTIFICATION OF EXHIBITS
10.8    --  Amendment No. 2 to Amended and Restated Loan and Security Agreement dated as of
            August 4, 1993, between Congress Financial Corporation and Magnesium Corporation of
            America
10.9    --  Loan and Security Agreement between Congress Financial Corporation and Sabel
            Industries, Inc. dated August 4, 1993(2)
10.10   --  Amendment No. 1 dated January 31, 1996 to Loan and Security Agreement dated as of
            August 4, 1993, between Congress Financial Corporation and Sabel Industries, Inc.,
            extending the term thereof to August 4, 1998(6)
10.11   --  Amendment No. 2 to Loan and Security Agreement dated as of August 4, 1993, between
            Congress Financial Corporation and Sabel Industries, Inc.
10.12   --  Agreement dated July 31, 1969 between the State of Utah, acting by and through the
            State Land Board, and National Lead Company, as amended by Addendum dated March 7,
            1970, Second Addendum dated March 7, 1972 and Assignment to Amax Magnesium
            Corporation dated October 31, 1980 (ML 18779)(2)
10.13   --  Special Use Lease Agreement 711 dated July 14, 1987 between the State of Utah,
            Division of State Lands and Forestry and Amax Magnesium Corporation(2)
10.14   --  Amended Rights of Way No. U-54897, dated June 21, 1993 issued by the United States
            Department of the Interior Bureau of Land Management, Salt Lake District Office to
            Magnesium Corporation of America(2)
10.15   --  Lease dated May 13, 1991 between Sabel Industries, Inc. as tenant and Janis Sabel, the Estate of Mark Sabel, Marcelle Sabel Moers a/k/a Marcel Sabel Moers, Dorothy
            Anne Bell and Lee Altheimer as successors to the Estate of Dorothy Altheimer with respect to premises known as Theodore Highway 90, County of Mobile, Alabama(2)
10.16   --  Lease dated July 1, 1977 between Dewey Emfinger and his wife, Bea Emfinger, to
            Sabel Steel Service Incorporated with respect to premises known at 599 Ross Clark
            Circle, Dothan, Alabama and the sublease thereof to Sabel Industries, Inc. then known as Ren Alabama Inc. dated July 30, 1987(2)
10.17   --  Lease dated July 30, 1987 between Mark Sabel, Janis Sabel, Marcel Moers and Dorothy
            Altheimer, owner of an undivided 50% interest and Ted Cohen, owner of an undivided
            50% interest, all as tenants in common, to Sabel Industries, Inc. (name subsequently changed to JiMark Investment Company, Inc.) with respect to premises known as 2811 Day Street, Montgomery, Alabama and the sublease thereof to Sabel
            Industries, Inc., then known as Ren Alabama Inc., dated July 30, 1987. Note: Sabel
            Industries, Inc. subsequently purchased the undivided 50% interest of Mr. Cohen(2)
10.18   --  Master Lease Indenture dated July 30, 1987 between Sabel Land Company, a tenancy in common, comprised of Mark Sabel, Janis Sabel, Marcel Moers and Dorothy Altheimer
            and Sabel Industries, Inc. then known as Ten Alabama Inc. covering premises known as Railroad Street, West Lafayette Street, East Lafayette Street, 749 North Court
            Street and 589 North Court Street, all in Montgomery, Alabama (other premises covered by this original lease are no longer used by Sabel Industries, Inc.)(2)
10.19   --  Brine Supply Agreement dated August 3, 1993 between AZKO Salt Inc. and Magnesium
            Corporation of America(2)
10.20   --  Net Worth Appreciation Agreements between Sabel Industries, Inc. and:
            a) Keith Sabel, dated January 24, 1994(3)
            b) Phillip Brown, dated January 24, 1994(3)
10.21   --  Waiver of "Additional Fees" through October 31, 1995 dated January 11, 1996 between
            The Renco Group, Inc. and Renco Metals, Inc.(4)
12.1    --  Computation of Ratios of Earnings to Fixed Charges(5)

EXHIBIT
NUMBER                                  IDENTIFICATION OF EXHIBITS
21.1    --  Subsidiaries of Renco Metals, Inc.(2)
23.1    --  Consent of Cadwalader, Wickersham & Taft (included in Exhibit
            5.1)(1)
23.2    --  Consent of Independent Auditors
25.1    --  Statement of Eligibility of Trustee on Form T-1(1)


- ---------------
(1) To be filed by amendment.

(2) Previously filed and incorporated herein by reference from the Registrants' Registration Statement on Form S-4 (file no. 33-68230) as declared effective by the Securities and Exchange Commission on December 3, 1993.

(3) Previously filed and incorporated herein by reference from Renco Metals, Inc.'s Form 10-K for the fiscal year ended October 31, 1994 (File No. 33-68230).

(4) Previously filed and incorporated herein by reference from Renco Metals, Inc.'s Form 10-K for the fiscal year ended October 31, 1995 (File No. 33-68230).


(5) Previously filed.



(6) Previously filed and incorporated herein by reference from Renco Metals, Inc.'s Form 10-Q for the quarterly period ended January 31, 1996 (File No. 33-68230).


     (b) Financial Statement Schedules.

        Schedule II -- Valuation of Qualifying Accounts

ITEM 17.  UNDERTAKINGS

     A. Undertaking in Respect of Indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     B. Undertaking with Respect to Rule 430A.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, each of the undersigned Registrants has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 13th day of June 1996.


                                          RENCO METALS, INC.


                                          By:      /s/ IRA LEON RENNERT


                                            ------------------------------------
                                                      IRA LEON RENNERT

                                                   Chairman of the Board

                                          MAGNESIUM CORPORATION OF AMERICA


                                          By:      /s/ IRA LEON RENNERT


                                            ------------------------------------
                                                      IRA LEON RENNERT
                                                   Chairman of the Board

                                          SABEL INDUSTRIES, INC.


                                          By:      /s/ IRA LEON RENNERT


                                            ------------------------------------
                                                      IRA LEON RENNERT
                                                   Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 13th day of June 1996.


                   SIGNATURE                                        TITLE
RENCO METALS, INC.
             /s/ IRA LEON RENNERT                Chairman, Director and Chief Executive
- -----------------------------------------------  Officer (Principal Executive Officer)
               IRA LEON RENNERT


               /s/ ROGER L. FAY                  Vice President (Principal Financial and
- -----------------------------------------------  Accounting Officer)
                 ROGER L. FAY


MAGNESIUM CORPORATION OF AMERICA
             /s/ MICHAEL H. LEGGE                President and Chief Executive Officer
- -----------------------------------------------  (Principal Executive Officer)
               MICHAEL H. LEGGE


              /s/ TODD R. OGAARD                 Chief Financial Officer (Principal Financial
- -----------------------------------------------  and Accounting Officer)
                TODD R. OGAARD


             /s/ IRA LEON RENNERT                Chairman of the Board of Directors
- -----------------------------------------------
               IRA LEON RENNERT

                   SIGNATURE                                        TITLE
SABEL INDUSTRIES, INC.
                /s/ KEITH SABEL                  Director, President and Chief Executive
- -----------------------------------------------  Officer (Principal Executive Officer)
                  KEITH SABEL

               /s/ PHILLIP BROWN                 Vice President--Finance (Principal Financial
- -----------------------------------------------  and Accounting Officer)
                 PHILLIP BROWN

             /s/ IRA LEON RENNERT                Director
- -----------------------------------------------
               IRA LEON RENNERT

             /s/ JUSTIN W. D'ATRI                Director
- -----------------------------------------------
               JUSTIN W. D'ATRI

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Renco Metals, Inc. and Subsidiaries:

     Under date of December 1, 1995, we reported on the consolidated balance sheets of Renco Metals, Inc. and subsidiaries as of October 31, 1994 and 1995, and the related consolidated statements of operations, stockholder's equity (deficit), and cash flows for each of the years in the three-year period ended October 31, 1995, which are included in the registration statement. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule (Schedule II -- Valuation and Qualifying Accounts) included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

     In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG PEAT MARWICK LLP

Salt Lake City, Utah
December 1, 1995

                                                                     SCHEDULE II

                      RENCO METALS, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED OCTOBER 31, 1993, 1994, AND 1995
                             (DOLLARS IN THOUSANDS)

                                                                   ADDITIONS       DEDUCTIONS-
                                                  BALANCE AT        CHARGED        WRITE-OFFS      BALANCE
                                                  BEGINNING       TO COSTS AND       AGAINST       AT END
                                                   OF YEAR          EXPENSES        ALLOWANCE      OF YEAR
Year ended October 31, 1993:
  Applied against asset accounts:
     Allowance for doubtful accounts...........     $  945            $176            $(165)        $ 956
     Allowance for inventory obsolescence......      1,660              --             (896)          764
Year ended October 31, 1994:
  Applied against asset accounts:
     Allowance for doubtful accounts...........     $  956            $ 93            $(558)        $ 491
     Allowance for inventory obsolescence......        764              --              (86)          678
Year ended October 31, 1995:
  Applied against asset accounts:
     Allowance for doubtful accounts...........     $  491            $188            $(165)        $ 514
     Allowance for inventory obsolescence......        678              --             (114)          564

                                 EXHIBIT INDEX


                                                                                      SEQUENTIAL
EXHIBIT                                                                                NUMBERED
NUMBER                           IDENTIFICATION OF EXHIBITS                             PAGES
- ------  ----------------------------------------------------------------------------- ----------
 23.2   -- Consent of Independent Auditors